CORP

Annual Report 2002

Value Proposition

Questar offers investors a lower-risk opportunity to capitalize on the strong fundamentals of natural gas. The U.S. natural gas market is expected to grow by 50% over the next two decades. The Rocky Mountain region – Questar's core operating area – is the country's fastest growing gas-producing region. Rockies natural gas markets are also growing at well above the national average. Questar combines the stability, predictability and strong credit support that comes from regulated interstate transmission and retail-distribution businesses with the growth potential from nonregulated activities such as exploration and production. Questar has delivered nearly 10% average annual earnings-per-share growth over the past five years. Combined with a competitive dividend, Questar offers a 10-15% compound annual return potential with less volatility than other energy companies.


QUESTAR
Wexpro

"We're used to working in the rough weather and terrain of the Rocky Mountains. Questar's been a major player here since the 1920s, and that gives us an advantage in finding and developing gas and oil reserves."

—Doug Smith
production foreman, Wexpro

consecutive dividends

without a reduction

dividend increases

in the last 30 years

In 2002, Questar executed its plan

Delivered a 14.3% total return t shareholders versus –22.1% for the S& 500 and 2.5% for peers ◦ Increase nonregulated gas and oil productio 12% ◦ Protected company credit rat ings, which remain strong ◦ Reduce debt from 59% to 51% of total capi talization ◦ Received more than $25 million from selling nonstrategic an underperforming assets at favorabl prices ◦ Laid the groundwork fo improved returns on capital fro regulated businesses ◦ Reduced com modity-price risk with new hedgin discipline ◦ Provided superior low cost services to customers

2002 Total Return
to Shareholder


14.3%
2.5%
S&P 500
Peer Group
Questar
-22.1%

We've set the bar higher for 200

Contents

Nonregulated Activities

Questar Market Resources (QMR)

Gas and oil exploration, production, gathering, processing, wholesale-energy marketing and risk-management services

- Questar Exploration and Production
  Explores for and develops gas and oil in the Rocky Mountains and Midcontinent
- Wexpro
  Develops and operates gas-producing properties on behalf of Questar Gas
- Questar Gas Management
  Engages in gas gathering and processing
- Questar Energy Trading
  Markets gas and oil in the western U.S. and provides risk-management services

Corporate and Other Operations (Other)

- Questar InfoComm
  Provides integrated information technology, communication and data-hosting services

Regulate Service

Questar Regulated Services (QRS)

A holding company that provides administrative, accounting, engineering and other shared services to utility and pipeline subsidiaries

- Questar Pipeline
  Conducts natural gas transmission, storage, gathering and processing primarily in Wyoming, Utah and Colorado
- Questar Gas
  Distributes natural gas t 750,000 customers in Uta southwestern Wyoming and southeastern Idaho
- Questar Energy Services
  Provides nonregulated services

Highlights

- Grew nonregulated gas and oil production 12% to a record 96.3 bcfe
- Increased gross production capacity 50% at key Pinedale and Uinta Basin projects
- Expanded Wexpro investment base to a record $164.5 million
- Sold noncore assets to reduce debt, improve future returns
- Grew gathering volumes 23% due to regional production growth and acquisition

2003 QMR capital budget: $225 million

Highlights

- Grew gas-transmission volumes 16% to 362.9 dth
- Increased retail-distribution customers 2.5% to 750,000
- Placed eastern zone of Southern Trails Pipeline in service
- Questar Pipeline sold 50% ownership in TransColorado Pipeline

2003 QRS capital budget: $130 million

2002 Net Income* *$ millions*


97.9
65.2
Market Resources
Regulated Services
Other $7.8

*Before goodwill write-down

2002 Net Income*

Percentage of total


57%
38%
Market Resources/Other
Regulated Services
Other 5%

*Before goodwill write-down

An Integrated Natural Gas Company

Headquartered in Salt Lake City • $3.1 billion in assets at year-end 2002 • Two principal subsidiaries – Questar Market Resources (nonregulated activities) and Questar Regulated Services (regulated activities) • 2,225 employees at year-end.

Assets $3.1 billion

December 31, 2002


46%
52%
Market Resources
Other 2%
Regulated Services
TRANSMISSION 24%
DISTRIBUTION 28%

Capital Expenditures *$ millions*

2003 budget $385


58%
34%
Market Resources $225
Other $29
Regulated Services $130

Highlights

Net income of $1.88 per share, including goodwill write-down

14.3% total return to shareholders, including stock-price appreciation and dividends

14% return on shareholders' equity

232nd consecutive dividend, with 29 increases in 30 years

Strong balance sheet; reduced debt

Strategies

Improve returns on capital

Maintain a strong balance sheet

Grow reserves and production

Hedge production to manage price risk

Expand and extend pipeline system

Develop the preferred Rockies hub

Financial/Operating Highlights

	YEAR ENDED DECEMBER 31,			PERCENTAGE INCREASE (DECREASE)		COMPOUND ANNUAL GROWTH RATE
	2002	2001	2000	**2001-2002**	2000-2001	**1997-2002**
	$ millions, except per-share amounts					
Revenues	**$1,200.7**	$1,439.4	$1,266.2	**(17)%**	14%	5%
Operating income	**274.2**	274.1	248.0	–	11	12
Income *before accounting change*	**170.9**	158.2	149.5	**8**	6	12
Earnings per diluted common share						
before accounting change	**2.07**	1.94	1.85	**7**	5	12
Net income	**$155.6**	$158.2	$149.5	**(2)**	6	10
Earnings per diluted common share	**$1.88**	$1.94	$1.85	**(3)**	5	10
Dividend per common share	**.725**	.705	.685	**3**	3	3
Book value per common share	**$13.88**	$13.26	$11.79	**5**	12	7
Average common diluted						
shares outstanding *millions*	**82.6**	81.7	80.9	**1**	1	–
Total assets	**$3,067.9**	$3,241.0	$2,472.0	**(5)**	31	10
Net cash provided from operating activities	**464.7**	372.7	252.1	**25**	48	19
Capital expenditures	**357.8**	984.1	315.1	**(64)**	212	11
Capitalization						
Long-term debt, less current portion	**$1,145.2**	$997.4	$714.5	**15**	40	16
Common shareholders' equity	**1,138.8**	1,080.8	952.6	**5**	13	7
Total	**$2,284.0**	$2,078.2	$1,667.1	**10**	25	11
Return on common shareholders' equity	**14.0%**	15.6%	16.2%	–	–	–
Return on assets	**10.4%**	10.9%	12.5%	–	–	–
Employees	**2,225**	2,221	2,022	–	10	–
Questar Market Resources						
Gas production *bcf*	**79.7**	70.6	69.0	**13**	2	11
Nonregulated oil and NGL production *MMbbl*	**2.8**	2.5	2.2	**12**	14	3
Total nonregulated production *bcfe*	**96.3**	85.6	82.3	**12**	4	9
Energy-marketing volumes *MMdth*	**83.8**	91.8	105.6	**(9)**	(13)	(10)
Questar Regulated Services						
Natural gas-distribution deliveries *MMdth*	**148.0**	149.0	148.5	**(1)**	–	–
Natural gas-transmission throughput *MMdth*	**362.9**	312.8	275.2	**16**	14	7

Financial/Operating Highlights

Nonregulated Activities


MT
ID
WY
UT
CO
AZ
NM
OK
AR
TX
LA

Regulated Services


MT
OR
ID
WY
NV
UT
CO
CA
AZ
NM
Questar Gas
Questar Pipeline
Other pipelines

Net Income
$ millions


89.3
96.9
149.5
158.2
155.6*
DOLLARS
98
99
00
01
02
YEAR

*after goodwill write-down

Earnings Per Share
diluted


1.08
1.17
1.85
1.94
1.88*
DOLLARS
98
99
00
01
02
YEAR

*after goodwill write-down

Dividends Per Share


65.3
67.0
68.5
70.5
72.5
CENTS
98
99
00
01
02
YEAR

Return On Equity


10.8
11.1
16.2
15.6
14.0*
PERCENT
98
99
00
01
02
YEAR

*after goodwill write-down

Nonregulated Gas/Oil Proved Reserves


574
598
730
1,184
1,113
BCFE
98
99
00
01
02
YEAR

Questar Stock Price
year-end


19.38
15.00
30.06
25.05
CLOSE
27.82
29.45 HIGH
18.01 LOW
DOLLARS
98
99
00
01
02
YEAR



Questar shareholders had a pretty good year in 2002, realizing a 14.3% total return compared to a 22.1% decline in the S&P 500, and a 2.5% average increase for our six closest natural gas industry peers. Indeed, over the five-year period through 2002, Questar stock has outperformed each of the major market indices and this peer group.

Focus on Core Natural Gas Business

In a tough year for the market and for energy companies in particular, we stayed focused on our core natural gas business. We maintained capital discipline and took decisive steps to strengthen our balance sheet. This "stick-to-the-basics" approach will remain a hallmark of this company in the years ahead.

Net income for 2002 was $155.6 million, or $1.88 per diluted share, compared with $158.2 million, or $1.94 per share, in 2001. The 2002 result included a write-down of $15.3 million, or $.19 per share, caused by a change in the method of accounting for goodwill. Sales of noncore assets contributed an after-tax gain of $27 million, or $.33 per share.

Excluding the goodwill write-down, 2002 net income was $170.9 million, or $2.07 per diluted share. If the write-down and asset sales are excluded, 2002 earnings were $143.9 million, or $1.74 per share compared with $145.6 million, or $1.78 per share on a comparable basis in 2001. Over the past five years, Questar has delivered nearly 10% average annual growth in earnings per share.

Record Production Growth

In 2002, we worked on the things that we could control or influence, again with pretty good success. We grew nonregulated natural gas and oil production 12% to a record 96.3 bcfe, despite asset sales and price-related curtailments in our core Rockies producing regions. Our regulated companies came through with record deliveries and net income in a year in which earnings from our nonregulated businesses were hurt by low natural gas prices. We reduced total corporate debt from 59% to 51% of total capitalization, keeping our credit ratings strong.

Also in 2002, we sold underperforming assets at favorable prices, laying the groundwork for improved returns on capital in each of our core businesses. We also confronted the financial underperformance of our utility, Questar Gas, making progress in our Utah general rate case.

Market Resources Results

Questar Market Resources (QMR), which conducts nonregulated gas and oil development and production, gathering, processing and marketing, had net income of $98 million in 2002 compared with $101 million in the prior year.

Record natural gas and oil-equivalent production was offset by a 20% decline in the average realized natural gas sales price. Approximately 60% of QMR's production is in the Rockies region, where market prices were severely depressed during much of 2002.

QMR's *return on equity was* 18% in 2002, among the highest in its peer group.

Hedging improved QMR's net natural gas price realization by $.41 per Mcf in 2002 — boosting earnings by more than 20 cents per share. Hedging lowers our cost of capital by ensuring acceptable returns on capital and reducing volatility of earnings and cash flows.

Wexpro, a QMR subsidiary that develops and operates natural gas properties for our utility, Questar Gas, earned a record $30.8 million in 2002 versus $28.2 million in 2001.

Questar Gas Management, QMR's gathering and processing subsidiary, increased earnings 90% to $9.1 million.

Strong Regulated Services Results

Solid results from our regulated businesses — which provide a stable earnings foundation — again demonstrated the strength of Questar's integrated business mix, especially in a year of low commodity prices.

Questar Regulated Services — consisting principally of Questar Pipeline and Questar Gas — earned a record $65.2 million in 2002, 12% higher than in 2001.



Questar Market Resources expanded drilling activity on the Pinedale Anticline in Wyoming.

Questar Pipeline's net income increased 10% to a record $32.6 million, generating a 13.2% return on equity.

Gas-transportation volumes grew 16% to a record 362.9 million decatherms (dth) due to higher utilization on Questar Pipeline's core system and pipeline expansions.

Questar Pipeline placed the eastern zone of the Southern Trails Pipeline into service from the Four Corners region to the California border.

Questar Pipeline sold its 50% interest in the TransColorado Pipeline for $105.5 million.

Questar Gas increased its net income 25%, to $32.4 million, including the benefit from a one-time recovery of $3.8 million in gas-processing costs incurred in 1999 and 2000.

Questar Gas increased its rate base to $575 million. Despite a weak economy, the company maintained a 2.5% customer-growth rate, well above the *industry average.*

Questar Gas's 2002 return on equity, 10.5%, was below its allowed return — a problem we confronted by filing a general rate case in Utah. At the end of 2002, the Utah Public Service Commission granted Questar Gas an $11.2 million rate increase, effective Dec. 30, 2002, and increased the authorized return to 11.2%.

Dividend Growth

In 2002, we increased our dividend for the 29th time in 30 years to $.74 per share per year. Our dividend policy is a key part of our value proposition to shareholders. Indeed, Questar shareholders should benefit if Congress enacts President Bush's proposal to eliminate the double taxation of dividends.

to 300 potential drilling locations on Pinedale Anticline based on 40-acre spacing

Focus on Improving Returns

Our 14.0% consolidated return on equity — a key measure of long-term performance — places us near the top of our peer group. Nonetheless, improving returns on capital in each of our businesses remains a top priority. We are revamping internal decision-making processes to improve capital-investment results. We design our incentive plans to encourage employees to use capital wisely, operate efficiently, develop new opportunities, and engage in a common quest to improve performance. In short, we want our people to think and act like owners.

Outlook for 2003 and Beyond

The year 2002 was in many respects a transition year for Questar. In 2003, we intend to get back on a solid-growth track. At the beginning of each year we set goals for the corporation. These corporatewide goals cascade downward into specific, measurable business-unit goals. We then hold ourselves accountable by tying incentive compensation to our performance in meeting these goals. Current and prospective Questar investors will want to follow our progress on six major goals:

1) Increase earnings by 15%

With higher natural gas prices projected for 2003, Questar Market Resources' earnings should rebound strongly. Moreover, the steps we took in 2002 to improve returns on capital in our regulated businesses set the stage for a good year for both Questar Pipeline and Questar Gas.

2) Grow nonregulated gas and oil-equivalent production by 5 to 10%

Adjusting for the impact of 2002 asset sales, QMR starts 2003 at a lower annual base production capability of about 84 bcfe. Our goal in 2003 is to increase nonregulated production by 5 to 10% — and to do so with the drill bit. QMR has a large inventory of lower-risk development wells yet to be drilled, notably on the Pinedale Anticline in western Wyoming and the Uinta Basin in eastern Utah. We also expect production growth from our Midcontinent region.

In addition, QMR has a substantial inventory of "legacy" properties — producing properties we have held for decades — particularly in the Rockies. We believe advances in drilling and completion technology in recent years, combined with an improved outlook for Rockies gas prices, will allow us to capture more value from these properties. One of the axioms of the E&P industry is that the best place to look for gas and oil is in areas where gas and oil have previously been found, and where there is developed infrastructure. We're going to do just that — on properties we hold.



Questar Gas customer growth remained strong in 2002 with over 18,000 additions.

projected increase in U.S. natural gas demand

3) Accelerate drilling on the Pinedale Anticline
The Pinedale Anticline in Wyoming's Green River Basin is one of the most promising natural gas plays in the U.S. lower 48. QMR subsidiaries Questar Exploration and Production and Wexpro have a combined 60% working interest in 14,800 gross acres on the Anticline — with 275 to 300 potential locations based on 40-acre spacing. Moreover, the number of well locations might someday double if we determine that development on 20-acre spacing is economic. Currently, only 51 of these locations have been drilled, with an average of 15 wells annually for the last three years. To accelerate development of our Pinedale asset, we'll ramp up our drilling to 20-25 wells per year. The incremental value from Pinedale acceleration is significant — investors will want to follow our progress on this important initiative.

4) Improve returns on capital in Questar Pipeline while capitalizing on strong Rockies fundamentals
The Rockies area is the fastest growing gas-producing region in the U.S. New pipelines are needed to move gas to both regional and national markets. Questar Pipeline is at the center of the action — and we intend to get our share of the new opportunities. In 2003, we will expand our pipeline system, employing appropriate capital in projects that yield attractive incremental returns.



Questar Market Resources is a low-cost operator in the Rockies and the Midcontinent.

5) Earn our allowed ROE in Questar Gas
In recent years, Questar Gas's returns have been below those earned by similarly well run utilities in other states. At the end of 2002, the Public Service Commission of Utah (PSCU) authorized a modest increase in Questar Gas's authorized return on equity (ROE) from 11% to 11.2%. In addition, the Utah Legislature in March 2003 passed by unanimous vote legislation directing regulators, when setting retail-utility rates, to use a test period that is most representative of the period in which the rates will be in effect. We believe the outcome of the rate case and the legislature's clear mandate to Utah regulators signal an improving regulatory climate in Utah. Questar Gas intends to earn its allowed return in 2003.

6) Drive down costs/improve margins in each of our core businesses
We strive to be an efficient, low-cost operator. We've set goals in each of our businesses to drive down costs and improve margins. QMR has set a goal to hold the

DD&A rate at $.91 cents per Mcfe for nonregulated exploration and development activities. This will be a significant achievement because of a high commodity-



Questar Pipeline expands Rockies hub-and-spoke system to meet regional volume growth.

price environment that will likely result in higher service-company costs. QMR's business units have set goals to reduce unit-throughput costs and operating expenses.

Questar Regulated Services has a 2003 goal to achieve a 6% improvement in operating productivity — defined as earnings before interest and taxes divided by number of employees — while improving its customer-satisfaction ratings. QRS has also set goals for improved capital productivity and safety performance in each of its businesses.

To achieve the authorized 11.2% ROE, Questar Gas must control costs to offset declining usage per customer while maintaining or improving customer-satisfaction levels. We're holding ourselves accountable. Management and employee incentive compensation is based on our performance against these goals.

Working for Our Shareholders

We come to work every day mindful that our primary job is to manage this enterprise for the long-term interests of our shareholders. We come to work for the mutual fund manager who has held Questar stock for years. For the parent, who holds Questar stock in a child's college-education fund. For the value investor, who wants a lower-risk opportunity to capitalize on the strong fundamentals of natural gas. For the long-term investor, who wants solid growth and income with moderate risk. For retirees, who want to sleep at night confident that Questar won't implode the way other energy companies have in the past couple of years.

We, like most Americans, are sickened by the abuses of shareholder trust that have been exposed in other companies in recent years. You won't find any such abuse occurring at Questar. Not now, not ever.

Questar enjoys a reputation for ethics and integrity. I give credit to employees, past and present. I also give credit to my predecessor, Don Cash, and to Gary Nordloh and Nick Rose. Gary retired November 1, 2002, after a stellar career as President and CEO of QMR. Nick Rose, currently President and CEO of Questar Regulated Services, will retire May 1, 2003. Don, Gary and Nick presided over the transformation of Questar from a small regional utility to what it is today — one of the most respected companies in the energy industry. They leave the company financially strong. More importantly, they leave a company respected for its integrity — there can be no better legacy in today's business environment.

In closing, we think Questar offers a compelling long-term value proposition. Natural gas currently meets one-quarter of the nation's energy needs, and demand for this efficient, abundant and environmentally friendly fuel is projected to grow 50% over the next 20 to 25 years. We're well positioned to capitalize on these strong fundamentals — and we intend to do so.

Thanks for your investment in Questar — and for your confidence and trust.

Sincerely,



Keith O. Rattie
Questar President and
Chief Executive Officer
March 25, 2003


QUESTAR
QGM

"Questar Gas Management is gathering and processing a lot more gas coming out of Pinedale and other Rocky Mountain producing areas. This area is becoming a major supply source for the nation, and we expect to get our fair share of the business."

— Jimmy Druce

district foreman, operations, Questar Gas Management

Questar Market Resources (QMR) is the primary earnings-growth driver for the corporation with a portfolio of nonregulated gas-and-oil development assets.

QMR subsidiaries acquire and develop gas and oil properties, develop cost-of-service reserves for affiliate utility Questar Gas, provide gas-gathering and processing services, market equity and third-party gas and oil, provide risk-management services, and own and operate an underground gas-storage reservoir. QMR's objective is to grow production and reserves through a low-risk acquire-and-exploit strategy. In addition to drilling and developing internally generated prospects, the company acquires established producing properties and enhances productivity through application of proven technology and an emphasis on capital discipline and cost control. QMR mitigates risk by aggressively hedging production to protect cash flows and earnings from commodity-price volatility.

Over the past decade, QMR has grown nonregulated reserves at a 17% compound annual growth rate (CAGR) and nonregulated production by a CAGR of 12%. Net income has grown from $37 million in 1992 to $97.9 million in 2002, a CAGR of 10%. The company's average depletion, depreciation and amortization (DD&A) rate on nonregulated reserves — the generally accepted measure of long-term reserve finding cost — was $.91 per Mcfe during 2002. QMR's attractive DD&A rate results from disciplined, low-risk capital deployment in both acquisitions and drilling.

2002 Highlights

- Net income was $97.9 million compared with $101.1 million in 2001, including gains from asset sales. Weak Rocky Mountain natural gas prices offset record production.
- In 2002, QMR achieved a 18% return on equity and a 12% return on assets.



"We oversee Pinedale gas production, which has doubled in the past year with our successful drilling program. Our job is to get the gas out of the ground and into a gathering line, even when the temperature is 40 below."

— Kevin Williams
production foreman,
Questar Exploration & Production

- Nonregulated gas and oil production increased to a record 96.3 billion cubic feet of gas equivalent (bcfe), up 12% over 2001.
- The company sold 122 bcfe of reserves from nonstrategic properties, strengthening its balance sheet and shedding nongrowth or underperforming assets.
- Excluding the impact of property sales, QMR replaced 153% of production in 2002.
- QMR subsidiaries reported a 98% drilling success rate during 2002.
- With the sale of Celsius Energy Resources Ltd. in October 2002, QMR exited the Canadian E&P business to reduce debt and focus on its core Rockies and Midcontinent operations.

Financial Performance

QMR's 2002 net income of $97.9 million included $26.8 million from the sale of nonstrategic properties in Canada, the San Juan Basin, and the Midcontinent. Asset sales contributed $8.7 million of net income in 2001. Excluding asset sales, QMR's net income was $71.1 million in 2002 versus $92.4 million in 2001, a 23% decrease.

Exploration and Production

QMR's exploration and production subsidiaries earned $56.2 million in 2002 versus $64.5 million in 2001, a 13% decrease, due primarily to lower realized prices. Average realized nonregulated gas-sales prices decreased 20% from $3.21 per Mcf in 2001 to $2.58 per Mcf in 2002. Approximately 60% of QMR's nonregulated gas production came from Rocky Mountain basins, where net-to-the-well prices were below $1.50 per Mcf for much of the year. Increasing Rockies productive capability, inadequate takeaway capacity on pipelines serving markets outside the region and weak local demand all combined to create a regional supply surplus that severely depressed prices. Hedging partially offset weak Rockies prices, improving the company's overall average gas-sales price by approximately $.41 per Mcf.

QMR subsidiaries drilled or participated in 277 gross wells during 2002, completing 227 gross (154 net) as productive with seven gross (four net) dry holes, a 98% success rate. At year-end, 22 wells were waiting on completion, seven were drilling and 14 were being evaluated.

Net nonregulated gas and oil production increased 12% to 96.3 bcfe compared to 85.6 bcfe a year earlier, despite curtailment of approximately 3.3 bcfe of Rockies production in 2002 due to low gas prices.

Year-end 2002 nonregulated gas and oil reserves were 1,113 bcfe compared to 1,184 bcfe at the end of the prior year, a 6% decrease, due primarily to the sale of 122 bcfe associated with nonstrategic properties.

Rockies Drilling Results

During 2002, QMR significantly increased production from its two key growth areas in the Rockies — the Pinedale Anticline in western Wyoming and the Uinta Basin in eastern Utah. At Pinedale, QMR

Market Resources
Net Income *$ millions*



26.1
43.9
77.8
101.1
97.9
DOLLARS
98
99
00
01
02
YEAR

increase in net nonregulated gas and oil production in face of industry decline

QMR drilled or participated in 23 gross wells with a 100% success rate, completing 21 (18 net) as gas wells, with two wells drilling or waiting on completion at year-end. Gross productive capacity increased by 47 MMcfe per day to more than 126 MMcfe per day by year-end 2002. Net nonregulated production from Pinedale was 8.6 bcfe for 2002.

In the Uinta Basin, QMR continued developing properties acquired in the mid-2001 purchase of Shenandoah Energy. Gross-operated gas-productive capacity was 107 MMcf per day at year-end compared to 58 MMcf per day a year earlier. Gross-operated oil production remained essentially flat at about 3,200 barrels per day. Net 2002 nonregulated production from the Uinta Basin was 26.8 bcfe.

During 2002, QMR drilled or participated in 150 gross Uinta Basin wells with a 97% success rate. Results included 130 gas wells (107 net), three oil wells (three net), four wells (three net) plugged and abandoned, seven wells waiting on completion and six wells being evaluated.

Midcontinent Activities

QMR's Midcontinent E&P assets, located primarily in Oklahoma, the Texas Panhandle, northern Louisiana and East Texas, continued to provide solid production and earnings during 2002. Total Midcontinent net production was 32.6 bcfe in 2002 compared with 38.3 bcfe in 2001, a 15% decrease, due to property sales and a temporary shift of capital spending to Pinedale and the Uinta Basin. During the year, QMR drilled or participated in 72 gross wells in the Midcontinent region, with a 98% success rate. Results included 42 gas wells (15 net), six oil wells (four net), two wells that were plugged and abandoned (0.3 net), 11 wells waiting on completion, six wells drilling at year-end and five wells being evaluated. The average realized Midcontinent gas price of $3.35 per Mcf was $1.21 per Mcf higher than in the Rockies

QMR Financial and Operating Highlights

$ millions

	2002	2001	2000
Revenues	**$629.1**	$746.4	$742.1
Operating income	**130.4**	159.3	128.2
Net income	**97.9**	101.1	77.8
Capital expenditures	**189.4**	638.5	187.4
Production volumes			
Nonregulated			
Natural gas *bcf*	**79.7**	70.6	69.0
Oil & NGL *MMbbl*	**2.8**	2.5	2.2
Natural gas equivalents *bcfe*	**96.3**	85.6	82.3
Average realized product price *including hedges*			
Nonregulated			
Natural gas *Mcf*	**$2.58**	$3.21	$2.80
Oil & NGL *bbl*	**$20.39**	$19.22	$20.50
Energy-marketing volumes *energy-equivalent MMdth*	**83.8**	91.8	105.6
Gathering volumes *MMdth*	**191.0**	155.9	154.8
Proved reserves–nonregulated			
Natural gas *bcf*	**950**	998	640
Oil & NGL *MMbbl*	**27.2**	31.1	15
Natural gas equivalents *bcfe*	**1,113**	1,184	730
Five-year finding-and-acquisition cost *nonregulated per Mcfe*	**$.85**	$.85	$.86

Principal Operations



WA
MT
OR
ID
NV
Salt Lake City
UT
Rock Springs
Denver
CO
CA
AZ
NM
OK
Tulsa
Oklahoma City
AR
TX
LA

Rocky Mountains • Uinta Basin

Net leasehold acreage	118,275
Proved reserves	390 bcfe
Net production	73 MMcfe/d

Rocky Mountains • Pinedale

(excludes Wexpro)

Net leasehold acreage	10,684
Proved reserves	321 bcfe
Net production	24 MMcfe/d

Rocky Mountains • Other

Net leasehold acreage	987,711
Proved reserves	129 bcfe
Net production	57 MMcfe/d

Midcontinent

Net leasehold acreage	422,990
Proved reserves	273 bcfe
Net production	89 MMcfe/d

Wexpro

Develops and operates gas-producing properties on behalf of Questar Gas.

Exploration & production

Gas processing

Proved Reserves



Rocky Mountains • Uinta Basin

Rocky Mountains • Pinedale

Rocky Mountains • Other

Midcontinent Questar E&P

Net Production



due to strong national demand and adequate regional gas transportation capacity.

Wexpro

Wexpro provides QMR with a predictable earnings stream through an agreement that is unique in the energy industry. The company manages and develops cost-of-service gas reserves owned by Questar's gas-distribution utility, Questar Gas. Wexpro's activities are governed by a long-standing agreement with Utah and Wyoming regulatory agencies. Wexpro receives an after-tax return of approximately 19% on its net investment in commercial wells — known as the investment base — adjusted for changes in working capital, deferred taxes and depreciation. The calculated return is largely unaffected by commodity prices. Wexpro's development activities generally provide Questar Gas with supplies at below-market prices. This company-owned gas comprises 40 to 50% of the utility's total deliveries, helping to keep customer rates perennially among the lowest in the nation.

Wexpro reported 2002 net income of $30.8 million, a $2.6 million improvement over the prior year. Wexpro drilled or participated in 28 gross wells with a 100% success rate. Twenty-six wells (17 net) were completed as gas wells and two wells were waiting on completion at year-end. Wexpro's year-end investment base grew $3.2 million to $164.5 million. Cost-of-service reserves increased 3% after production to 442 bcfe at year-end.

Gathering, Processing and Marketing

QMR's gas-gathering, processing and marketing subsidiaries earned $11 million in 2002 compared with $8.4 million in 2001, a 30% increase. Gathering volumes increased 23% in 2002 mainly from regional production growth and the mid-2001 acquisition of a Utah gathering system.

QMR gas-gathering and processing subsidiary Questar Gas Management (QGM) operates 1,411 miles of gas-gathering systems and five gas-processing plants in Wyoming, Colorado, Utah and Oklahoma. QGM also is a 50% partner in Rendezvous Gas Services, which provides gas-gathering, processing, blending and transportation services to producers in the prolific Jonah-Pinedale area of Wyoming's Green River Basin. Gathering volumes for nonaffiliated parties increased 22% to 112 MMdth in 2002 while affiliate volumes increased 23% to 79 MMdth. Midstream financial performance benefited from an improvement in processing margins due to higher realized natural gas-liquids prices and low Rockies gas prices.

Questar Energy Trading (QET) conducts nonregulated marketing and risk-management operations in the western U.S. and markets the company's equity gas and oil production. QET's energy-price hedges are categorized as cash-flow hedge transactions under the accounting provisions of SFAS 133 as amended and interpreted. The company does not speculate on future energy prices and rigorously evaluates and manages counterparty credit risk.

Nonregulated Gas/Oil Reserves
proved



574
598
730
1,184
1,113
BCFE
98
99
00
01
02
YEAR

QMR Growth Results
E&P subsidiaries only

	2002	1992	Change
EBITDA *millions*	**$217**	$ 33*	558%
Year-end reserves *bcfe*	**1,113**	236	372%
Production *bcfe*	**96**	31	210%
Reserve-production ratio	**11.6**	7.6	53%
DD&A rate *Mcfe*	**$.91**	$.79	15%
General & administrative *Mcfe*	**$.28**	$.27	4%
Production costs *Mcfe*	**$.72**	$.52	38%
Average realized gas price *Mcfe*	**$2.58**	$1.65	56%

**Not restated for conversion from full-cost to successful-efforts accounting* to 10% targeted growth in 2003 gas and oil production and reserves

QET operates and owns 75% of the Clear Creek gas storage reservoir in southwestern Wyoming, which has 3 bcf of working storage capacity. The reservoir added a connection with Kern River Pipeline during 2002, augmenting existing links with Questar Pipeline, Northwest Pipeline and the Overthrust Pipeline. The multiple connections provide greater flexibility in responding to changing market conditions.

2003 Capital Program

QMR projects 2003 capital expenditures of $225 million versus $189 million in 2002. The plan includes $129 million for development drilling by the exploration and production subsidiaries, $44 million for gathering and processing facilities, $25 million for Wexpro drilling, $14 million for production and field facilities, and $13 million for other capital spending.

Key 2003 Initiatives

Grow Nonregulated Reserves and Production

QMR will focus on efficiently growing nonregulated production 5 to 10% over the beginning 2003 production base of 84 bcfe. Nonstrategic property sales reduced the production base about 15 bcfe in 2002. For 2003, QMR projects 5 to 10% nonregulated reserve growth.

QMR's capital-spending plan assumes accelerated development drilling at Pinedale. Uinta Basin drilling expenditures — while lower than in 2002 — should be adequate to maintain current production levels while beginning evaluation of gas potential beneath existing producing formations. QMR also intends to increase investment in the Midcontinent to capitalize on new prospects in a favorable price environment.

Accelerate Pinedale Development

QMR is a major operator on the Pinedale Anticline — one of the country's most promising onshore gas-development plays. QMR subsidiaries Questar Exploration and Production (QEP) and Wexpro have an approximate 60% average working interest in 14,800 gross acres in the Mesa area of the Anticline. Based on 40-acre spacing, Questar companies have between 275 and 300 low-risk development-well locations. To date, only 51 of these locations have been drilled and completed. Combined gross reserves for a typical Pinedale well completed in both the Lance and Mesaverde Formations are approximately 8 bcfe. Initial production sales rates range from 4 to 6 MMcf per day.

QMR has drilled an average of 15 wells per year during the last three years — a pace that would require 20 years or more to completely develop the acreage on 40-acre spacing. Pinedale drilling is impacted by environmental restrictions that generally only allow operations between May and November.

QMR plans to add rigs to the 2003 summer drilling program and develop most of its Pinedale acreage using multi-well pads. This approach minimizes surface disturbances, streamlines rig movements and completion operations, reduces costs and downtime, and shortens well-connection times. QMR subsidiaries drilled or participated in


Nonregulated Production
65.3
76.6
82.3
85.6
96.3
BCFE
98
99
00
01
02
YEAR

23 gross Pinedale wells during 2002 with a 100% success rate, completing 21 as gas wells (18 net) with two wells drilling or waiting on completion at year-end.

To expand the Pinedale drilling window, QMR is working with various stakeholders to assess the environmental impact of winter drilling. During the winter of 2002/2003, QMR secured approval from the Bureau of Land Management (BLM) and Wyoming Game and Fish Department (WGFD) to directionally drill up to six wells from a single pad to depths of approximately 14,500 feet. Under a multi-year QMR-sponsored study, the WGFD and BLM will evaluate the impact of winter-pad drilling activities on the area's wintering mule deer population.

An accelerated drilling pace, including expanded winter drilling, would enable QMR to develop its Pinedale acreage over a shorter duration and minimize impacts on wildlife. Although completion activities were not permitted this past winter, the winter-pad wells are expected to come on line by midsummer and accelerate QMR's 2003 production growth.

Continue Uinta Basin Development
QMR operates a 114,000-acre block in the Uinta Basin of eastern Utah obtained in the mid-2001 acquisition of Shenandoah Energy. Since the purchase, QMR has drilled and completed 165 wells to the gas-bearing Wasatch Formation. Gross gas production from the Wasatch increased to 107 MMcf per day at year-end 2002. Typical Wasatch wells have initial-production rates of about 1.0 to 1.2 MMcfe per day and reserves of 1.0 to 1.2 bcfe.



Questar Market Resources plans expenditures of $129 million for development drilling in 2003.

QMR plans to drill 75 Wasatch wells in 2003, about one-third of the remaining operated low-risk Wasatch inventory. This two-rig program is designed to maintain production levels and eliminate the need for capital spending to expand low-pressure gathering systems, which are operating at capacity. Various Wasatch locations have been "saved" for testing reservoirs underlying the Wasatch Formation at depths of 12,000 to 13,000 feet in the Cretaceous, Mesaverde, Blackhawk and Mancos Formations. Recent deeper-well completions by other operators immediately south of QMR's acreage indicate the play may extend onto QMR properties. QMR has started the first of several wells to test this evolving play.

QMR also plans to develop and exploit oil reserves in the Green River Formation, which directly overlies the Wasatch. Oil accumulations are found in discrete, complex sand bodies. After almost 30 years of production, only about 15% of the original oil-in-place in the Green River has been recovered compared with the typical 25 to 30% in similar fields. With each new Wasatch-Formation or deeper well, QMR gets a "free look" at the overlying Green River Formation, increasing understanding of these compli-

"We use the latest geological techniques to accurately assess risk and improve the predictability of our drilling program in the Uinta Basin of Utah. We participated in 150 wells in 2002, with a 97% success rate."

J.D. Herman
development/operations geologist,
Questar Exploration & Production




QUESTAR

"Large volumes of natural gas are trapped in deep 'tight sands' formations at Pinedale and other Rocky Mountain locations. We optimize the productive capacity of these formations by using the latest hydraulic fracturing technology."

Mike Collom
senior petroleum engineer,
Questar Exploration and Production

cated and challenging reservoirs. In 2003, QMR will drill new development wells, including a pilot horizontal well, to exploit untapped Green River Formation reserves.

Increase Midcontinent Investment
In the Midcontinent, QMR has a modest inventory of economically attractive, low-risk, multi-target drilling opportunities in proven plays, primarily in Oklahoma, northern Louisiana and the Texas Panhandle. In recent years — with capital priority shifting to Rockies projects — QMR has divested high-cost, underperforming assets in the Midcontinent while building its inventory of lower-risk drilling prospects. In late 2002 — in response to poor Rockies prices — QMR reduced Uinta Basin activities and reallocated capital to the Midcontinent. QMR will increase 2003 capital spending in the region to $31 million, 41% above the $22 million prior-year spending level.

Continue Prudent Wexpro Investments
Wexpro is a unique business, unlike any other E&P company. Wexpro develops cost-of-service reserves for Questar's retail gas-distribution utility. Wexpro recovers its capital and operating costs, and earns a return of approximately 19% after taxes on its investment. In the last five years, Wexpro has more than doubled its investment base, from $73 million at year-end 1997



Production from prolific Pinedale and Jonah areas flows to Rendezvous compressor station.

to $164 million at year-end 2002.

Wexpro's rapid growth in recent years results from developing its Pinedale Anticline acreage. Wexpro has about 16% of Questar's 60% working interest in 14,800 gross acres at Pinedale. Wexpro has participated in 30 of QMR's 51 Pinedale wells.

In 2003, Wexpro will invest $25 million for drilling to develop additional gas supplies from Pinedale and other core Wexpro properties.

Expand Midstream Investments in Core Areas
QMR subsidiary Questar Gas Management (QGM) gathers and processes natural gas for affiliates and third-party producers. Questar Gas Management is a partner in Rendezvous Gas Services (RGS), a 50% joint venture with Western Gas Resources. RGS provides gas gathering, processing, blending and redelivery services to QEP, Wexpro and other producers in the Pinedale and Jonah areas of western Wyoming. In 2002, Questar Gas Management purchased the remaining 50% interest in the Blacks Fork gas-processing plant, which provides processing services to RGS customers. At year-end 2002, RGS system throughput averaged 200,000 dth per day, a 110% increase from year-end 2001. In 2003, Questar Gas Management and its RGS partner will continue to expand facilities to handle growing volumes from the Pinedale Anticline.

[illegible]ompou[illegible] annual growth rate for nonreg[illegible] [illegible]serves ov[illegible] [illegible]ast [illegible] [illegible]ears

Focus on Returns and Controllable Costs

In evaluating investment opportunities, QMR measures and quantifies drilling-program risks and strives to maintain a low-cost structure. QMR recognizes the cyclicality of energy prices and "stress tests" investment decisions using low-commodity-price assumptions. QMR manages its activities based on a view that the long-term equilibrium in the U.S. natural gas markets occurs at a NYMEX price between $2.75 and $3.75 per MMBtu. When prices rise above that range, QMR hedges to protect against downside risk and focuses on development drilling. When prices move below the range, QMR looks for acquisition opportunities.

QMR believes hedging reduces its overall cost of capital. QMR hedges production to 1) lock in commodity prices that help it meet earnings and growth targets, 2) achieve acceptable returns on invested capital and 3) protect against a drop in prices. Hedging locks in a known and desirable price for company production. The company strives to hedge up to 75% of forecast production from proved reserves by the end of the first quarter of the current year at prices equal to or above planning targets.

Higher commodity prices typically put upward pressure on gas-and-oil service-sector costs. This results in higher finding costs and DD&A rates and ultimately lower margins once prices decline. QMR controls costs through strategic alliances with service companies that value long-term relationships. Service companies appreciate QMR's ability to sustain business activity in low commodity-price periods.

Health, Safety and the Environment

QMR is committed to protect the health and safety of employees and the communities in which the company operates. QMR also strives to minimize the impact of its operations on the environment. As a fundamental strategy, QMR employs a systematic environmental, health-and-safety process.

Nonregulated Proved Reserves

10-year cagr*: 16.8%


1200
1000
800
600
400
200
BCFE
92
93
94
95
96
97
98
99
00
01
02
YEAR

Nonregulated Production

10-year cagr*: 12%


100
80
60
40
20
BCFE
92
93
94
95
96
97
98
99
00
01
02
YEAR

*COMPOUND ANNUAL GROWTH RATE

with QMR President Chuck Stanley

Chuck Stanley, 44, joined the Questar Market Resources companies as executive vice president and chief operating officer on February 1, 2002. He was named to succeed Gary Nordloh as president and chief executive officer effective November 1, 2002, and to replace Nordloh on Questar's Board of Directors.

Stanley previously served in various capacities with British Petroleum Company, Maxus Energy Company, Coastal Corporation and El Paso Corporation, most recently as president and chief executive officer of El Paso Oil & Gas Canada, Inc. A graduate of Virginia Polytechnic Institute and State University, Stanley began his career as a research and field geologist for the Virginia Geologic Survey.

Stanley's 22-year career has taken him to all corners of the globe, and involved him in every phase of the oil and gas business, from exploration to local distribution. Through those experiences he developed a business philosophy that tends to validate many of QMR's strategies. The following are excerpts from a recent interview:

On importance of risk assessment
"Successful E&P companies have three things in common. They have top-notch, well-trained people. They manage to achieve a low-cost structure. And, they develop a culture that understands and accurately evaluates risk. This last attribute is not something that's intuitive. You have to be a student of statistics, of probability. In essence, when we drill wells, we are statistically sampling the distribution of reserves for the play or area we are drilling in. Are we accurately estimating the range of outcomes and basing our investment decisions on that statistical data base? We do that at Pinedale, the Uinta Basin, everywhere."



Questar Market Resources uses a team approach to identify and develop most of its drilling projects.

On applying investment discipline
"We use a team approach at Questar. We identify and develop most of our own new plays, although we do consider outside proposals. We want our people to be creative and persistent, and to think outside the box. But we train our people to thoroughly assess risk and understand economics.

"Another point I would make is that Questar has been in the E&P business for more than 70 years. We understand that developing a risk culture does not mean developing an

"We're in business to make money, not just to find gas and oil. We try to drive this awareness into every part of our business. The history of the E&P industry is littered with companies that found lots of gas and oil and still went out of business."

-Chuck Stanley, QMR president and chief executive officer



aversion to risk. There are many examples of companies that fail in the E&P business because fear of failure dominates their culture. It's just as important to avoid an overly risk-averse 'no-dry-holes' attitude as it is to avoid unbridled optimism.

"We do a postmortem on all major decisions, including decisions not to invest. When we make a 'no' decision, we're foregoing an investment opportunity that could yield positive results. This postmortem review is done — not to determine if someone made a mistake — but to help improve our decision-making processes."

On a culture of cost control

"We're creating a culture of cost control. We're in a commodity business: the lower our unit cost, the higher our net margin. Unit cost comes in a variety of ways. First and foremost are finding costs — how efficient are we at finding gas and oil? The ultimate reflection of long-term finding costs is our DD&A (depletion, depreciation and amortization) rate. Our DD&A rate today is about 91 cents per Mcfe over the whole company, an attractive and efficient rate. And how did we get there? Through the discipline of accurately assessing investments and not allocating capital to projects that don't meet our strict investment criteria. We also get there by focusing on low-risk development and step-out-type drilling opportunities. That philosophy — one of acquire and exploit — is the right approach to the mature provinces in which we operate."

"I'm intrigued by QMR's portfolio of 'legacy' properties."

On leveraged exploration

"We don't put 100% dollars into high-risk exploration prospects. Instead, we employ what my predecessor, Gary Nordloh, called 'leveraged exploration.' We bring in a partner who puts up a disproportionate share of the risk capital up front to validate the prospect. If the prospect is successful, we retain an interest and, in essence, add reserves at low or no cost, which is another reason our DD&A rate and finding costs are so competitive. A number of the leveraged deals negotiated by Questar in the past have been on acreage that has been held by production — some of it going back to the early days of the company. Pinedale is a great example."

On taking a "fresh look"

"I'm intrigued by Questar's portfolio of 'legacy properties.' These are properties in the Rockies and the Midcontinent that we've held for decades. Some of these properties have not been re-evaluated in light of technology advances, including 3-D seismic and multi-stage hydraulic-fracture stimulation. We're going to take a fresh look — we're looking for another Pinedale. But as we take this new look, we'll apply the same risk discipline that has led to our profitable growth over the past decade."


QUESTAR
Gas

"Our construction crews have been busy keeping up with customer growth. We're always finding new ways to do more with fewer people. We've doubled the number of customers served per employee over the last 10 years."

– Ron Cowdell

Questar's regulated businesses provide a stable cash-flow and earnings foundation for the corporation.

Moreover, Questar Pipeline (QPC) and Questar Gas are well positioned to capitalize on growing demand for gas-transmission, storage and retail-distribution services in their core markets.

Questar Pipeline and its subsidiaries operate a 2,466-mile interstate transmission and storage system that serves major Rocky Mountain producing basins. Questar Gas distributes natural gas to more than 750,000 residential, commercial and industrial customers in Utah and portions of Wyoming and Idaho. Questar Regulated Services is a holding company that provides administrative, accounting, engineering and other shared services to the utility and pipeline subsidiaries.

2002 Highlights

- Net income from regulated activities increased 12% to $65.2 million in 2002.
- Questar Pipeline achieved a 13.2% return on shareholders' equity.
- QPC increased total gas-transportation volumes 16% to 362.9 million decatherms (MMdth).
- QPC sold its 50% interest in the TransColorado Pipeline.
- QPC placed into service at midyear the eastern zone of the Questar Southern Trails Pipeline.
- Questar Gas connected its 750,000th customer, maintaining a strong 2.5% growth rate.
- The Public Service Commission of Utah (PSCU) authorized an $11.2 million increase in Questar Gas revenues, effective December 30, 2002.



"All summer we use compressors with combined 35,000 horsepower to inject gas one mile underground into an old field, Clay Basin. On a cold winter's day, we can withdraw enough gas to supply a million homes. The storage reservoir is one of the largest in the country."

– Troy Gale
crew foreman, Questar Pipeline

Financial Performance

Questar Pipeline reported 2002 net income of $32.6 million versus $29.7 million in 2001, representing a 13.2% return on shareholders' equity.

Net income for Questar Gas increased 25% to $32.4 million in 2002 versus $25.9 million in the prior year. Results for 2002 benefited from a one-time recovery of $3.8 million in gas-processing costs incurred in 1999 and 2000. In addition, Questar Gas's results reflected a change in the recovery of bad-debt costs and an increase in customer contributions for service-connection costs. Questar Gas's financial performance was adversely effected by a 2.6% decline in usage per customer in 2002.

Questar Gas — which is regulated by public service commissions in Utah and Wyoming — achieved a 10.5% return on equity (ROE). Excluding the one-time recovery of gas-processing costs, Questar Gas's ROE was 9.7% — below the industry average. The company's rate base rose to $575 million with strong customer additions.

Questar Pipeline

Questar Pipeline's total daily capacity was 1.8 MMdth per day at year-end 2002. Approximately 84% of that transportation capacity was reserved by firm-transportation customers. Questar Gas is the single largest transportation customer, accounting for 70% of reservation charges. Questar Gas has reserved transportation capacity of approximately 900,000 dth per day.

Transportation volumes for the year rose 16% to 362.9 MMdth as a result of growing regional natural gas production, higher utilization of QPC's core system, and pipeline additions. Main Line 104 in central Utah began service in November 2001. The 77-mile, 24-inch-diameter line has a current capacity of 322,000 dth per day, which is fully committed under long-term contracts.

Main Line 104 originates near Price, Utah, and provides an outlet for Uinta Basin producers and coalbed-methane production from the nearby Ferron field. The line extends west 60 miles to Payson, Utah, tying into Questar Gas's distribution system. Main Line 104 also connects with the Kern River Pipeline, giving gas producers additional access to western markets.

Questar Southern Trails Pipeline

In June 2002, Questar Pipeline placed into service the eastern zone of its 700-mile Southern Trails Pipeline. The 16-inch-diameter pipeline was constructed originally to move crude oil to Southern California refineries. Questar Pipeline purchased the line in 1998 with the intent to convert it to transport natural gas.

The eastern zone extends some 490 miles from the Blanco Hub in New Mexico's San Juan Basin to multiple delivery points inside the California state line. To commence gas transportation, Questar Southern Trails constructed four compressor stations and several pipeline extensions. The company also completed rigorous environmental reviews and negotiated several new right-of-way agreements.

The eastern zone has a current daily capacity of 80 million cubic

Transportation Volumes



255.1
253.5
275.2
312.8
362.9
MMDTH
98
99
00
01
02
YEAR

Increase in transportation volumes reflected strong regional gas-production growth

feet (MMcf/d), which is fully committed under multi-year contracts. Capacity could be increased to 120 MMcf/d with additional compression and other modifications.

Questar Southern Trails plans to convert the 210-mile western zone once long-term contracts with firm shippers are in place. The line extends from the Arizona-California border to Long Beach, Calif. This existing pipeline offers a reliable new source of natural gas supplies for Southern California. However, it faces stiff competition and regulatory hurdles. The company is also considering proposals to put the pipeline into petroleum-products-distribution service.

TransColorado Pipeline Sold

In December 2002, Questar Pipeline completed the sale of its 50% interest in the TransColorado Pipeline to an affiliate of Kinder Morgan, Inc. The sale — for $105.5 million — followed settlement of litigation between Questar and the Kinder Morgan companies.

New Hub Services

Questar Pipeline began offering "park-and-loan" service at the Clay Basin storage facility in northeastern Utah in midyear 2002. The new service allows shippers to store natural gas on a short-term basis without paying the higher demand charges. Questar Pipeline also loans gas to shippers for the short term.

The new park-and-loan service provides Rocky Mountain shippers with a way to manage and capitalize on short-term demand, production and pipeline-capacity variations. To support the service, Questar Pipeline installed a $3.9 million compressor at Clay Basin. Park-and-loan utilizes a small percentage of Clay Basin's 51.4 bcf working-gas capacity and does not affect services for firm shippers. The new service generated revenues of approximately $1.2 million in the second half of 2002.

Questar Gas

The PSCU — in an order effective Dec. 30, 2002 — authorized Questar Gas to increase rates $11.2 million in the Utah service territory. The commission also increased the company's allowed rate of return on equity from 11% to 11.2%, and agreed to use data for the 12 months ended November 2002 to set rates for 2003.

Utah General Rate Case

Questar Gas filed a general rate-increase request in May 2002 to recover the rising costs of keeping pace with record customer growth, maintain existing service levels, and to confront the utility's relatively poor financial performance in recent years. In testimony before the PSCU, Questar Gas officials argued that the utility's returns were not competitive with returns that similarly well run utilities in other states are allowed to earn.

Questar Gas has been one of the fastest growing gas-distribution utilities in the West with a 2 to 4% average annual growth rate. To keep pace with that growth, over the past decade Questar invested about $650 million in the utility. Despite that investment, Questar Gas's net income in 2001 was about the same as it was in 1991.

Questar Gas's stagnant earnings



Questar Pipeline completed conversion of the eastern zone of the Southern Trails Pipeline.

reflected higher capital demands and lower per-customer usage. Compounding the problem was the PSCU's practice of basing future rates on historical costs rather than known current or projected costs. Utah has been the only state to use a strict "historical test year," without adjustments for known and measurable changes. When usage per customer declines, this practice results in rates that are not adequate to permit the utility to earn its authorized return.

In its order, the PSCU agreed to base 2003 rates on the 12-month period ended November 30, 2002 — significantly reducing regulatory lag. The new approach strengthens Questar Gas's ability to recover growth-related costs, maintain quality service, and provide shareholders with a competitive return on investment. Moreover, in March 2003 the Utah Legislature — by unanimous vote — passed legislation that requires regulators, when setting retail-utility rates, to use a test period that is most representative of the period in which the rates will be in effect. The prior practice — using a strict historical test year — denied Questar Gas the opportunity to recover over $30 million in costs since 1999. Questar Gas believes this signals an improving regulatory climate in Utah and thus the opportunity to improve returns on capital.

Questar Gas will continue to control costs while maintaining existing service levels. The utility's rates — about $60 a month for the typical residential customer — are among the lowest in the nation on a temperature-adjusted basis.

Strong Customer Growth

Questar Gas added 18,228 customers in 2002, ending the year with a total of 750,128. The 2.5% growth rate was about twice the industry average, continuing a 20-year trend. Population growth in Utah, although slowing, was well above the national norm. The 2002 Olympic Winter Games in Salt Lake City showcased the region's economic vitality and attractiveness and boosted tourism.

Focus on Cost Control

A Questar Gas hallmark for the past two decades has been a strong emphasis on efficiency and cost control. The company continually strives to streamline operations and improve efficiency throughout the organization. Customers served per employee totaled 709 in 2002, a 96% improvement since 1991.

Questar Gas customers also benefit from low-cost company-owned supplies, which comprise 40 to 50% of the utility's deliveries. Questar Gas is the only utility in the country that owns significant gas reserves. A Questar affiliate, Wexpro, develops and delivers these reserves to Questar Gas at cost of service, typically well below the cost of other supply sources. This company-owned production, along

Distribution Financial/Operating Highlights

$ millions

	2002	2001	2000
Revenues	**$595.5**	$704.1	$536.8
Operating income	**70.4**	58.4	56.4
Net income	**32.4**	25.9	24.2
Capital expenditures	**69.4**	78.8	65.8
Deliveries *MMdth*			
Residential and commercial sales	**90.8**	83.7	83.4
Industrial sales	**10.7**	10.7	10.3
Industrial transportation	**46.5**	54.6	54.8
Total	**148.0**	149.0	148.5
Heating-degree days *colder (warmer) than normal*	**8%**	(1%)	(2%)
Customers	**750,128**	731,900	704,629
Customer-growth rate	**2.5%**	3.9%	2.7%
Utility-owned gas reserves *bcf*	**419.9**	405.7	379.0

Transmission Financial/Operating Highlights

$ millions

	2002	2001	2000
Revenues	**$142.9**	$124.9	$119.1
Operating income	**66.2**	59.3	56.9
Net income	**32.6**	29.7	29.8
Capital expenditures	**95.1**	256.7	43.0
Transmission throughput *MMdth*	**362.9**	312.8	275.2
Clay Basin storage working gas *bcf*	**51.4**	51.4	51.4

Principal Operations


Questar Gas
Principal cities served by Questar Gas
Questar Pipeline
Southern Trails Pipeline
Overthrust Pipeline
Other pipelines
Gas storage
Interconnections
Questar Market Resources
Gas & oil drilling/production
Principal producing basins
POWDER RIVER BASIN
BIG HORN BASIN
OVERTHRUST BELT
WIND RIVER BASIN
PINEDALE
NORTHWEST PIPELINE
RENDEZVOUS PIPELINE
GREEN RIVER BASIN
OVERTHRUST PIPELINE
CIG PIPELINE
LOGAN
ROCK SPRINGS
OGDEN
CIG/WIC PIPELINES
SOUTHERN STAR PIPELINE
SALT LAKE CITY
CLAY BASIN
OREM
PROVO
VERNAL
PRICE
UINTA BASIN
PICEANCE BASIN
FERRON FIELD
NORTHWEST PIPELINE
RMNG PIPELINE
RICHFIELD
PARADOX BASIN
CEDAR CITY
TRANSCOLORADO PIPELINE
ST. GEORGE
KERN RIVER PIPELINE
SAN JUAN BASIN
SOUTHERN TRAILS PIPELINE
TRANSWESTERN PIPELINE
EL PASO PIPELINE
PG&E
SO. CAL
LONG BEACH

years with no significant disruption of natural gas services to our Utah-Wyoming customers

with Questar Gas's system efficiency, is a major reason for the utility's low rates.

Utah's economic growth is projected to range between 2 and 3% over the next several years, slightly better than the national economy. Residential construction remains a bright spot in the Utah economy because of the state's steady population growth and low interest rates. Nearly 100% of new homes and 95% of existing residences use natural gas because of its competitive price and reliability.

OUTLOOK

2003 Capital Expenditures

Regulated Services plans total capital expenditures of $131 million in 2003, $35 million below the prior year. Questar Gas's capital budget will range from $59 to $79 million, depending on the timing of a decision to implement a new customer-information system. Questar Pipeline projects $48 million in capital outlays, with $33 million for system-expansion projects.

Growth Strategies

Questar Pipeline's growth strategies center on taking advantage of the pipeline system's location at the hub of major Rockies gas-producing basins. The pipeline plans to transport growing volumes moving west to the Kern River Pipeline. Kern River's capacity will double to approximately 1.8 bcf per day by midyear 2003. Questar Pipeline currently moves gas to Kern River through Main Line 104 in central Utah and the Muddy Creek connection in southwestern Wyoming. Questar Pipeline plans to provide an additional 150,000 dth per day of delivery capacity to Kern River in 2003 through the Muddy Creek connection in southwestern Wyoming. Questar Pipeline may also develop a Kern River connection at the Painter lateral pipeline northeast of Evanston, Wyoming. Questar Pipeline conducted a successful open season for the projects, which would carry supplies to Kern River from the Powder River, Wind River and greater Green River basins.

Questar Pipeline acquired full ownership of the Overthrust Pipeline in 2002. Questar Pipeline designed, built and has operated the 36-inch-diameter 88-mile pipeline, which runs from the Whitney Canyon area, north of Evanston, to Rock Springs.

Other pipeline projects include a 52,000 dth-per-day expansion of pipelines serving Utah's Wasatch Front region, with a November 2003 completion target.

"Questar Gas customers enjoy low, stable rates because we meet their supply requirements with a mix of low-cost company-owned supplies and prudent purchases from throughout the region."

— Tina Faust
senior gas-acquisition representative,
Questar Regulated Services



"Our regulated businesses will continue to play a key role in Questar's future. Their value was evident in 2002. Strong earnings from our regulated companies partially offset the impact that poor Rockies gas prices had on our nonregulated businesses."

—Alan Allred, QRS executive vice president and chief operating officer



On May 1, Alan Allred will succeed Nick Rose as president and CEO of Questar Regulated Services (QRS) and its subsidiaries, including Questar Gas and Questar Pipeline. Allred is currently executive vice president and chief operating officer of the QRS companies.

Allred joined the Questar companies (then Mountain Fuel Supply) in 1978 in the planning-services department. He helped design and later, as department director, helped manage a formal planning process for the corporation. In 1986, he became director of rates for the utility (now Questar Gas) with responsibility for preparing rate cases, and other filings and reports. He was named manager of regulatory affairs for both Questar Gas and Questar Pipeline in 1997, vice president of business development in 2000 and executive vice president and COO in 2002.

Allred has a bachelor's degree in finance from Utah State University and a master's degree in systems management from the University of Southern California.

The following are excerpts from a recent interview:

On regulated strengths

"Questar Pipeline is a unique 'hub-and-spoke' pipeline that connects major Rockies producing basins to Questar Gas, and to long-haul pipes serving large regional and national markets. Questar Gas is, by any measure, one of the most efficient utilities in the country. Our customers in Utah, Wyoming and Idaho benefit from rates that compare favorably with any in the country."

"Questar's fundamental strength results from our integration."

On keeping rates low

"The key to success in our regulated businesses is to keep rates as low as possible while earning a competitive return on invested capital. Competitive rates keep your pipeline full and your distribution customers happy. While controlling costs, we also have to maintain good customer service. It's critical that everybody in the organization focuses on both the importance of customer service and financial returns to the shareholder.

"It's in the long-term interests of our customers and the states where we operate to assure that utilities have the opportunity to earn a competitive return and maintain strong credit ratings. A financially weak utility cannot continue to provide the high-quality service that customers expect."

On rate-case perspectives

"One positive outcome of our recent general rate case was that the Utah Public Service Commission based rates on costs much closer to the period when the rates go into effect. This gives us a better chance to manage our costs going forward, and to earn our allowed return. Another positive outcome was the increase in the allowed return to 11.2%. We believe the evidence in the case supported a higher return, but we made progress in this case."


SALT LAKE 2002
light the fire wit
SALT LAKE 2002

"It was a once-in-a-lifetime experience contributing to the success of the 2002 Olympic Winter Games as members of the Questar Volunteer Team."

— Lisa Nebeker

personnel representative, Questar Regulated Services

— Gary Stidham

manager, systems development, Questar InfoComm

Executive Management Changes

D.N. "Nick" Rose, president and CEO of Questar Regulated Services – including Questar Pipeline and Questar Gas – will retire April 30, 2003. Rose, who has been with Questar 34 years, will also step down as corporate executive vice president and a member of Questar's Board of Directors.

Alan K. Allred will succeed Rose on May 1 as president and CEO of Questar Regulated Services (QRS) and its subsidiaries. Allred has served as executive vice president and chief operating officer of the QRS group.

Gary L. Nordloh retired as president and CEO of Questar Market Resources and subsidiaries; executive vice president, Questar Corp.; and as a member of Questar's Board of Directors, effective November 1, 2002. Nordloh completed 17 years of service with the company.

Charles B. Stanley, formerly QMR executive vice president and chief operating officer, became president and CEO of QMR and subsidiaries and executive vice president, Questar Corp., concurrent with Nordloh's retirement. Stanley was appointed to Questar's Board of Directors.

Keith O. Rattie, Questar president and CEO, said: "Nick and Gary made major contributions to Questar's growth. More importantly, they leave behind a disciplined and focused organization. Chuck and Alan share similar business philosophies. They'll build on the solid foundation they inherit. They're bright and well respected by employees.



D.N. "Nick" Rose

"Nick Rose became president of the company's distribution division in 1980 and presided over the rapid growth of our utility business. Questar Gas today is serving nearly twice as many customers as in 1980 while maintaining rates that



Questar was the Official Natural Gas Supplier for the 19th Olympic Winter Games and Paralympics in Salt Lake City in February 2002. Gas supplied by Questar fueled the Olympic cauldrons at the Medals Plaza in downtown Salt Lake City (left) and the Olympic Stadium at the University of Utah.

are among the lowest in the country. Questar Gas today is one of the most efficient utilities in the country. In 1997, Nick added the role of president and CEO of Questar Pipeline. Through his leadership, Questar Pipeline is well positioned to capitalize on the strong fundamentals for natural gas in the West.

"But what truly sets Nick apart is his contribution to our state and community. He helped organize Questar's employee volunteer team, through which hundreds of employees donate thousands of hours of personal time to a variety of community-service projects."

Rattie said Rose's civic and philanthropic accomplishments include service as chairman of the Salt Lake Chamber Board of Governors; co-founder and chairman of the Economic Development Corp. of Utah; chairman of the Utah Shakespearean Festival; and chairman of Utah Business Week. "Nick has been a strong advocate for children's issues and worked to develop and strengthen child-abuse-prevention programs.

"Nick also played an influential role in energy policy at the national level. He served as chairman of the American Gas Association in 2001 during a dynamic period of change for the natural gas industry." Rattie noted that Rose and Questar Chairman and former CEO Don Cash were recognized by the Salt Lake Chamber as "Giants in Our City" for 2002 — "our community's equivalent of being inducted into Major League Baseball's Hall of Fame."

Rose joined Mountain Fuel Supply Co. (a Questar predecessor company) in 1969. He became president and CEO of Mountain Fuel's Distribution Division (now Questar Gas) in 1980 and joined Questar's Board of Directors in 1984. Rose restructured the corporation's regulated services by creating the Questar Regulated Services sub-holding company, with Questar Gas and Questar Pipeline as subsidiaries. He was named executive vice president for Questar Corp. in 1996.

Gary L. Nordloh

Nordloh became president and CEO of Questar's nonregulated oil and gas operations in 1991 and was appointed a Questar director in 1996. He was named executive vice president for Questar Corp. in 1999. During his decade as president, QMR's net income increased fourfold. Over that period, QMR grew proved reserves at a 19% compound annual rate and nonreg-



ulated production at a 14% compound annual rate, while generating returns on invested capital that were among the best in the company's peer group.

"Gary was a driving force behind QMR's emergence as one of the most efficient and profitable independent E&P companies in the industry," Rattie said. "He was a strong leader with an unflagging determination to protect and advance company and shareholder interests."

Other Management Changes

Susan Glasmann, former Questar Regulated Services senior vice president, retired Sept. 30, 2002. Stanley, Allred and Brent L. Adamson, vice president, ethics, compliance and audit, were appointed to the corporation's Management Committee, which oversees the corporation's operating activities and capital-investment decisions.

Olympic Winter Games benefited from Questar's financial and employee-volunteer support

Community Involvement

Questar employee volunteers donated 23,000 hours of personal time to a variety of community-service projects in 2002. Projects included providing administrative support for the 2002 Olympic Winter Games; refurbishing a zoo; making and gathering Christmas gifts for underprivileged children; collecting thousands of pounds of food for local food banks; and tutoring minority students.

Questar follows industry guidelines in donating a percentage of corporate net income to charitable, educational and cultural-arts endeavors. In 2002, corporate contributions benefited more than 150 organizations. The company also has established endowments to support colleges, universities and performing-arts groups.



Financial Review

Management's Discussion and Analysis

Summary

Questar Corporation reported earnings of $155.6 million for 2002, down 2% compared with earnings for 2001. Following is a year-to-year comparison of net income by line of business:

	2002	2001	Change	Percentage
	(dollars in thousands, except per-share amounts)			
Questar Market Resources	**$ 97,929**	$101,134	($3,205)	(3%)
Questar Regulated Services	**65,167**	58,445	6,722	12%
Corporate and Other Operations	**7,797**	(1,393)	9,190	660%
Income before accounting change	**170,893**	158,186	12,707	8%
Cumulative effect of accounting change	**(15,297)**		(15,297)	
Net income	**$155,596**	$158,186	($2,590)	(2%)
Earnings per diluted common share				
Income before accounting change	**$ 2.07**	$ 1.94	$ .13	7%
Cumulative effect of accounting change	**(.19)**	-		
Net income	**$ 1.88**	$ 1.94	($ .06)	(3%)



Stephen E. Parks
Senior Vice President,
Treasurer and Chief
Financial Officer

Questar Market Resources' net income declined 3% in 2002 compared with 2001 due to 20% lower realized gas prices that more than offset an increase in after-tax net gains of $26.8 million from selling assets.

Questar Regulated Services reported a 12% increase in earnings for 2002 compared with the prior year due to increased nongas margin (revenues less gas costs); expansion of the gas-transmission system; and increased volumes transported for firm-transportation customers.

Corporate and Other Operations reported higher income before a change in the method of accounting for goodwill. The increase was primarily due to cost-reduction efforts at a data-hosting business. The goodwill, related to the data-hosting business, was written off based on a new accounting rule adopted in the first-quarter of 2002.

Net Cash Flow From Operations
$ millions


278.0
207.3
252.1
372.7
464.7
DOLLARS
98
99
00
01
02
YEAR

Capital Expenditures
$ millions


456
262
315
984
358
385
DOLLARS
98
99
00
01
02
03
YEAR
Projected

Capitalization
$ millions


1,465
1,630
1,667
2,078
2,284
LONG-TERM DEBT
COMMON SHAREHOLDERS' EQUITY
42%
58%
45%
55%
43%
57%
48%
52%
50%
50%
DOLLARS
98
99
00
01
02
YEAR

Management's Discussion and Analysis

Abbreviations

AFUDC
Allowance for funds used during construction.

Bbl
Barrel.
One barrel is the equivalent of 42 standard U.S. gallons.

Btu
British thermal unit.
The amount of energy required to raise the temperature of one pound of water one degree Farenheit.

Dth
Decatherm or ten therms.
One decatherm equals one million Btu, the approximate heat content of one thousand cubic feet of gas. In Questar's system, a thousand cubic feet of natural gas contains approximately 1.036 decatherms.

M as in **Mbbl, Mcf, Mdth,** etc.
Thousand units.

MM as in **MMbbl, MMcf,** etc.
Million units.

Mcf
Thousand cubic feet.

Bcf
Billion cubic feet.

Tcf
Trillion cubic feet.

NGL
Natural gas liquids.

NYMEX
New York Merchantile Exchange.

Glossary

DD&A rate
Depletion, depreciation and amortization.

Degree Days
A measure of the number of degrees the average daily outside temperature is below 65° F.

Development Well
A well drilled into a known producing formation in a previously discovered field.

Equivalent (e) as in **Mcfe, Mdthe**
Oil volumes are converted to natural gas equivalents using the ratio of one barrel of crude oil to 6,000 cubic feet of natural gas.

Exploratory Well
A well drilled into a previously untested geologic structure to determine the presence of oil or gas.

Hedging
The process of reducing financial exposure to changing commodity prices and interest rates.

Proved Reserves
Oil or gas that has been discovered and determined to be recoverable under existing economic and operating conditions.

Financial Review Contents

Results of Operations

Questar Market Resources

Questar Market Resources (QMR or Market Resources) through its subsidiaries conducts gas and oil exploration, development and production, gas gathering and processing, and energy-marketing operations. Primary objectives of energy-marketing operations are to support the company's earnings targets and to protect the companies earnings from adverse commodity-price changes. The company does not enter into energy-hedging contracts for speculative purposes. Wexpro, a subsidiary of QMR, develops gas and oil reserves owned by an affiliate, Questar Gas. Following is a summary of QMR's financial results and operating information:

Year Ended December 31,	2002	2001	2000
			(in thousands)
Operating Income			
Revenues			
Natural gas sales	**$205,928**	$226,656	$193,359
Oil and natural gas-liquids sales	**67,572**	59,482	59,901
Cost-of-service gas operations	**93,177**	89,934	74,492
Energy marketing	**218,832**	337,845	379,760
Gas gathering, processing and other	**43,614**	32,480	34,541
Total revenues	**629,123**	746,397	742,053
Operating expenses			
Energy purchases	**202,132**	324,124	369,752
Operating and maintenance	**131,598**	112,087	106,761
Exploration	**6,086**	6,986	7,917
Depreciation, depletion and amortization	**117,446**	92,678	85,025
Abandonment and impairment of gas, oil and related properties	**11,183**	5,171	3,418
Production and other taxes	**28,558**	43,125	36,262
Wexpro Agreement—oil-income sharing	**1,676**	2,885	4,758
Total operating expenses	**498,679**	587,056	613,893
Operating income	**$130,444**	$159,341	$128,160
Operating Statistics			
Nonregulated production volumes			
Natural gas *MMcf*	**79,674**	70,574	68,963
Oil and natural gas liquids *Mbbl*	**2,764**	2,500	2,225
Total production *bcfe*	**96.3**	85.6	82.3
Average daily production *MMcfe*	**264**	234	225
Nonregulated selling price, net to the well			
Average realized selling price *including hedges*			
Natural gas *Mcf*	**$ 2.58**	$ 3.21	$ 2.80
Oil and natural gas liquids *bbl*	**$ 20.39**	$ 19.22	$ 20.50
Average selling price *without hedges*			
Natural gas *Mcf*	**$ 2.17**	$ 3.84	$ 3.29
Oil and natural gas liquids *bbl*	**$ 22.93**	$ 23.14	$ 27.49
Wexpro investment base, net of deferred income taxes *millions*	**$ 164.5**	$ 161.3	$ 124.8
Energy-marketing volumes *Mdthe*	**83,816**	91,791	105,632
Natural gas-gathering volumes *Mdth*			
For unaffiliated customers	**112,205**	91,729	92,969
For Questar Gas	**40,685**	37,161	36,791
For other affiliated customers	**38,136**	27,049	25,068
Total gathering	**191,026**	155,939	154,828
Gathering revenue *per dth*	**$ .16**	$ .13	$ .13

Management's Discussion and Analysis *(continued)*

Exploration and production activities

In 2002, QMR grew its nonregulated production by 12% to 96.3 bcfe compared to the previous year's production of 85.6 bcfe. This 12% increase was achieved despite QMR's sale of producing properties and deliberate curtailment of approximately 3.3 bcfe of production due to low prices. However, revenues were lower in 2002. Low prices, primarily for natural gas produced in the Rocky Mountains, plagued QMR for much of 2002. Rockies prices, net to the well, were below $1.50 per Mcf for much of 2002. Approximately 60% of QMR's production comes from the Rockies.

QMR acquired producing properties in the Uinta Basin of Utah in July 2001, which provided a significant portion of the year-to-year production growth. Also, development of the Uinta Basin properties and the Pinedale Anticline in southwestern Wyoming was the prime contributor to production increases in 2002 and 2001.

The basis differential between daily prices in the Rockies and the Henry Hub (Louisiana) at times exceeded $2 per MMBtu, far greater than the historic average of $.40 to $.60. Gas prices in the Rockies have been impacted because transportation capacity out of the region has not kept pace with the region's growing production rate. While this imbalance should be partially remedied with an expansion of the Kern River Pipeline, scheduled to begin operation in mid-2003, it may persist for some time. Prices received on production from Midcontinent properties have been much higher. To protect against the possibility that the Rockies basis will again widen in the second and third quarters of 2003, QMR has hedged a substantial portion of its proved-developed production in the Rockies.

QMR's energy hedges partially mitigated poor Rockies gas prices in 2002. QMR hedged or presold approximately 56% of its nonregulated natural gas production and 78% of its nonregulated oil production. As a result, the average realized selling price for natural gas amounted to $2.58 per Mcf and exceeded unhedged prices by $.41 per Mcf. Oil-production hedges reduced the average realized selling price for oil and natural gas liquids (NGL) by $2.54 per barrel. In 2002, hedging activities increased gas revenues by $32.9 million and decreased oil revenues by $7 million. In 2001, hedging activities reduced gas revenues by $44.7 million and oil revenues by $9.8 million. QMR does not hedge its NGL production. A summary of QMR's energy-price hedging positions for nonregulated production as of the fourth-quarter earnings release dated February 12, 2003 follows:

Year	Net Revenue Interest Production under Price-Hedging Contracts	Average Price Net to the Well
	(gas bcf)	*(gas per Mcf)*
2003		
Rocky Mountain Region	32.1	$ 3.04
Midcontinent Region	12.0	$ 3.60
	44.1	$ 3.19
2004		
Rocky Mountain Region	14.5	$ 3.11
Midcontinent Region	3.4	$ 3.71
	17.9	$ 3.22
	(oil Mbbl)	*(oil per bbl)*
2003	1,095	$21.80

Lifting cost per Mcfe rose in 2001 due to higher production taxes, which are based on the value of production. The average realized selling price of gas per Mcf decreased 20% in 2002 compared with 2001, and increased 15% in 2001 compared with 2000. The total amount of lease-operating expenses increased 6% in 2002 compared with 2001 and 28% in 2001 compared with 2000, reflecting an increase in the number of producing properties. However, on an Mcfe basis, lease-operating expenses were down 5% in 2002 versus 2001 and up 26% in 2001 versus 2000. Lease-operating expenses primarily include labor, maintenance, repairs and well workovers.

Year Ended December 31,	2002	2001	2000
			(per Mcfe)
Lease-operating expense	$.55	$.58	$.46
Production taxes	.17	.25	.24
Lifting cost	$.72	$.83	$.70

Depreciation, depletion and amortization expense (DD&A) increased 27% in 2002 and 9% in 2001 due to increased gas and oil production and higher average rates per Mcfe. The average DD&A rate per Mcfe is a function of the finding cost of adding reserves and the changing market value of those reserves. By definition, reserve quantities that QMR can disclose and use in DD&A calculations are based on existing economic and operating conditions.

Year Ended December 31,	2002	2001	2000
			(per Mcfe)
Depreciation, depletion and amortization	$.91	$.83	$.78

Exploration expense, largely a function of the number of unsuccessful exploratory wells, decreased 13% in 2002 and 12% in 2001. Abandonments and impairments increased in 2002 primarily due to a write-off of leasehold costs and a $1.9 million write-down of the value of drilling rigs. The four company-owned drilling rigs, acquired in 2001 as part of the Shenandoah Energy, Inc. (SEI) acquisition, were sold in early 2003. Abandonments and impairments are noncash expenses.

Nonregulated gas and oil reserves

In 2002, gas and oil reserves declined 6%, after production and sales of producing properties, to 1,113 bcfe. QMR's reserve-replacement ratio was 26% in 2002 and 631% in 2001. In 2001, QMR acquired 415 bcfe of proved gas and oil reserves in the SEI acquisition. Reserve additions, revisions and purchases, and sales in place, amounted to 25 bcfe in 2002 and 540 bcfe in 2001. In 2002, QMR completed the sale of its Canadian subsidiary, and producing properties in the San Juan Basin and other areas. The sales accounted for a 122 bcfe decrease in reserves. Excluding these sales, the 2002 reserve-replacement ratio was 153%.

As a result of the property sales, QMR begins 2003 with a production base of 83 to 85 bcfe.

The five-year average finding cost for the past three years, excluding Wexpro, follows:

Year Ended December 31,	2002	2001	2000
			(per Mcfe)
Five-year average finding cost	$.85	$.85	$.86

Wexpro earnings

Wexpro's net income was $2.6 million higher in 2002 as a result of an increased investment base when compared to December 31, 2001. The investment base, net of deferred income taxes and depreciation, grew as a result of successful drilling. Wexpro conducts cost-of-service development of gas reserves owned by Questar Gas. Cost of service refers to Wexpro's contracted entitlement to reimbursement of its costs and an approved return on investment for operating Questar Gas's properties. Oil is sold at market prices. Any net income from oil sales remaining after recovery of expenses and Wexpro's return on investment is shared between Wexpro and Questar Gas. Questar Gas's portion is reported as an expense under oil-income sharing on the income statement.

Gas gathering and energy-marketing activities

Revenues for gathering and processing were $11.1 million higher in 2002 compared with the same period in 2001 as a result of gathering systems in the Uinta Basin acquired as part of the July 2001 SEI acquisition and increased production in the Rockies. The volume of gas gathered and the average gathering rate both increased 23% over the previous year. Marketing margins improved by $3 million in 2002 compared with 2001 in spite of lower prices and lower marketing volumes in 2002. Marketing volumes were 9% lower in 2002 compared with 2001. The margin represents revenues less the costs to purchase gas and oil, and transportation costs.

Questar Regulated Services

Questar Regulated Services (Regulated Services) conducts Questar's natural gas distribution, interstate transmission, storage, processing, gathering and nonregulated energy services.

NATURAL GAS DISTRIBUTION

Questar Gas conducts natural gas-distribution operations. Following is a summary of financial results and operating information:

Year Ended December 31,	2002	2001	2000
			(in thousands)
Operating Income			
Revenues			
Residential and commercial sales	$521,716	$618,451	$467,293
Industrial sales	44,488	56,200	38,993
Industrial transportation	7,222	7,233	6,968
Other	22,085	22,229	23,508
Total revenues	595,511	704,113	536,762
Cost of natural gas sold	370,294	498,545	334,193
Margin	225,217	205,568	202,569
Operating expenses			
Operating and maintenance	105,544	103,427	101,486
Depreciation and amortization	39,771	35,030	34,450
Other taxes	9,548	8,729	10,213
Total operating expenses	154,863	147,186	146,149
Operating income	$ 70,354	$ 58,382	$ 56,420
Operating Statistics			
Natural gas volumes *Mdth*			
Residential and commercial sales	90,796	83,650	83,373
Industrial deliveries			
Sales	10,729	10,684	10,314
Transportation	46,459	54,624	54,836
Total industrial	57,188	65,308	65,150
Total deliveries	147,984	148,958	148,523
Natural gas revenue *dth*			
Residential and commercial	$ 5.75	$ 7.39	$ 5.60
Industrial sales	4.15	5.26	3.78
Transportation for industrial customers	.16	.13	.13
System natural gas cost *dth*	$ 3.14	$ 4.92	$ 3.54
Heating degree days—colder (warmer) than normal	8%	(1%)	(2%)
Temperature-adjusted usage per customer *dth*	116.2	119.3	125.0
Number of customers at December 31,			
Residential and commercial	748,842	730,579	703,306
Industrial	1,286	1,321	1,323
	750,128	731,900	704,629

Management's Discussion and Analysis *(continued)*

Margin (revenues less cost of gas sold)

Questar Gas's margin increased $19.6 million in 2002 when compared with 2001 due to several factors including recovery of gas-processing costs incurred in 1999 and 2000, changes in the method of recovery of bad-debt expenses increased connection fees from customers and a growing customer base. The margin represents the nongas cost of service and includes a rate of return on the company's investment in gas-distribution facilities. Questar Gas does not earn a return on the cost of gas, or on the cost of gathering and transporting gas for its customers. Gas costs, including gathering and transportation costs, are passed through to ratepayers without markup. In 2002, the Public Service Commission of Utah (PSCU) allowed Questar Gas to recover $3.76 million of gas-processing costs that had previously been denied. In 2002, the PSCU authorized Questar Gas to begin recovering the gas-cost portion of bad debt expense in its pass-through costs, which boosted Questar Gas's 2002 margin by $3.8 million. Customer connection fees associated with large real estate development projects represents $5.6 million of the increase. At the end of 2002 the PSCU issued an order that changes the way the company accounts for contributions in aid of construction (CIAC). Beginning in 2003, CIAC will be credited to rate base. Customer growth accounted for $4.8 million of the year-to-year increase in the margin. Usage per customer continued to decline, reducing the margin by $3.9 million. The margin increased $3 million in 2001 compared with 2000, primarily as the result of a $13.5 million annualized general rate increase in Utah, effective August 11, 2000, and a 3.9% larger customer base.

Questar Gas pays an affiliated company to remove carbon dioxide from its natural gas at a plant that was placed into service in June 1999. The PSCU approved the recovery of up to $5 million of processing costs per year beginning in August 2000, but did not allow recovery of the costs for the 14-month period between the start-up of the plant and August 2000. The Utah Supreme Court ruled that the PSCU had erred in not considering pass-through treatment for these costs. In August 2002, the PSCU ruled on remand that Questar Gas be allowed to recover $3.76 million of these costs plus approximately $200,000 of interest.

The PSCU allowed Questar Gas to include the gas-cost portion of bad-debt expenses in Utah's semi-annual gas-cost filings effective January 1, 2002. A similar measure was approved by the Public Service Commission of Wyoming (PSCW) effective July 1, 2002.

Usage per residential customer has been declining 2 to 3% over the past decade. The decline has been attributed to more energy-efficient appliances and home construction, and customer response to higher energy prices. Usage, calculated on a temperature-adjusted basis, has decreased by 3%, 5% and 2% in 2002, 2001 and 2000, respectively.

The PSCU previously used a historical test year to set rates. The company challenged this practice in a general rate case filed in May 2002. Effective December 30, 2002, the PSCU approved an $11.2 million general rate increase and an 11.2% rate of return on equity. The PSCU based the 2003 rate increase on year-end 2002 costs and usage per customer. This change in test year may mitigate the impact of declining usage per customer in 2003.

Temperatures were colder than normal in 2002; however, temperatures have been warmer than normal for five of the last six years. The financial impact of actual weather variations from normal, both upside and downside, is minimized by a weather-normalization adjustment (WNA) in rates. Generally, under WNA, customers pay for nongas costs based on normal temperatures.

Gas volumes delivered to industrial customers were 12% lower in 2002 due to reduced deliveries for manufacturing and power generation. A major steel manufacturer suspended its gas deliveries when it filed for Chapter 11 bankruptcy and shut down its facilities early in 2002. Questar Gas received $812,000 in transportation revenues from this customer in 2001.

Operating expenses

Operating and maintenance expenses were 2% higher in both 2002 and 2001 when compared with previous years. An economic recession, increased number of bankruptcies and higher energy costs resulted in higher bad-debt expense. Depreciation expense increased 14% in 2002 and 2% in 2001 when compared with previous years due to capital spending, primarily for information systems.

NATURAL GAS TRANSMISSION

Questar Pipeline and its subsidiaries conduct interstate natural gas-transmission, storage, processing and gathering operations. Following is a summary of financial results and operating information:

Year Ended December 31,	2002	2001	2000
			(in thousands)
Operating Income			
Revenues			
Transportation	$ 93,007	$ 77,002	$ 72,547
Storage	37,673	37,828	37,711
Processing	6,241	7,543	6,763
Other	5,954	2,520	2,055
Total revenues	142,875	124,893	119,076
Operating expenses			
Operating and maintenance	49,593	47,244	43,761
Depreciation and amortization	22,149	15,407	15,391
Other taxes	4,948	2,920	3,071
Total operating expenses	76,690	65,571	62,223
Operating income	$ 66,185	$ 59,322	$ 56,853
Operating Statistics			
Natural gas-transportation volumes *Mdth*			
For unaffiliated customers	245,119	195,610	158,604
For Questar Gas	111,692	110,259	108,183
For other affiliated customers	6,044	6,892	8,370
Total transportation	362,855	312,761	275,157
Transportation revenue *dth*	$ .26	$ .25	$ .26

Revenues

Questar Pipeline reported higher revenues in 2002 when compared with 2001 due to increased transportation activities, a new park-and-loan storage service, and higher natural gas-gathering volumes. Questar Pipeline has expanded its transportation system in response to a growing regional energy-transportation demand. In November 2001, the company placed Main Line 104 into service. Main Line 104 has a capacity of 322,000 dth per day. In June 2002, the company placed into service the eastern zone of the Southern Trails Pipeline with a daily capacity of 80,000 dth. Service for both pipelines is fully subscribed. Transportation volumes increased 16% in 2002 over 2001, and approximately 94% of the volumes transported were under firm contracts. Questar Pipeline initiated a park-and-loan service at its Clay Basin storage facility in July 2002 that added revenues of $1.2 million. Gas-gathering revenues from Questar Transportation Services (QTS), a subsidiary of Questar Pipeline, increased $2.6 million. In June 2002, QTS placed the Huntington lateral into service. The Huntington lateral is a nonFERC jurisdictional gathering line in central Utah.

As of December 31, 2002, approximately 84% of Questar Pipeline's transportation system was reserved by firm-transportation customers under contracts with varying terms and lengths. Questar Gas continues to be Questar Pipeline's single largest transportation customer, accounting for 70% of the reservation charges in 2002. Questar Gas has reserved transportation capacity of 899,000 dth per day, including 50,000 dth per day winter peaking service, representing 58% of the total reserved daily-transportation capacity as of December 31, 2002. A majority of Questar Gas's transportation contracts extend to 2017.

Questar Pipeline's primary storage facility at Clay Basin is 100% subscribed under long-term contracts. A majority of the storage contracts have terms in excess of eight years. Questar Gas has contracted for 26% of firm-storage capacity for terms extending from 2008 to 2019.

A QTS-owned processing plant removes carbon dioxide from a portion of the Questar Pipeline gas stream, including coal-seam gas produced in the Ferron area of central Utah. The plant is located on Questar Pipeline's southern system near Price, Utah. Questar Gas accounts for 95% of the plant's revenues.

Operating expenses

Operating and maintenance expenses and depreciation expenses increased in 2002 compared with 2001 primarily because of the 12 months of operations of Main Line 104 and the start-up of the eastern zone of the Southern Trails Pipeline. Higher operating and maintenance expenses include legal costs for defense in the TransColorado case, which represented a significant increase in expenses in 2001 compared with 2000.

TransColorado litigation

On October 20, 2002, the complex legal issues between the partners of TransColorado Gas Transmission Company were resolved with the sale of Questar TransColorado and its 50% interest in the TransColorado Pipeline to Kinder Morgan. The sale was negotiated after a Colorado judge declared that Questar TransColorado's right to put (sell) its 50% interest in the pipeline to an affiliate of Kinder Morgan was valid and enforceable. Questar TransColorado was a wholly owned subsidiary of Questar Pipeline. Questar Pipeline's interest in the TransColorado Pipeline was written down by $3 million in anticipation of the sale.

Management's Discussion and Analysis *(continued)*

Corporate and Other Operations

This business segment is responsible for information technology and communications services and corporate administration.

Year Ended December 31,	2002	2001	2000
			(in thousands)
Operating Income			
Revenues	$44,378	$67,772	$73,409
Operating expenses			
Cost of products sold	6,017	25,949	24,640
Operating and maintenance	24,403	35,127	33,506
Depreciation and amortization	5,371	6,183	5,937
Amortization of goodwill		2,224	1,653
Other taxes	1,034	1,144	1,073
Total operating expenses	36,825	70,627	66,809
Operating income (loss)	$ 7,553	($ 2,855)	$ 6,600

Revenues

Revenues decreased 35% in 2002 when compared with 2001 as a result of the disposition of a computer-equipment-resale business and a decline in the demand for internet services. The gross margin on products and services sold amounted to $2.5 million in 2002, $5.4 million in 2001, and $7.0 million in 2000.

Operating expenses

Operating and maintenance expenses decreased 31% in 2002 when compared with 2001 primarily as a result of reduced computer equipment resales and reduced internet-service activities. In 2001, operating and maintenance expenses included a $1.8 million restructuring charge recorded by Consonus, a subsidiary of Questar InfoComm. Goodwill resulted from the acquisition of Consonus in 2000. Beginning January 1, 2002, amortization of goodwill is no longer permitted under new accounting rules. Instead goodwill is subjected to a yearly test to determine if the book value exceeds a calculated fair value.

Consonus closed its Portland office and downsized the Salt Lake operations due primarily to disappointing operating results, a downturn in the economy, and the availability of unused capacity in the Salt Lake operations. As a result of these actions, Consonus recorded a $1.8 million restructuring charge in 2001 related to the discontinued Portland operations: $1.5 million in severance pay, $200,000 for assets abandoned, and $100,000 for lease expense.

Consolidated Operating Results After Operating Income

Interest and other income

Net gains from sales of noncore properties represented a significant increase reported in interest and other income. The proceeds were used to repay debt. QMR sold its Canadian subsidiary and producing properties in the Midcontinent and San Juan Basin. The sale of the Canadian subsidiary generated a pretax gain of $19.7 million, while sales of other properties generated pretax gains of $23.5 million. The favorable settlement of a lawsuit resulted in $5.6 million of pretax earnings for QMR in 2002.

Questar Pipeline sold its subsidiary that owned a 50% interest in the TransColorado Pipeline for $105.5 million. As a result of the sale, the company reduced the carrying value of its investment in TransColorado by $3 million in 2002 to reflect the net realizable value of the sale.

Year Ended December 31,	2002	2001	2000
			(in thousands)
Net gain from sale of properties and securities	$43,683	$20,203	$24,739
Interest income and other earnings	6,067	4,814	7,621
Allowance for other funds used during construction	3,516	5,481	4,476
Returns earned on working-gas inventory and purchased-gas adjustment account	3,401	4,800	2,523
Total	$56,667	$35,298	$39,359

Earnings from unconsolidated affiliates

The company's share of the TransColorado partnership's earnings was a pretax profit of $6.9 million in 2002 compared with a $2.2 million loss in 2001. The pipeline operated near capacity in the second and third quarters of 2002 as a result of the wide basis differentials between gas prices in the Rockies and the San Juan Basin. Pretax income from unconsolidated affiliates engaged in gathering and processing activities was $3 million higher in 2002 compared with 2001. Rendezvous LLC began gathering and processing operations in the fourth quarter of 2001 and accounted for approximately a $2 million increase in pretax earnings. QMR's share of pretax earnings from the Blacks Fork partnership increased approximately $1 million in 2002 due to improved gas-processing margins from lower gas prices in the Rockies.

Debt expense

Debt expense was higher in 2002 when compared with 2001, reflecting the company's increased debt levels. The company has used debt financing for a significant portion of its investment in long-lived assets in recent years. In addition, in October 2001, Questar Pipeline borrowed $100 million of floating-rate debt from a bank for a 12-month period to repay one-half of the outstanding and currently maturing debt owed by the TransColorado Gas Transmission Company. In 2002 the company embarked on a plan to reduce debt by selling nonstrategic assets. Proceeds from asset sales of over $250 million were used to reduce debt.

Income taxes

The effective combined federal, state and foreign income tax rate was 36.9% in 2002, 35.8% in 2001 and 34.4% in 2000. The effective income tax rate was above the federal tax rate of 35% primarily due to state income taxes and goodwill partially offset by nonconventional fuel credits. Nonconventional fuel credits amounted to $6.6 million in 2002, $6.8 million in 2001 and $6.5 million in 2000. Under current law, the federal income tax credit for production from a nonconventional source will be discontinued for production sold after December 31, 2002. A Colorado state income tax credit derived from conducting business in a designated enterprise zone reduced state income taxes by $3.2 million in 2000.

Cumulative effect of change in accounting method for goodwill

The company adopted the provisions of SFAS 142 as of January 1, 2002 and performed an initial test that indicated an impairment of the goodwill acquired by Consonus. As a result, the company wrote off $17.3 million of goodwill, of which, $15.3 million ($.19 per diluted common share) was attributed to Questar InfoComm's approximate 89% share and reported as a cumulative effect of a change in accounting for goodwill. The remaining $2 million loss was attributed to minority shareholders of Consonus.

Liquidity and Capital Resources

Operating Activities

Year Ended December 31,	2002	2001	2000
			(in thousands)
Net income	$155,596	$158,186	$149,477
Noncash adjustments to net income	260,394	177,873	173,428
Changes in operating assets and liabilities	48,734	36,615	(70,838)
Net cash provided from operating activities	$464,724	$372,674	$252,067

Net cash provided from operating activities increased 25% in 2002 when compared with 2001 due primarily to changes in operating assets and liabilities and higher net income before the noncash cumulative effect of the accounting change. Increased cash flows in 2001 compared with 2000 resulted from the collection of accounts receivable and the return of deposits with energy brokers.

Investing Activities

Capital spending amounted to $357.8 million in 2002. The details of capital expenditures in 2002 and 2001, and a forecast of 2003 are as follows:

Year Ended December 31,	2003 Forecast	2002	2001
			(in thousands)
Questar Market Resources			
Exploratory drilling and other exploration	$ 6,200	$ 5,966	$ 5,523
Development drilling	128,600	112,173	132,440
Wexpro drilling	25,200	24,065	55,651
Reserve acquisitions		65	370,068
Production	13,800	14,191	7,624
Gathering and processing	43,900	31,407	53,914
Storage	4,700	40	11,754
General	2,400	1,453	1,533
	224,800	189,360	638,507
Questar Regulated Services			
Natural gas distribution			
Distribution system and customer additions	49,500	54,855	62,266
General	29,800	14,550	16,525
	79,300	69,405	78,791
Natural gas transmission			
Transmission system	31,800	7,559	103,218
Storage	1,700	12,200	9,389
Partnerships		5,448	104,701
Southern Trails Pipeline	4,500	63,630	32,418
Gathering and processing	100	3,918	6,523
General	9,800	2,343	454
	47,900	95,098	256,703
Other	3,600	1,229	2,860
Total Questar Regulated Services	130,800	165,732	338,354
Corporate and Other Operations	29,900	2,708	7,225
Total capital expenditures	$385,500	$357,800	$984,086

Management's Discussion and Analysis *(continued)*

Questar Market Resources

QMR participated in drilling 277 wells (158 net) that resulted in 147 net gas wells, seven net oil wells and four net dry holes. There were 43 gross-count wells in progress at year end. QMR's success rate was 98% in 2002. QMR acquired the remaining 50% interest in the Blacks Fork processing plant. The company invested $12.5 million in the Rendezvous partnership that provides gas gathering and compression services to producers in southwestern Wyoming.

Questar Regulated Services

Natural gas distribution

Questar Gas added 222 miles of main, feeder and service lines to accommodate the addition of 18,228 customers.

Natural gas transmission

A Questar Pipeline subsidiary completed construction on the eastern zone of the Southern Trails Pipeline, which extends 488 miles west from the Four Corners region to the California border for a total cost of $110 million.

Corporate and Other Operations

The 2003 forecast includes $25 million yet-to-be-defined capital expenditures.

Financing Activities

Net cash flow provided from operating activities and the proceeds from asset sales were more than sufficient to fund capital expenditures and pay dividends. The excess cash flow and the proceeds from issuing $325 million of debt were used to repay approximately $660.4 million of debt. The issuance of long-term debt was part of a financing plan undertaken following the acquisition of SEI in 2001 for $403 million. QMR used the proceeds from issuing $200 million of five-year private-placement notes with a 7% interest rate, in January, 2002 to repay debt. The terms of the private-placement notes required registration of the notes with the Securities and Exchange Commission (SEC). A registration statement was filed February 22, 2002 that became effective March 4, 2002. The exchange notes were issued in April 2002.

Questar Corporation has an effective shelf-registration statement filed with the SEC to issue common equity or mandatory convertible securities, if necessary, to achieve debt-reduction goals or fund an acquisition. In 2002, the company generated more than $250 million of cash through the sale of nonstrategic assets and used the proceeds to repay debt. Currently, Questar has no near-term plan to issue securities from this filing.

Questar's consolidated capital structure consisted of 50% long-term debt and 50% common shareholders' equity at December 31, 2002. Including short-term debt, leverage was reduced from 59% a year ago to 51% at December 31, 2002.

At December 31, 2002, short-term borrowings amounted to $49 million of loans from banks. A year earlier, short-term borrowings amounted to $405.5 million of commercial paper, including $220 million borrowed by QMR, and $124.7 million of bank loans. Included with the bank-loan amount was $100 million borrowed by Questar Pipeline to refinance 50% of a loan held by the TransColorado partnership that matured October 2001.

The weighted-average interest rate on short-term debt balances at December 31 was 1.62% in 2002 and 2.27% in 2001. Parent-company commercial-paper borrowings are backed by short-term line-of-credit arrangements. QMR has an unrated commercial-paper program with a $100 million capacity. QMR's commercial-paper borrowings are limited to and supported by available capacity on QMR's existing revolving credit-facility.

The company typically has negative net working capital at December 31 because of short-term borrowing. The borrowing is seasonal and generally peaks at the end of the year because of the lag in customer receivables related to cold-weather gas purchases.

In November 2002, Moody's downgraded debt ratings of Questar and subsidiaries one level after completing a review that began May 2, 2002. Moody's established a Prime-2 rating for Questar commercial paper, an A2 senior unsecured debt rating for both Questar Pipeline and Questar Gas, and a Baa3 rating for the senior-unsecured debt of QMR. Also, Moody's established a stable outlook for each Questar entity. A lower debt rating may increase the company's cost of debt; however, Moody's revised ratings are solidly investment grade. The downgrade will not materially affect the company's growth strategy. Standard & Poor's has assigned an A1 rating to Questar's commercial paper rating, A+ to the long-term debt issued by Questar Gas and Questar Pipeline, and a BBB+ to debt issued by QMR. Standard & Poor's has a negative outlook, reflecting concerns that the company's risk profile may increase with its plan to grow unregulated businesses.

Critical Accounting Policies

The company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements requires management to make assumptions and estimates that affect the reported results of operations and financial position. Management believes that the following accounting policies may involve a higher degree of complexity and judgment on the part of management.

Successful-efforts accounting for gas and oil operations
Under the successful efforts method of accounting, the company capitalizes the costs of leaseholds, development wells, successful exploratory wells and related equipment and facilities. The costs of unsuccessful exploratory wells are charged to expense when it is determined that such wells have not located proved reserves. Unproved leasehold costs are periodically reviewed for impairment. Costs related to impaired prospects are charged to expense. Costs of geological and geophysical studies and other exploratory activities are expensed as incurred. Costs associated with production and general corporate activities are expensed in the period incurred. The company recognizes a gain or loss on the sale of properties on a field basis.

Capitalized proved-leasehold costs are depleted on the unit-of-production method based on proved reserves on a field basis. All other capitalized costs associated with gas and oil properties are depreciated using the unit-of-production method based on proved-developed reserves on a field basis. The company engages independent consultants to help calculate nonregulated gas and oil reserves. Reserve estimates are based on a complex and highly interpretive process that is subject to continuous revision as additional production and development-drilling information becomes available.

Wexpro Agreement
Wexpro's operations are subject to the terms of the Wexpro Agreement. The agreement was effective August 1, 1981, and sets forth the rights of Questar Gas's utility operations to share in the results of Wexpro's successful development operations and the rate of return that Wexpro will earn for managing Questar Gas's reserves. The agreement was approved by the PSCU and PSCW in 1981 and affirmed by the Utah Supreme Court in 1983.

Accounting for derivatives
QMR uses derivative instruments, typically fixed-price swaps, to hedge against a decline in the average selling prices of its gas and oil production. Accounting rules for derivatives require that these instruments be marked to fair value at the balance-sheet reporting date. The difference between fair value and carrying value is reported either in net income or comprehensive income depending on the structure of the derivatives. The company has structured virtually all of its energy-derivative instruments as cash-flow hedges. Any changes in the fair value of cash-flow hedges are recorded on the balance sheet and in comprehensive income or loss until the underlying gas or oil is produced. When a derivative is terminated before its contract expires, the associated gain or loss is recognized in income over the life of the previously hedged production.

Revenue recognition
Revenues are recognized in the period that services are provided or products are delivered. The company's exploration and production operations use the sales method of accounting for gas revenues, whereby revenue is recognized on all gas sold to purchasers. A liability is recorded to the extent that the company has an imbalance in excess of its share of remaining reserves in an underlying property. Revenue and prices for gas and oil are reported on a "net-to-the-well" basis.

Rate regulation
Regulatory agencies establish rates for the storage, transportation, distribution and sale of natural gas. The regulatory agencies also regulate, among other things, the extension and enlargement or abandonment of jurisdictional natural gas facilities. Regulation is intended to permit the recovery, through rates, of the cost of service, including a return on investment. Questar Gas and Questar Pipeline follow SFAS 71, "Accounting for the Effects of Certain Types of Regulation" that requires the recording of regulatory assets and liabilities by companies subject to cost-based regulation. The Federal Energy Regulatory Commission (FERC), PSCU and PSCW have approved the recording of regulatory assets and liabilities.

Recording of unbilled revenues
Questar Gas records revenues on a calendar basis even though bills are sent to customers on a cycle basis throughout the month. The revenues for the period from the date the bills are sent to customers to the end of the month are estimated each month and "trued up" on an annual basis in the summer. The gas costs and other variable costs are recorded on the same basis to ensure proper matching of revenues and expenses.

Management's Discussion and Analysis *(continued)*

Weather normalization
Questar Gas has provisions in its rates to adjust the amounts charged to customers on a monthly basis to remove the impact of abnormal temperatures on nongas revenues. Questar Gas estimates the weather-normalization adjustment for the unbilled revenue each month. The amount of weather-normalization adjustment is evaluated each month and "trued-up" on an annual basis in the summer to agree with the amount billed to customers. This accounting treatment has been approved by the PSCU and PSCW.

Group depreciation
Both Questar Gas and Questar Pipeline use group depreciation for the majority of their fixed assets. Under this policy, assets are depreciated in groups of similar assets rather than on an individual-asset basis. When an asset is retired, the original cost and a like amount of accumulated depreciation are removed from the books. The method has the typical impact of increasing depreciation expense from what would be recognized under the individual-asset method, and eliminating gains and losses when a group-depreciated asset is retired. Assets that can be separately identified, such as buildings, vehicles and computers, are depreciated on an individual-asset basis. The FERC, PSCU and PSCW have approved the use of group depreciation.

Employee benefit plans
Independent consultants hired by the company use complex models to calculate the yearly expenses of pension, postretirement benefits and benefit payments to recipients of a long-term disability program. The models consider mortality estimates, liability-discount rates, return on investments, rate of increase of compensation, amortizing gain-or-loss from investments and medical-cost trend rates among the key factors. Management is asked to make assumptions based on parameters and advice offered by the consultants. It is the company's general policy to contribute to the pension fund an amount approximately equal to its yearly expense.

In 2002, Questar recorded an additional pension liability of $36 million, a $16.9 million intangible pension asset and an after-tax comprehensive loss of $11.8 million. A decrease in the fair value of pension-plan assets combined with a lower discount rate caused the calculated accumulated-benefit obligation to exceed the fair value of the pension-plans assets. The condition can be remedied by an increase in fair value of assets, an increase in the discount rate and/or through additional contributions from the company. The company decided against making additional pension contributions due to income tax penalties.

New Accounting Standards
In SFAS 143, "Accounting for Asset Retirement Obligations," was issued in June 2001. SFAS 143 addresses the financial accounting and reporting of the fair value of legal obligations associated with the retirement of tangible long-lived assets. The new standard requires that plant abandonment costs be estimated at fair value, capitalized and depreciated over the life of the related assets. The new standard will impact recording abandonment costs of gas and oil wells and processing plants. Recognition of abandonment costs for a majority of the gas distribution, transportation and storage properties will be postponed indefinitely due to the nature of the assets as defined by SFAS 143. The company has not completed its evaluation of the impact of SFAS 143, but expects to record a cumulative effect of an accounting change in 2003 and ongoing expenses. However, these expenses are noncash until abandonment takes place. SFAS 143 is effective beginning January 1, 2003.

Quantitative and Qualitative Disclosures About Market Risk
QMR's primary market-risk exposures arise from commodity-price changes for natural gas, oil and other hydrocarbons and changes in interest rates. QMR sold its Canadian affiliate in the fourth quarter of 2002, eliminating its foreign-exchange risk. A QMR subsidiary has long-term contracts for pipeline capacity for the next several years and is obligated for transportation services with no guarantee that it will be able to recover the full cost of these transportation commitments.

QMR bears a majority of the risk associated with commodity-price changes and uses energy-price-hedging arrangements in the normal course of business to limit the risk of adverse price movements. However, these same arrangements typically limit future gains from favorable price movements. The hedging contracts exist for a significant share of QMR-owned gas and oil production and for a portion of energy-marketing transactions.

Commodity-Price Risk Management
The company has established policies and procedures for managing commodity-price risks through the use of derivatives. The primary objectives of energy price-hedging are to support the company's earnings targets and to protect earnings from downward movements in commodity prices. The volume of production hedged and the mix of derivative instruments employed are regularly evaluated and adjusted by management in response to changing market conditions and reviewed periodically by the company's Board of Directors. It is the company's current policy to hedge up to 75% of the current year's proved-developed production by the first of March in the current year, at or above selling prices that support its budgeted income. The company will add incrementally to these hedges to reach forward beyond the current year when price levels are attractive. The company does not enter into derivative arrangements for speculative purposes and does not hedge undeveloped reserves.

Natural gas prices in the Rocky Mountain region were depressed in 2002. The basis differential, the difference between Rockies prices and the benchmark Henry Hub (Louisiana) price, at times exceeded $2.00 per MMBtu, the widest differential in nearly a decade. This widening basis differential results from a combination of increased regional production, weak seasonal demand, and inadequate capacity in pipelines that transport Rockies gas out of the region. Rockies prices may remain depressed until regional demand increases and/or major new export pipelines are built. The expansion of the Kern River pipeline will improve pipeline capacity out of the Rockies but may not immediately return Rockies basis to historical ranges. With the acquisition of SEI in 2001, increased investment in development of the company's Pinedale Anticline acreage and sale Canadian properties, a growing percentage of the company's production is in the Rockies.

Management's attention has been focused on improving Rockies prices by hedging approximately 90% of Rockies 2003 proved-developed production at an average of $3.04 per Mcf net to the well. In addition, the company may curtail production if prices drop below levels necessary for profitability.

QMR held energy-price hedging contracts covering the price exposure for about 83.8 million dth of gas and 1.1 million bbl of oil as of December 31, 2002. A year earlier QMR hedging contracts covered 70.2 million dth of natural gas and 1.1 million bbl of oil. QMR does not hedge the price of natural gas liquids.

A summary of the activity for the fair value of energy-price hedging contracts for the year ended December 31, 2002, is below. The calculation is comprised of the valuation of financial and physical contracts.

	(in thousands)
Net fair value of energy-hedging contracts outstanding at Dec. 31, 2001	$50,897
Contracts realized or otherwise settled	(42,362)
Increase in energy prices on futures markets	(29,196)
Net fair value of energy-hedging contracts outstanding at Dec. 31, 2002	($20,661)

A vintaging of energy-price hedging contracts as of December 31, 2002, is shown below. About 76% of those contracts will settle and be reclassified from other comprehensive income in the next 12 months.

	(in thousands)
Contracts maturing by Dec. 31, 2003	($15,621)
Contracts maturing between Dec. 31, 2004 and Dec. 31, 2005	(5,047)
Contracts maturing between Dec. 31, 2005 and Dec. 31, 2006	50
Contracts maturing between Dec. 31, 2006 and Dec. 31, 2008	(43)
Net fair value of energy-hedging contracts outstanding at Dec. 31, 2002	($20,661)

QMR's undiscounted mark-to-market valuation of gas and oil price-hedging contracts plus a sensitivity analysis follows:

December 31,	2002	2001
		(in millions)
Mark-to-market valuation—asset (liability)	($20.7)	$50.9
Value if market prices of gas and oil decline by 10%	(22.2)	65.7
Value if market prices of gas and oil increase by 10%	(19.1)	36.1

The calculations reflect energy prices posted on the NYMEX, various "into-the-pipe" postings, and fixed prices on the indicated dates. These sensitivity calculations do not consider changes in the fair value of the corresponding scheduled physical transactions for price hedges on equity production, (i.e., the correlation between the index price and the price to be realized for the physical delivery of gas or oil production) which should largely offset the change in value of the hedge contracts.

Liquidity Accelerators

QMR has commodity-price hedging agreements in place with ten different counterparties. These counterparties are banks and energy-trading firms. In some contracts, the amounts of credit allowed before QMR must post collateral for out-of-the-money hedges varies depending on the credit rating assigned to QMR's debt. At QMR's current credit ratings, the credit available from each counterparty ranges between $5 million and $30 million, depending on the agreement. In cases where this arrangement exists, if QMR's credit ratings fall below investment grade (BBB- by Standard & Poor's or Baa2 by Moody's), counterparty credit generally falls to zero.

Questar Gas Energy-Price Risk Management

Questar Gas has been authorized to pursue hedging activities to mitigate energy-price fluctuations for gas-distribution customers. The benefits and the costs of hedging are included in the purchased-gas adjustment account. Questar Gas records mark-to-market adjustments for hedging contracts in the purchased-gas-adjustment account. There were no hedges of Questar Gas purchases in place at December 31, 2002.

Business with Energy Merchants

Questar Pipeline has significant transportation and storage business with some energy merchants that have recently had their debt ratings downgraded. Questar Pipeline requests credit support, such as letters of credit and cash collateral, from those companies that pose unfavorable credit risks. All companies posing such concerns were current on their accounts as of the date of this report. The company's largest contracts, other than those with its affiliate Questar Gas, are with Williams Energy Marketing and Trading with an annual reservation fee of $6.3 million for transportation and storage services and El Paso Resources with an annual reservation fee of $4.4 million for transportation services. Williams has subscribed for 15% of the storage capacity of Clay Basin storage reservoir.

Management's Discussion and Analysis *(continued)*

QMR has significant gas sales to energy merchants, some of which have recently had their debt ratings downgraded. All companies with such concerns were current on their accounts as of the date of this report. QMR requests credit support and, in some cases fungible collateral, from companies with noninvestment-grade ratings. QMR's five largest customers are BP Energy Company, Reliant Energy Services, Duke Energy Trading and Marketing, Sempra Energy Trading Corporation and Oneok Energy Marketing. Transactions with these five companies accounted for 14% of QMR's revenues.

Interest-Rate Risk Management

The company had $1.1 billion of long-term debt at December 31, 2002, of which $945.5 million was fixed-rate debt. The fair value of fixed-rate debt is subject to change as interest rates fluctuate. The fair value of Questar's long-term debt amounted to $1.3 billion at December 31, 2002. The company had $999.5 million of long-term debt at December 31, 2001, of which $745.5 million was fixed-rate debt. The fair value of Questar's long-term debt amounted to $1 billion at December 31, 2001. The fair-value calculation was based upon quoted market prices and the discounted present value of cash flows using the company's current borrowing rates. If interest rates declined by 10%, fair value would increase to $1.3 billion in 2002 and $1.1 billion in 2001 and interest paid on variable-rate long-term debt would decrease about $400,000. The sensitivity calculations do not represent the cost to retire the debt securities. The book value of variable-rate debt approximates fair value.

Other contingencies

The company is actively marketing the transportation capacity of the western zone of the Southern Trails Pipeline. The company's investment in the pipeline is approximately $50 million.

Questar sold a building and leased seven acres under a long-term lease agreement. The property is part of an EPA Superfund site, which has undergone containment remediation and is currently in a post-cleanup monitoring program. At the conclusion of the monitoring period, and subject to delisting of the site by the EPA, the seven acres will be deeded to the lessee against future claims by the EPA arising from the historic containment.

Forward-Looking Statements

This report includes "forward-looking statements" within the meaning of Section 27(A) of the Securities Act of 1933, as amended, and Section 21(E) of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included or incorporated by reference in this report, including, without limitation, statements regarding the company's future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "could," "expect," "intend," "project," "estimate," "anticipate," "believe," "forecast," or "continue" or the negative thereof or variations thereon or similar terminology. Although these statements are made in good faith and are reasonable representations of the company's expected performance at the time, actual results may vary from management's stated expectations and projections due to a variety of factors.

Important assumptions and other significant factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements include:

- Changes in general economic conditions;
- Changes in gas and oil prices and supplies, and land-access issues;
- Changes in rate-regulation policies;
- Regulation of the Wexpro Agreement;
- Availability of gas and oil properties for sale or for exploration;
- Creditworthiness of counterparties to hedging contracts;
- The rate of inflation, interest rates and debt ratings;
- Assumptions used in business combinations;
- Weather and other natural phenomena;
- Effects of environmental regulation;
- Changes in customers' credit ratings, including energy merchants;
- Competition from other forms of energy, other pipelines and storage facilities;
- Effects of accounting policies issued periodically by accounting standard-setting bodies;
- Adverse repercussions from terrorist attacks or acts of war;
- Adverse changes in the business or financial condition of the company; and
- Lower credit ratings for Questar and/or its subsidiaries.

Reports of Management and Independent Auditors

The consolidated financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States. Management is responsible for the fairness and reliability of the financial statements and other financial information included in this report. Management makes informed estimates and judgments of the effects of certain events and transactions in the preparation of the financial statements.

Questar maintains accounting and other controls that management believes provide reasonable assurance that financial records are reliable, assets are safeguarded, and transactions are properly recorded in accordance with management's authorizations. However, limitations exist in any system of internal control based upon the recognition that the cost of the system should not exceed benefits derived.

Questar's independent auditors, Ernst & Young LLP, are engaged to audit the financial statements and to express an opinion thereon. Their audit is conducted in accordance with auditing standards generally accepted in the United States.

The Finance and Audit Committee of the Board of Directors, composed of directors who are not employees of Questar, meets regularly with the independent auditors, internal auditors and management. The independent auditors and internal auditors always have access to the Committee, both with and without the presence of management, and the opportunity to discuss the results of their audits and the quality of financial reporting.

Keith O. Rattie
President and Chief Executive Officer

Stephen E. Parks
Senior Vice President, Treasurer and Chief Financial Officer

Shareholders and Board of Directors
Questar Corporation

We have audited the accompanying consolidated balance sheets of Questar Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Questar Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 5 to the financial statements, effective January 1, 2002, Questar Corporation and subsidiaries adopted Statement of Financial Accounting Standards 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

Salt Lake City, Utah
March 26, 2003

Quarterly Financial and Stock-price Information *(unaudited)*

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
				(dollars in thousands, except per-share amounts)	
2002					
Revenues	$402,533	$224,614	$190,670	$382,850	$1,200,667
Operating income	90,205	53,391	46,179	84,420	274,195
Income before accounting change	50,152	29,371	23,357	68,013	170,893
Net income	34,855	29,371	23,357	68,013	155,596
Basic earnings per common share:					
Income before accounting change	$ .62	$ .36	$ .28	$ .83	$ 2.09
Net income	.43	.36	.28	.83	1.90
Diluted earnings per common share					
Income before accounting change	$ .61	$ .36	$ .28	$ .82	$ 2.07
Net income	.42	.36	.28	.82	1.88
Dividends per common share	.18	.18	.18	.185	.725
Market price per common share					
High	$ 25.84	$ 29.45	$ 25.61	$ 28.39	$ 29.45
Low	$ 21.40	$ 23.65	$ 18.01	$ 21.41	$ 18.01
Close	$ 25.71	$ 24.70	$ 22.84	$ 27.82	$ 27.82
Price-earnings ratio on closing price					14.8
Annualized dividend yield on closing price	2.8%	2.9%	3.2%	2.7%	2.7%
Market-to-book ratio on closing price					2.00
Average number of common shares traded per day (000)	250	261	230	231	243
2001					
Revenues	$562,638	$285,138	$225,142	$366,432	$1,439,350
Operating income	110,386	49,049	47,045	67,627	274,107
Net income	69,260	24,503	21,842	42,581	158,186
Basic earnings per common share	$ .86	$ .30	$ .27	$ .52	$ 1.95
Diluted earnings per common share	.85	.30	.27	.52	1.94
Dividends per common share	.175	.175	.175	.18	.705
Market price per common share					
High	$ 29.95	$ 33.75	$ 25.12	$ 25.48	$ 33.75
Low	$ 26.35	$ 24.00	$ 18.58	$ 19.60	$ 18.58
Close	$ 27.40	$ 24.76	$ 20.18	$ 25.05	$ 25.05
Price-earnings ratio on closing price					12.9
Annualized dividend yield on closing price	2.6%	2.8%	3.5%	2.8%	2.8%
Market-to-book ratio on closing price					1.89
Average number of common shares traded per day (000)	221	314	275	199	252
2000					
Revenues	$336,702	$232,542	$245,117	$451,792	$1,266,153
Operating income	78,653	41,240	43,521	84,553	247,967
Net income	48,568	24,155	26,406	50,348	149,477
Basic earnings per common share	$ .60	$ .30	$ .33	$ .63	$ 1.86
Diluted earnings per common share	.60	.30	.33	.62	1.85
Dividends per common share	.17	.17	.17	.175	.685
Market price per common share					
High	$ 19.00	$ 20.63	$ 28.00	$ 31.88	$ 31.88
Low	$ 13.56	$ 17.13	$ 18.88	$ 26.00	$ 13.56
Close	$ 18.56	$ 19.38	$ 27.81	$ 30.06	$ 30.06
Price-earnings ratio on closing price					16.3
Annualized dividend yield on closing price	3.7%	3.5%	2.4%	2.3%	2.3%
Market-to-book ratio on closing price					2.55
Average number of common shares traded per day (000)	233	169	237	280	230

Operations by Line of Business

Year Ended December 31,	Questar Market Resources	Questar Regulated Services: Natural Gas Distribution	Questar Regulated Services: Natural Gas Transmission	Questar Regulated Services: Other	Corporate and Other Operations	Intercompany Transactions	Questar Consolidated
							(in thousands)
2002							
Revenues							
From unaffiliated customers	$ 522,476	$593,835	$ 66,275	$ 4,160	$ 13,921		$1,200,667
From affiliated companies	106,647	1,676	76,600	1,687	30,457	($217,067)	
	629,123	595,511	142,875	5,847	44,378	(217,067)	1,200,667
Operating expenses							
Cost of natural gas and other products sold	202,132	370,294		350	6,017	(183,051)	395,742
Operating and maintenance	131,598	105,544	49,593	5,519	24,403	(32,340)	284,317
Depreciation, depletion and amortization	117,446	39,771	22,149	215	5,371		184,952
Exploration	6,086						6,086
Abandonment and impairment of gas, oil and related properties	11,183						11,183
Other expenses	30,234	9,548	4,948	104	1,034	(1,676)	44,192
Total operating expenses	498,679	525,157	76,690	6,188	36,825	(217,067)	926,472
Operating income (loss)	130,444	70,354	66,185	(341)	7,553		274,195
Interest and other income	50,894	2,329	515	808	8,179	(6,058)	56,667
Earnings from unconsolidated affiliates	3,977		7,800				11,777
Minority interest	484				17		501
Debt expense	(34,705)	(22,495)	(23,995)	(229)	(5,755)	6,058	(81,121)
Income taxes	(53,165)	(17,789)	(17,897)	(78)	(2,197)		(91,126)
Net income before accounting change	97,929	32,399	32,608	160	7,797		170,893
Cumulative effect of change in accounting for goodwill					(15,297)		(15,297)
Net income	$ 97,929	$ 32,399	$ 32,608	$ 160	($ 7,500)		$ 155,596
Identifiable assets	$1,415,871	$831,411	$744,855	$12,662	$ 63,051		$3,067,850
Investment in unconsolidated affiliates	23,617						23,617
Capital expenditures	189,360	69,405	95,098	1,229	2,708		357,800
2001							
Revenues							
From unaffiliated customers	$ 645,867	$701,150	$ 49,402	$ 4,603	$ 38,328		$1,439,350
From affiliated companies	100,530	2,963	75,491	1,463	29,444	($209,891)	
	746,397	704,113	124,893	6,066	67,772	(209,891)	1,439,350
Operating expenses							
Cost of natural gas and other products sold	324,124	498,545		2,204	25,949	(175,811)	675,011
Operating and maintenance	112,087	103,427	47,244	3,665	35,127	(31,195)	270,355
Depreciation, depletion and amortization	92,678	35,030	15,407	213	8,407		151,735
Exploration	6,986						6,986
Abandonment and impairment of gas and oil properties	5,171						5,171
Other expenses	46,010	8,729	2,920	67	1,144	(2,885)	55,985
Total operating expenses	587,056	645,731	65,571	6,149	70,627	(209,891)	1,165,243
Operating income (loss)	159,341	58,382	59,322	(83)	(2,855)		274,107
Interest and other income	17,259	5,158	5,950	5,374	13,591	(12,034)	35,298
Earnings (losses) from unconsolidated affiliates	1,265		(1,106)				159
Minority interest	359				1,366		1,725
Debt expense	(22,872)	(23,777)	(16,908)	(572)	(12,738)	12,034	(64,833)
Income tax expense	(54,218)	(13,890)	(17,517)	(1,888)	(757)		(88,270)
Net income (loss)	$ 101,134	$ 25,873	$ 29,741	$ 2,831	($ 1,393)		$ 158,186
Identifiable assets	$1,516,022	$833,268	$775,659	$25,749	$ 93,798		$3,244,496
Investment in unconsolidated affiliates	23,829		121,099				144,928
Capital expenditures	638,507	78,791	256,703	2,860	7,225		984,086

(continued)

Operations by Line of Business *(continued)*

Year Ended December 31,	Questar Market Resources	Questar Regulated Services: Natural Gas Distribution	Questar Regulated Services: Natural Gas Transmission	Questar Regulated Services: Other	Corporate and Other Operations	Intercompany Transactions	Questar Consolidated
							(in thousands)
2000							
Revenues							
From unaffiliated customers	$ 649,200	$531,988	$ 42,500	$ 3,642	$ 38,823		$1,266,153
From affiliated companies	92,853	4,774	76,576	283	34,586	($209,072)	
	742,053	536,762	119,076	3,925	73,409	(209,072)	1,266,153
Operating expenses							
Cost of natural gas and other products sold	369,752	334,193		2,253	24,640	(168,609)	562,229
Operating and maintenance	106,761	101,486	43,761	1,668	33,506	(35,705)	251,477
Depreciation, depletion and amortization	85,025	34,450	15,391	35	7,590		142,491
Exploration	7,917						7,917
Abandonment and impairment of gas and oil properties	3,418						3,418
Other expenses	41,020	10,213	3,071	35	1,073	(4,758)	50,654
Total operating expenses	613,893	480,342	62,223	3,991	66,809	(209,072)	1,018,186
Operating income (loss)	128,160	56,420	56,853	(66)	6,600		247,967
Interest and other income	8,750	1,673	3,025	1,349	36,484	(11,922)	39,359
Earnings from unconsolidated affiliates	2,776		1,220				3,996
Minority interest	(338)				442		104
Debt expense	(22,922)	(21,041)	(17,584)	(722)	(13,163)	11,922	(63,510)
Income tax expense	(38,618)	(12,889)	(13,689)	(217)	(13,026)		(78,439)
Net income	$ 77,808	$ 24,163	$ 29,825	$ 344	$ 17,337		$ 149,477
Identifiable assets	$ 960,491	$830,889	$538,408	$19,640	$122,599		$2,472,027
Investment in unconsolidated affiliates	15,417		19,088				34,505
Capital expenditures	187,359	65,767	43,035	1,167	17,814		315,142

Questar Market Resources had a subsidiary that conducted gas-and-oil exploration and production activities in western Canada. The subsidiary was sold in the fourth quarter of 2002. Canadian operations reported revenues, measured in U. S. dollars, totaling $21.7 million for the nine months ended September 30, 2002, and $38.5 million and $38.1 million for the years ended December 31, 2001, and 2000, respectively. Total assets at December 31, stated in U. S. dollars, amounted to $84.6 million and $103.9 million in 2001 and 2000, respectively.

Consolidated Statements of Income

Year Ended December 31,	2002	2001	2000
			(in thousands, except per-share amounts)
Revenues			
Questar Market Resources	$ 522,476	$ 645,867	$ 649,200
Questar Regulated Services			
Natural gas distribution	593,835	701,150	531,988
Natural gas transmission	66,275	49,402	42,500
Other	4,160	4,603	3,642
Corporate and other operations	13,921	38,328	38,823
Total Revenues	1,200,667	1,439,350	1,266,153
Operating Expenses			
Cost of natural gas and other products sold	395,742	675,011	562,229
Operating and maintenance	284,317	270,355	251,477
Depreciation, depletion and amortization	184,952	151,735	142,491
Exploration	6,086	6,986	7,917
Abandonment and impairment of gas, oil and related properties	11,183	5,171	3,418
Production and other taxes	44,192	55,985	50,654
Total Operating Expenses	926,472	1,165,243	1,018,186
Operating Income	274,195	274,107	247,967
Interest and other income	56,667	35,298	39,359
Earnings from unconsolidated affiliates	11,777	159	3,996
Minority interest	501	1,725	104
Debt expense	(81,121)	(64,833)	(63,510)
Income Before Income Taxes and Cumulative Effect	262,019	246,456	227,916
Income taxes	91,126	88,270	78,439
Income Before Cumulative Effect	170,893	158,186	149,477
Cumulative Effect of Change in Accounting For Goodwill, net of $2,010 attributed to minority interest	(15,297)		
Net Income	$ 155,596	$ 158,186	$ 149,477
Basic Earnings Per Common Share			
Income before cumulative effect	$ 2.09	$ 1.95	$ 1.86
Cumulative effect of accounting change	(.19)		
Net income	$ 1.90	$ 1.95	$ 1.86
Diluted Earnings per Common Share			
Income before cumulative effect	$ 2.07	$ 1.94	$ 1.85
Cumulative effect of accounting change	(.19)		
Net income	$ 1.88	$ 1.94	$ 1.85
Weighted average common shares outstanding			
Used in basic calculation	81,782	81,097	80,412
Used in diluted calculation	82,573	81,658	80,915

See notes to consolidated financial statements.

Consolidated Balance Sheets

December 31,	2002	2001
		(in thousands)
Assets		
Current Assets		
Cash and cash equivalents	$ 21,641	$ 11,300
Accounts receivable, net	154,498	151,844
Unbilled gas accounts receivable	39,788	53,613
Federal income taxes recoverable		7,055
Fair value of hedging contracts	3,617	55,593
Inventories, at lower of average cost or market		
Gas and oil storage	29,666	37,055
Materials and supplies	10,679	12,073
Purchased-gas adjustments		8,296
Prepaid expenses and other	15,008	16,136
Deferred income taxes	5,047	
Total Current Assets	279,944	352,965
Property, Plant and Equipment	4,211,551	4,089,407
Less Accumulated Depreciation, Depletion and Amortization	1,593,753	1,524,309
Net Property, Plant and Equipment	2,617,798	2,565,098
Investment in Unconsolidated Affiliates	23,617	144,928
Securities Available for Sale		13,623
Other Assets		
Goodwill, net	71,133	90,927
Regulatory assets	30,846	37,984
Intangible pension asset	16,911	
Other noncurrent assets	27,601	38,971
Total Other Assets	146,491	167,882
	$3,067,850	$3,244,496

December 31,	2002	2001
		(in thousands)
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term debt	$ 49,000	$ 530,246
Accounts payable and accrued expenses		
Accounts and other payables	159,485	173,700
Production and other taxes	28,179	37,156
Federal income taxes	9,854	
Deferred income taxes		3,153
Interest	16,418	13,193
Total accounts payable and accrued expenses	213,936	227,202
Fair value of hedging contracts	24,278	5,323
Purchased-gas adjustments	13,282	
Current portion of long-term debt	10	1,705
Total Current Liabilities	300,506	764,476
Long-Term Debt, less current portion	1,145,180	997,423
Deferred Income Taxes	377,717	324,309
Deferred Investment Tax Credits	4,565	4,966
Other Long-Term Liabilities	51,574	45,752
Pension Liability	39,522	6,984
Minority Interest	10,025	19,805
Commitments and Contingencies—Note 13		
Common Shareholders' Equity		
Common stock—without par value; 350,000,000 shares authorized; 82,053,760 outstanding at December 31, 2002 and 81,523,407 outstanding at December 31, 2001	298,718	282,297
Retained earnings	868,702	772,408
Accumulated other comprehensive income (loss)	(28,659)	26,076
Total Common Shareholders' Equity	1,138,761	1,080,781
	$3,067,850	$3,244,496

See notes to consolidated financial statements.

Consolidated Statements of Common Shareholders' Equity

	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
					(dollars in thousands)
Balances at January 1, 2000	81,418,853	$278,437	$577,022	$ 39,057	
Issuance of common stock	958,232	11,764			
Purchase of common stock	(1,558,811)	(25,543)			
2000 net income			149,477		$149,477
Payment of dividends of $.685 per share			(55,084)		
Income tax benefit associated with exercise of nonqualified options and premature dispositions		3,972			
Other comprehensive income					
Unrealized loss on securities available for sale, net-of income taxes of $16,767				(25,453)	(25,453)
Foreign-currency-translation adjustment, net of income taxes of $949				(1,017)	(1,017)
Balances at December 31, 2000	80,818,274	268,630	671,415	12,587	$123,007
Issuance of common stock	1,148,080	23,316			
Purchase of common stock	(442,947)	(12,488)			
2001 net income			158,186		$158,186
Payment of dividends of $.705 per share			(57,193)		
Income tax benefit associated with exercise of nonqualified options and premature dispositions		2,839			
Other comprehensive income					
Cumulative effect of accounting change for energy hedges, net of income taxes of $41,624				(79,376)	(79,376)
Change in unrealized gain on energy hedges, net of income taxes of $57,048				105,295	105,295
Unrealized loss on securities available for sale, net of income taxes of $6,565				(10,595)	(10,595)
Unrealized loss on interest-rate swaps, net of income taxes of $235				(392)	(392)
Foreign-currency-translation adjustment, net of income taxes of $1,304				(1,443)	(1,443)
Balances at December 31, 2001	81,523,407	282,297	772,408	26,076	$171,675
Issuance of common stock	590,822	10,280			
Purchase of common stock	(60,469)	(1,594)			
2002 net income			155,596		$155,596
Payment of dividends of $.725 per share			(59,302)		
Income tax benefit associated with exercise of nonqualified options and premature dispositions		1,642			
Adjustment of minority interest		6,093			
Other comprehensive income					
Change in unrealized loss on energy hedges, net of income taxes of $25,651				(42,799)	(42,799)
Minimum pension liability, net of income taxes of $7,296				(11,779)	(11,779)
Unrealized loss on securities available for sale, net of income taxes of $2,005				(3,237)	(3,237)
Unrealized gain on interest-rate swaps, net of income taxes of $235				392	392
Foreign-currency-translation adjustment, net of income taxes of $2,375				2,688	2,688
Balances at December 31, 2002	82,053,760	$298,718	$868,702	($ 28,659)	$100,861

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended December 31,	2002	2001	2000
			(in thousands, except per-share amounts)
Operating Activities			
Net income	$155,596	$158,186	$149,477
Adjustments to reconcile net income to net cash provided from operating activities			
Depreciation, depletion and amortization	194,369	159,042	148,293
Deferred income taxes and investment-tax credits	78,516	33,699	47,355
Abandonment and impairment of gas, oil and related properties	11,183	5,171	3,418
Net gains from sales of properties and securities	(43,683)	(21,765)	(24,739)
Impairment of assets and securities	2,956	1,473	
(Earnings) losses from unconsolidated affiliates, net of cash distributions	2,257	1,978	(795)
Minority interest	(501)	(1,725)	(104)
Cumulative effect of accounting change	15,297		
	415,990	336,059	322,905
Changes in operating assets and liabilities			
Accounts receivable	6,537	119,344	(136,700)
Inventories	8,964	(8,434)	(2,892)
Energy-hedging contracts	(89)	(10,886)	
Prepaid expenses and other	(374)	(2,785)	2,077
Accounts payable and accrued expenses	(16,939)	(83,965)	126,333
Federal income taxes	16,883	2,734	(27,068)
Purchased-gas adjustments	21,578	27,246	(35,133)
Other assets	10,399	3,436	(17,144)
Other liabilities	1,775	(10,075)	19,689
Net Cash Provided from Operating Activities	464,724	372,674	252,067
Investing Activities			
Capital expenditures			
Purchase of property, plant and equipment	(334,467)	(870,652)	(305,818)
Other investments	(23,333)	(113,434)	(9,324)
Total capital expenditures	(357,800)	(984,086)	(315,142)
Proceeds from disposition of assets	280,645	49,034	49,540
Net Cash Used in Investing Activities	(77,155)	(935,052)	(265,602)
Financing Activities			
Issuance of common stock	11,922	26,155	15,736
Purchase of Questar common stock	(1,594)	(12,488)	(25,543)
Issuance of long-term debt	325,000	645,000	61,725
Repayment of long-term debt	(179,120)	(357,799)	(80,075)
Increase (decrease) in short-term debt	(481,246)	321,107	64,581
(Increase) decrease in cash held in escrow	6,838	(1,010)	31,340
Other financing	272	716	2,955
Payment of dividends	(59,302)	(57,193)	(55,084)
Net Cash Provided from (Used in) Financing Activities	(377,230)	564,488	15,635
Foreign-currency-translation adjustment	2	(226)	(975)
Change in Cash and Cash Equivalents	10,341	1,884	1,125
Beginning Cash and Cash Equivalents	11,300	9,416	8,291
Ending Cash and Cash Equivalents	$ 21,641	$ 11,300	$ 9,416

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1—Summary of Accounting Policies

Principles of Consolidation

The consolidated financial statements contain the accounts of Questar Corporation and subsidiaries (Questar or the company). Questar is an integrated natural gas company with two principal lines of business: nonregulated and regulated. Questar Market Resources, Inc. and subsidiaries (QMR or Market Resources), conducts the nonregulated activities of gas and oil exploration, development and production, gas gathering and processing, wholesale-energy marketing and a private storage facility. The company's regulated activities of natural gas distribution, interstate transmission and storage operations are conducted by Questar Regulated Services Co. (QRS or Regulated Services) and subsidiaries. Questar Gas conducts natural gas-distribution activities. Questar Pipeline provides interstate natural gas transmission and storage services and through a subsidiary, Questar Transportation Services, operates a processing plant that removes carbon dioxide from a portion of the pipeline and provides gathering services. Regulated Services also includes Questar Energy Services, which markets nonregulated services. Corporate and Other Operations include information-technology, data hosting, telecommunication services and corporate activities. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments in Unconsolidated Affiliates

Questar uses the equity method to account for investments in affiliates in which it does not have control. Generally, the company's investment in these affiliates equals the underlying equity in net assets.

Regulation

Questar Gas is regulated by the Public Service Commission of Utah (PSCU) and the Public Service Commission of Wyoming (PSCW). The Idaho Public Utilities Commission has deferred to the PSCU for rate oversight of Questar Gas's operations in a small area of southeastern Idaho. Questar Pipeline is regulated by the Federal Energy Regulatory Commission (FERC). Market Resources, through its investment in Clear Creek Storage Company, LLC, operates a gas-storage facility that is under the jurisdiction of the FERC. These regulatory agencies establish rates for the storage, transportation and sale of natural gas. The regulatory agencies also regulate, among other things, the extension and enlargement or abandonment of jurisdictional natural gas facilities. Regulation is intended to permit the recovery, through rates, of the cost of service, including a return on investment.

The financial statements of rate-regulated businesses are presented in accordance with regulatory requirements. Methods of allocating costs to time periods, in order to match revenues and expenses, may differ from those of other businesses because of cost-allocation methods used in establishing rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent liabilities reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized in the period that services are provided or products are delivered. Questar Gas records gas-distribution revenues for gas delivered to residential and commercial customers but not billed at the end of the accounting period. The impact of abnormal weather on gas-distribution earnings during the heating season is partially reduced by a weather-normalization adjustment. While the transportation and storage operations of the gas-transportation business are influenced by weather conditions, the straight fixed-variable rate design, which allows for recovery of substantially all fixed costs in the demand or reservation charge, reduces the earnings impact of weather conditions. Rate-regulated companies may collect revenues subject to possible refunds pending final orders from regulatory agencies and establish reserves for revenues collected subject to refund.

The company's exploration and production operations use the sales method of accounting for gas revenues, whereby revenue is recognized on all gas sold to purchasers. A liability is recorded to the extent that the company has sold gas in excess of its share of remaining reserves in an underlying property. The company's net gas imbalances at December 31, 2002 and 2001 were $1.8 million and $1.9 million, respectively. Revenue and prices for gas and oil are reported "net to the well," meaning that costs for gathering and processing, often times paid by purchasers of the products, are not included in the revenues reported.

Purchased-Gas Adjustments
Questar Gas accounts for purchased-gas costs in accordance with procedures authorized by the PSCU and the PSCW under which purchased-gas costs that are different from those provided for in present rates are accumulated and recovered or credited through future rate changes. Questar Gas has been authorized to hedge a portion of its natural gas supply to mitigate energy-price fluctuations for gas-distribution customers. The benefits and the costs of hedging are included in the purchased-gas adjustment account. The regulatory commissions also allow Questar Gas to record periodic mark-to-market adjustments for energy-hedging contracts in the purchased-gas adjustment account.

Other Regulatory Assets and Liabilities
Rate-regulated businesses may be permitted to defer recognition of costs. Gains and losses on the reacquisition of debt by rate-regulated companies are deferred and amortized as debt expense over either the would-be remaining life of the retired debt or the life of the replacement debt. The reaquired debt costs had a weighted-average life of approximately 15 years as of December 31, 2002. The cost of the early retirement windows offered to employees of rate-regulated subsidiaries is capitalized and amortized over a five-year period, which will conclude in 2005. Rate-regulated operations record cumulative increases in deferred taxes as income taxes recoverable from customers, all of which are expected to be recovered by 2004. Production taxes on cost-of-service production are recorded when the gas is produced and recovered from customers when taxes are paid, generally within 12 months. A liability has been recorded for postretirement medical costs allowed in rates that exceed actual costs.

Cash and Cash Equivalents
Cash equivalents consist principally of repurchase agreements with maturities of three months or less. In almost all cases, the repurchase agreements are highly liquid investments in overnight securities made through commercial bank accounts that result in available funds the next business day.

Securities Available for Sale
The value of securities available for sale approximates fair value at the balance-sheet date based on published share prices. Using market value at the balance-sheet date, the company records unrealized gains or losses, net of income taxes, as a separate component of other comprehensive income in shareholders' equity. Gains or losses resulting from the sale of securities are determined on an average-cost basis and reported in income as incurred .

Property, Plant and Equipment
Property, plant and equipment is stated at cost. In 2001, Questar elected to change its accounting method for gas and oil properties from the full-cost method to the successful-efforts method. The company retroactively restated financial statements to reflect this change in accounting method. Previously reported earnings for the year ended December 31, 2000, decreased $7.2 million ($.09 per share).

Gas and oil properties
Under the successful-efforts method of accounting, the company capitalizes the costs of acquiring leaseholds, drilling development wells, drilling successful exploratory wells, and purchasing related support equipment and facilities. The costs of unsuccessful exploratory wells are charged to expense when it is determined that such wells have not located proved reserves. Unproved-leasehold costs are periodically reviewed for impairment. Costs related to impaired prospects are charged to expense. Costs of geological and geophysical studies and other exploratory activities are expensed as incurred. Costs associated with production and general corporate activities are expensed in the period incurred. The company recognizes gain or loss on the sale of properties on a field basis.

Capitalized-proved-leasehold costs are depleted using the unit-of-production method based on proved reserves on a field basis. All other capitalized costs associated with gas and oil properties are depreciated using the unit-of-production method based on proved-developed reserves on a field basis. Costs of future site restoration, dismantlement, and abandonment of producing properties are considered in calculating depreciation, depletion and amortization expense for tangible equipment by assuming no salvage value in the calculation of the unit-of-production rate.

Cost-of-service gas and oil operations
The successful-efforts method of accounting is utilized with respect to costs associated with certain "cost-of-service" gas and oil properties managed and developed by Wexpro, a subsidiary of QMR. Cost-of-service gas and oil properties are those properties for which the operations and return on investment are regulated by the Wexpro Agreement (see Note 16). In accordance with the agreement, production from the gas properties operated by Wexpro is delivered to Questar Gas at Wexpro's cost of providing this service. That cost includes a return on Wexpro's investment. Oil produced from the cost-of-service properties is sold at market prices. Proceeds are credited pursuant to the terms of the agreement, allowing Questar Gas to share in the proceeds for the purpose of reducing natural gas rates.

Capitalized costs are depreciated on an individual-field basis using the unit-of-production method based upon proved-developed gas and oil reserves attributable to the field. Costs of future site restoration, dismantlement, and abandonment for producing properties are considered in calculating depreciation and amortization expense for tangible equipment by assuming no salvage value in the calculation of the unit-of-production rate.

Notes to Consolidated Financial Statements *(continued)*

Average depreciation, depletion and amortization rates used in the 12 months ended December 31 were as follows:

	2002	2001	2000
Questar Market Resources			
Gas and oil properties, per Mcfe			
U.S.	$.90	$ .79	$ .73
Canada (in U.S. dollars)	.98	1.10	1.12
Combined U.S. and Canada	.91	.83	.78
Cost-of-service gas and oil properties, per Mcfe	.59	.49	.44

For the remaining company properties, the provision for depreciation, depletion and amortization is based upon rates that will systematically charge the costs of assets against income over the estimated useful lives of those assets. The investment in natural gas-gathering and processing facilities is charged to expense using either the straight-line or unit-of-production methods. For depreciation purposes, major categories of fixed assets in the gas-distribution, transmission and storage operations are grouped together and depreciated on a straight-line method. Under the group method, salvage value is not considered when determining depreciation rates. Gains and losses on asset disposals are recorded as adjustments in accumulated depreciation. Gas-production facilities are depreciated using the unit-of-production method.

Average depreciation, depletion and amortization rates used in the 12 months ended December 31 were as follows:

	2002	2001	2000
Questar Regulated Services			
Natural gas distribution			
Distribution plant	3.9%	3.8%	4.0%
Gas wells, per Mcf	$ .14	$ .14	$ .15
Natural gas transmission, processing and storage	3.2%	2.9%	3.2%

Test for impairment of long-lived assets

Gas and oil properties are evaluated by field for potential impairment; other properties are evaluated on a specific-asset basis or in groups of similar assets, as applicable in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment is indicated when a triggering event occurs and the estimated, undiscounted future net cash flows of an evaluated asset are less than its carrying value. Triggering events that may result in a decrease of gas and oil reserves could be caused by mechanical problems, a faster decline of reserves than expected, lease-ownership issues, and an other-than-temporary decline in gas and oil prices. If an impairment is indicated, fair value is calculated using a discounted cash flow approach. Cash flow estimates require forecasts and assumptions for many years into the future for a variety of factors including pricing, demand and operating costs.

Goodwill and Other Intangible Assets

Intangible assets consist primarily of goodwill acquired through business combinations. The excess of the cost over the fair value of net assets of acquired businesses is recorded as goodwill. On January 1, 2002, the company adopted SFAS 142, "Goodwill and Other Intangible Assets." According to SFAS 142, goodwill is no longer amortized, but is tested for impairment at a minimum of once a year or when an event occurs. When a triggering event occurs, the undiscounted net cash flows of the asset or entity to which the goodwill relates are evaluated. If undiscounted cash flows are less than the carrying value of the assets, an impairment is indicated. The amount of the impairment is measured using a discounted-cash-flow model considering pricing, operating costs, a risk-adjusted discount rate and other factors.

Capitalized Interest and Allowance for Funds Used During Construction

Questar's regulated subsidiaries capitalize the cost of capital employed during the construction period of plant and equipment in accordance with guidelines from regulators. Capitalized financing costs, called allowance for funds used during construction (AFUDC), consist of debt and equity portions. The debt portion of AFUDC is recorded as a reduction of interest expense and the equity portion is recorded in other income. The company's nonregulated subsidiaries capitalize interest costs during construction of assets. Under provisions of the Wexpro Agreement, the company capitalizes AFUDC on cost-of-service construction projects and records the amount in other income. Debt expense was reduced by $1.3 million in 2002, $4.1 million in 2001 and $4.2 million in 2000. AFUDC included in interest and other income amounted to $3.5 million in 2002, $5.5 million in 2001 and $4.5 million in 2000.

Foreign-Currency Translation

The company conducted gas and oil development-and-production operations in Canada, which were sold in 2002. The local currency, the Canadian dollar, was the functional currency of the company's foreign operations. Translation from Canadian dollars to U. S. dollars was performed for balance-sheet accounts using the exchange rate in effect at the balance-sheet date. Revenue and expense accounts were translated using an average exchange rate. Adjustments resulting from such translations were reported as a separate component of other comprehensive income in shareholders' equity. Deferred income taxes were provided on translation adjustments because the earnings were not considered to be permanently invested.

Energy-Price Financial Instruments

On January 1, 2001, the company adopted the accounting provisions of SFAS 133 as amended and recorded a cumulative effect of this accounting change that decreased other comprehensive income by $79.4 million after tax. The company structures the majority of its energy-price-derivative instruments as cash-flow hedges. A $121 million hedging liability for derivative instruments was recorded as a result of adopting SFAS 133.

The company may elect to designate a derivative instrument as a hedge of exposure to changes in fair value, cash flows or foreign currencies. If the hedged exposure is a fair-value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of the change together with the offsetting gain or loss from the change in fair value of the hedged item. If the hedged exposure is a cash-flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amount excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, is reported in earnings in the current period.

A derivative instrument qualifies as a hedge if all of the following tests are met:

- The item to be hedged exposes the company to price risk.
- The derivative reduces the risk exposure and is designated as a hedge at the time the company enters into the contract.
- At the inception of the hedge and throughout the hedge period there is a high correlation between changes in the market value of the derivative instrument and the fair value of the underlying item being hedged.

When the designated item associated with a derivative instrument matures, is sold, extinguished or terminated, derivative gains or losses are deferred and included in income in the same period that the underlying production or other contractual commitment is delivered. When a derivative instrument is associated with an anticipated transaction that is no longer expected to occur or if correlation no longer exists, the gain or loss on the derivative is reclassified from other comprehensive income and recognized currently in the results of operations.

Physical contracts

Physical hedge contracts have a nominal quantity and a fixed price. Contracts representing both purchases and sales settle monthly based on quantities valued at a fixed price. Purchase contracts fix the purchase price paid and are recorded as cost of sales in the month the contracts are settled. Sales contracts fix the sales price received and are recorded as revenues in the month they are settled. Due to the nature of the physical market, there is a one-month delay for the actual settlement. QMR accrues for the settlement in the current month's revenues and cost of sales.

Financial contracts

Financial contracts are contracts which are net settled; meaning settled in cash without delivery of product. Financial contracts also have a nominal quantity and exchange an index price for a fixed price. They are net settled with the brokers as the price bulletins become available. The contracts are recorded as cost of sales in the month they are settled.

Interest-Rate Financial Instruments

The company may utilize interest-rate hedges to swap fixed-rate interest payments for variable-rate interest payments. The difference between the fixed-interest-rate-swap payment made and the variable-rate-swap payment is recorded as either an increase or decrease of interest expense.

Credit Risk

The company's primary market areas are the Rocky Mountain and Midcontinent regions of the United States. Exposure to credit risk may be impacted by the concentration of customers in these regions due to changes in economic or other conditions. Customers include individuals and numerous industries that may be affected differently by changing conditions. Management believes that its credit-review procedures, loss reserves, customer deposits and collection procedures have adequately provided for usual and customary credit-related losses. Commodity-based hedging arrangements also expose the company to credit risk. The company monitors the creditworthiness of its counterparties, which generally are major financial institutions. Loss reserves are periodically reviewed for adequacy and may be established on a specific-case basis. Bad-debt expense amounted to $7.9 million, $8.6 million and $3.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. The allowance for bad-debt expenses was $7.1 million and $6.3 million at December 31, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements *(continued)*

Income Taxes
Questar and its subsidiaries file a consolidated federal income tax return. Deferred income taxes have been provided for temporary differences. These occur when there are differences between the book and tax carrying amounts of assets and liabilities. These differences create taxable or tax-deductible amounts for future periods. Questar Gas and Questar Pipeline use the deferral method to account for investment tax credits as required by regulatory commissions.

Earnings Per Share
Basic earnings per share (EPS) is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the accounting period. Diluted EPS includes the potential increase in the number of outstanding shares that could result from exercising stock options, which is the sole difference between basic and diluted shares.

Stock-Based Compensation
The company accounts for employee stock-based compenastion using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations. Under this method, the company records no compensation expense for stock options granted because the exercise price of those options is equal to the market price of the company's common stock on the date of grant.

Comprehensive Income
Comprehensive income is the sum of net income as reported in the Consolidated Statement of Income and other comprehensive income transactions reported in the Consolidated Statement of Shareholders' Equity. Other comprehensive income transactions result from changes in the market value of securities available for sale, qualified energy derivatives and interest-rate derivatives, recognition of additional pension liability, and changes in holding value resulting from foreign-currency-translation adjustments. These transactions are not the culmination of the earnings process, but result from periodically adjusting historical balances to fair value. Income or loss is realized when the underlying energy product or securities available for sale are sold.

The balances of accumulated other comprehensive income (loss), net of income taxes, at December 31, were as follows:

	2002	2001
		(in thousands)
Unrealized gain (loss) on energy-hedging transactions	($16,880)	$25,919
Additional pension liability	(11,779)	
Unrealized loss on interest-rate swap		(392)
Unrealized gain on securities available for sale		3,237
Foreign-currency-translation adjustment		(2,688)
Accumulated other comprehensive income (loss)	($28,659)	$26,076

Business Segments
Questar's line-of-business disclosures are presented based on the way senior management evaluates the performance of its business segments. Certain intersegment sales include intercompany profit.

New Accounting Standards

SFAS 143, "Accounting for Asset Retirement Obligations," was issued in June 2001. SFAS 143 addresses the financial accounting and reporting of the fair value of legal obligations associated with the retirement of tangible long-lived assets. The new standard requires that plant abandonment costs be estimated at fair value, capitalized and depreciated over the life of the related assets. The new standard will impact recording abandonment costs of gas and oil wells and processing plants. Recognition of abandonment costs for a majority of the gas distribution, transportation and storage properties will be postponed indefinitely due to the nature of the assets as defined by SFAS 143. The company has not completed its evaluation of the impact of SFAS 143, but expects to record a cumulative effect of an accounting change in 2003 and ongoing expenses. However, these expenses are noncash until abandonment takes place. SFAS 143 is effective beginning January 1, 2003.

Reclassifications
Certain reclassifications were made to the 2001 and 2000 financial statements to conform with the 2002 presentation.

Note 2—Dispositions and Acquisitions

Sale of Canadian Properties

On October 21, 2002, QMR sold its Canadian exploration and production subsidiary, Celsius Energy Resources Ltd (CERL), to EnerMark Inc., a subsidiary of Calgary-based Enerplus Resources Fund. Total consideration received was $US 101.6 million. CERL earned net income for the nine months ended September 30, 2002, of $US 1.5 million and had total assets of $US 80 million at September 30, 2002. QMR used the proceeds from the sale to repay debt.

Sale of TransColorado

On October 20, 2002, Questar Pipeline sold Questar TransColorado, Inc., the company owning Questar's interest in the TransColorado Pipeline, to Kinder Morgan, Inc. and affiliates for $105.5 million effective October 1, 2002. The proceeds from the sale were used to retire debt at Questar Pipeline.

Partnership Interests Acquired

In 2002 Questar Pipeline and affiliates acquired the final 28% partnership interest in the Overthrust Pipeline Company (Overthrust) for$ 5.4 million. Accounting for Overthrust was changed from an unconsolidated affiliate to full consolidation as a result of acquiring controlling interest. The purchase included $4.1 million of goodwill.

QMR, through an affiliate, acquired El Paso Gas Gathering and Processing's 50% interest in the Blacks Fork processing plant for approximately $5.4 million effective December 18, 2002. QMR now owns 100% of the plant. Accounting for the company's interest in Blacks Fork changed from an unconsolidated partnership to full consolidation as a result of this transaction.

Note 3—Property, Plant and Equipment

The details of property, plant and equipment and accumulated depreciation, depletion and amortization follow:

December 31,	2002	2001
		(in thousands)
Property, Plant and Equipment		
Questar Market Resources		
Gas and oil properties—successful-efforts accounting		
Proved properties	$1,103,686	$1,175,432
Unproved properties, not being depleted	131,817	176,141
Support equipment and facilities	29,571	11,414
	1,265,074	1,362,987
Cost-of-service gas and oil properties—successful-efforts accounting	428,597	405,783
Gathering, processing and marketing	223,974	210,394
	1,917,645	1,979,164
Questar Regulated Services		
Natural gas distribution	1,193,553	1,144,455
Natural gas transmission	1,020,838	881,248
Other	9,631	9,519
Corporate and other operations	69,884	75,021
	$4,211,551	$4,089,407

December 31,	2002	2001
		(in thousands)
Accumulated Depreciation, Depletion and Amortization		
Questar Market Resources		
Gas and oil properties	$ 424,392	$ 462,143
Cost-of-service gas and oil properties	224,440	207,410
Gathering, processing and marketing	68,157	61,777
	716,989	731,330
Questar Regulated Services		
Natural gas distribution	513,485	489,583
Natural gas transmission	316,433	256,755
Other	5,011	4,586
Corporate and other operations	41,835	42,055
	$1,593,753	$1,524,309

Note 4—Investment in Unconsolidated Affiliates

Questar, indirectly through subsidiaries, has interests in businesses accounted for on the equity basis. As of December 31, 2002 and 2001, these affiliates did not have debt obligations with third-party lenders. The principal business activities, form of organization and percentage ownership are listed below. Percentage of voting control and economic interest are identical. Canyon Creek Compression Co., a general partnership (15%) and Rendezvous Gas Services LLC, a limited-liability corporation (50%), are engaged in processing and/or gathering natural gas. TransColorado and Overthrust conducted transportation activities. In 2002, TransColorado was sold and the remaining interest in Overthrust was acquired.

Summarized results of the partnerships are listed below:

Year Ended December 31,	2002	2001	2000
			(in thousands)
Gas-Gathering and Processing Partnerships			
Revenues	$25,490	$ 24,992	$ 27,574
Operating income	8,805	2,830	5,811
Income before income taxes	8,869	3,105	6,184
Current assets, at end of period	11,806	21,000	14,232
Noncurrent assets, at end of period	45,704	38,862	26,941
Current liabilities, at end of period	5,178	3,893	3,940
Noncurrent liabilities, at end of period	2,182	2,529	946
Transportation Partnerships			
Revenues	$24,992	$ 16,164	$ 11,770
Operating income (loss)	14,732	(4,805)	(7,949)
Income (loss) before income taxes	14,791	(13,606)	(20,764)
Current assets, at end of period		13,315	4,927
Noncurrent assets, at end of period		301,431	315,825
Current liabilities, at end of period		5,146	208,402
Noncurrent liabilities, at end of period		13,662	9,940
Debt (included in current liabilities)			200,000

Notes to Consolidated Financial Statements *(continued)*

Note 5—Goodwill and Other Intangible Assets

The company adopted the provisions of SFAS 142 as of January 1, 2002, and performed an initial test that indicated an impairment of the goodwill acquired by Consonus. As a result, the company wrote off $17.3 million of goodwill, of which, $15.3 million ($.19 per diluted common share) was attributed to Questar InfoComm's share and reported as a cumulative effect of a change in accounting for goodwill. The remaining $2 million loss was attributed to minority shareholders.

The balance in goodwill in each line of business is listed below:

	Consolidated	Questar Market Resources	Questar Regulated Services	Corporate and Other Operations
				(in thousands)
Balance at December 31, 2001	$90,927	$66,823	$5,876	$18,228
Impaired goodwill identified in initial SFAS 142 test	(17,307)			(17,307)
Goodwill attributed to assets sold	(6,545)	(5,400)	(224)	(921)
Goodwill added as a result of a purchase of a business	4,058		4,058	
Balance at December 31, 2002	**$71,133**	**$61,423**	**$9,710**	**$ —**

The following table shows pro forma net income excluding the impairment and amortization of goodwill. Neither the impairment resulting from the change in accounting method nor the amortization of goodwill was deductible for income tax purposes.

For the Year Ended December 31,	2002	2001	2000
			(in thousands)
Net income	**$155,596**	$158,186	$149,477
Goodwill amortization		2,224	1,653
Cumulative effect of change in accounting for goodwill, net of $2,010 attributed to minority interest	**15,297**		
Pro forma net income	**$170,893**	$160,410	$151,130
Basic earnings per share			
Net income as reported	**$ 1.90**	$ 1.95	$ 1.86
Pro forma net income	**2.09**	1.98	1.88
Diluted earnings per share			
Net income as reported	**$ 1.88**	$ 1.94	$ 1.85
Pro forma net income	**2.07**	1.96	1.87

As of December 31, 2002, the company held about $1.1 million of intangible assets with indefinite lives. Intangible assets, primarily rights of way for pipelines, subject to amortization amounted to $9.1 million, net of accumulated amortization of $1.2 million.

Note 6—Other Regulatory Assets and Liabilities

In addition to purchased-gas adjustments, the company has other regulatory assets and liabilities. The regulated entities recover these costs but do not receive a return on these assets. A list of regulatory assets at December 31 follows:

	2002	2001
		(in thousands)
Cost of reacquired debt	**$14,879**	$15,955
Early retirement costs	**8,334**	11,435
Income taxes recoverable from customers	**4,269**	5,557
Deferred-production taxes	**2,719**	4,328
Other	**645**	709
	$30,846	$37,984

The company has accrued a regulatory liability for the collection allowed in rates of postretirement medical costs, which were in excess of actual charges. As of December 31, this balance was $2.8 million in 2002 and $2.2 million in 2001. Questar Pipeline has a regulatory liability for a refund of income taxes to customers amounting to $1.6 million. The balance will be refunded to customers through 2016.

Note 7—Securities Available for Sale

The company's securities available for sale were equity securities only. Through sale or write-off, the company disposed of the remaining securities. Proceeds from the sales amounted to $8.4 million and were used to reduce debt. The company wrote off a $500,000 investment in a security available for sale when the underlying business ceased operations in the first quarter of 2002. The company recorded a $1.5 million impairment in 2001. At December 31, 2001, the fair value of securities was $13.6 million, comprised of a $5.2 million unrealized gain and cost of $8.4 million.

As of December 31, 2002, the company no longer owned securities available for sale. The company reclassified $3.2 million, $153,000 and $41.8 million in 2002, 2001 and 2000, respectively, from other comprehensive income and $2 million, $59,000 and $16 million in 2002, 2001 and 2000, respectively, from deferred-income taxes, upon the sale of securities.

Note 8—Debt

Questar has short-term line-of-credit arrangements with several banks under which it may borrow up to $225 million. These lines have interest rates generally below the prime interest rate. Commercial-paper borrowings with initial maturities of less than one year are backed by the short-term line-of-credit arrangements. The details of short-term debt are as follows:

December 31,	2002	2001
		(in thousands)
Commercial paper with variable interest rates	**$49,000**	$405,500
Bank loans with variable interest rates		124,746
	$49,000	$530,246
Weighted-average interest rate at December 31	**1.62%**	2.27%

The details of long-term debt are as follows:

December 31,	2002	2001
		(in thousands)
Questar Market Resources		
Revolving-credit loan due 2004 with variable interest rates (2.21% at December 31, 2002)	**$ 200,000**	$253,922
7.0% notes due 2007	**200,000**	
7.5% notes due 2011	**150,000**	150,000
Questar Regulated Services		
Natural gas distribution		
Medium-term notes 6.3% to 8.43%, due 2007 to 2024	**285,000**	285,000
Natural gas transmission		
Medium-term notes 5.85% to 7.55%, due 2008 to 2018	**310,400**	310,400
Corporate and other	**132**	141
Total long-term debt outstanding	**1,145,532**	999,463
Less current portion	**10**	1,705
Less unamortized debt discount	**342**	335
	$1,145,180	$997,423

Maturities of long-term debt for the five years following December 31, 2002, as follows:

	(in thousands)
2003	$ 10
2004	180,011
2005	20,012
2006	14
2007	210,016

Cash paid for interest was $77.3 million in 2002, $61.7 million in 2001 and $66.8 million in 2000.

Market Resources' revolving-credit loan contains covenants specifying a minimum amount of net equity and a maximum ratio of debt to equity.

On February 27, 2003, natural gas-distribution company Questar Gas, filed a shelf registration statement for the issuance of up to $70 million of medium-term notes. In March of 2003, Questar Gas sold $70 million of 15-year notes with a coupon rate of 5.31%. Proceeds from the offering were used to replace higher-cost debt issued in 1992 and 1993 with a weighted-average interest rate of 8.11%.

On January 24, 2003, Questar Gas issued $40 million of medium-term notes with an effective interest rate of 5.02% and a 10-year life. The proceeds were used to redeem debt with a higher interest rate. This issue completes a Form S-3 shelf registration for issuance of up to $100 million of medium-term notes filed by Questar Gas in the third quarter of 2001.

Questar Corporation has an effective shelf registration with the Securities and Exchange Commission (SEC) to issue up to $400 million of common equity or debt convertible into common stock. While it is the company's intention to issue no more than $200 million in securities initially, the filing registered both the convertible debt that could be issued and the subsequent common stock that would be issued in a convertible debt offering. Currently there are no plans to issue securities under this shelf registration.

On January 16, 2002, QMR issued $200 million of notes in a private placement to finance its short-term debt following the 2001 acquisition of SEI. The notes mature in five years and have a coupon rate of 7%. Subsequently, the private-placement notes were registered with the SEC, and exchange notes with the same terms were issued in April 2002.

Note 9—Earnings Per Share

A reconciliation of the components of basic and diluted common shares used in the earnings-per-share calculation is as follows:

For the Year Ended December 31,	2002	2001	2000
			(in thousands)
Weighted-average basic common shares outstanding	**81,782**	81,097	80,412
Potential number of shares issuable under stock-option plans	**791**	561	503
Weighted-average diluted common shares outstanding	**82,573**	81,658	80,915

Notes to Consolidated Financial Statements *(continued)*

Note 10—Common Stock

Dividend Reinvestment and Stock Purchase Plan

The Dividend Reinvestment and Stock Purchase Plan (Reinvestment Plan) allows parties interested in owning Questar common stock to reinvest dividends or invest additional funds in common stock. The company can issue new shares or buy shares in the open market to meet shareholders' purchase requests. The Reinvestment Plan issued total shares of 112,761, 219,846 and 322,062 in 2002, 2001 and 2000, respectively. At December 31, 2002, 1,588,154 shares were reserved for future issuance.

Employee Investment Plan

The Employee Investment Plan (Plan) allows eligible employees to purchase shares of Questar Corporation common stock or other investments through payroll deduction. The company matches 80% of employees' pretax purchases up to a maximum of 6% of their qualifying earnings. In addition, each year the company makes a nonmatching contribution of $200 to each eligible employee. The company's expense equals its contribution. Questar's expense to the Plan amounted to $5.5 million, $5.3 million and $5.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Stock Plans

The company has a Long-term Stock Incentive Plan for officers, directors and employees (Stock Plan). The current plan was amended March 1, 2001 to combine officers, directors and employees under one plan and reserve an additional 8 million shares. Shareholders approved the modification in May 2001. The option price equals the market price of the stock on the grant date; therefore, no compensation expense is recorded. Stock options for officers and employees have a 10-year life and vest in four equal annual installments beginning six months after the grant date. Stock options for nonemployee directors also have a 10-year life but vest completely six months after grant. There were 7,316,184 options available for future grant on December 31, 2002.

Nonemployee directors may choose to receive shares of common stock instead of cash in payment for directors fees pursuant to the terms of actions approved by shareholders. There were 88,570 available shares for future grant on December 31,2002.

Transactions involving option shares in the stock plans are summarized as follows:

	Options	Price Range	Weighted-Average Exercise Price
Balance at January 1, 2000	3,912,206	$ 9.81-$21.38	$17.69
Granted	1,260,990	15.00	15.00
Cancelled	(89,254)	13.69- 21.38	17.19
Exercised	(1,301,361)	9.81- 21.38	15.99
Balance at December 31, 2000	3,782,581	9.81- 21.38	17.38
Granted	1,085,500	27.42- 28.10	28.04
Cancelled	(13,320)	15.00- 21.38	16.02
Exercised	(709,215)	9.81- 21.38	17.17
Balance at December 31, 2001	4,145,546	9.81- 28.10	20.21
Granted	**1,364,000**	**22.95- 23.95**	**23.02**
Cancelled	**(53,600)**	**15.00- 28.10**	**22.62**
Exercised	**(480,207)**	**9.81- 22.95**	**16.57**
Balance at December 31, 2002	**4,975,739**	**$13.69-$28.10**	**$21.29**

Outstanding and exercisable stock options at December 31, 2002:

Outstanding options	1,076,695	2,821,944	1,077,100
Range of Exercise Price	$13.69 to $16.81	$17.00 to $23.95	$27.40 to $28.10
Weighted-average remaining contract years	6.2	7.1	8.2
Weighted-average exercise price	$15.21	$21.07	$28.04
Exercisable options	909,370	2,095,944	418,350
Weighted-average exercise price	$15.24	$20.38	$28.02

A fair value of the stock options issued was determined on the grant date using the Black-Scholes option valuation model. The fair-value calculation relies upon subjective assumptions and the use of a mathematical model to estimate value and may not be representative of future results. The Black-Scholes model was intended for measuring the value of options traded on an exchange. Questar's stock options are not traded on an exchange. The calculated fair value of options granted and major assumptions used in the model at the date of grant are listed below:

	2002	2001	2000
Fair value of options at grant date	**$ 6.58**	$ 8.90	$ 3.38
Risk-free interest rate	**4.98%**	5.04%	6.79%
Expected price volatility	**30.5%**	30.7%	25.1%
Expected dividend yield	**3.14%**	2.52%	4.53%
Expected life in years	**7.3**	7.3	7.0

	2002	2001	2000
			(in thousands)
Net income, as reported	$155,596	$158,186	$149,477
Stock-based compensation expense determined under fair-value-based methods	(5,100)	(4,435)	(2,340)
Pro forma net income	$150,496	$153,751	$147,137

	2002	2001	2000
Earnings per share			
Basic, as reported	$1.90	$1.95	$1.86
Basic, pro forma	1.84	1.90	1.83
Diluted, as reported	1.88	1.94	1.85
Diluted, pro forma	1.82	1.89	1.82

Restricted Stock

The company issues restricted stock as part of bonus payments in specified situations. These shares carry voting and dividend rights; however, sale or transfer is restricted. Generally, the restricted stock vests in one or two years depending upon the terms at the date of issue. In addition to issuing restricted shares in connection with bonuses, 21,000 shares were awarded in both 2002 and 2001 as part of employment contracts. These shares vest in three years. Compensation expense is recorded when the bonus or award is earned. Valuation of restricted shares is determined using the market price on date of issuance. A portion of the restricted shares is reserved for under the Stock Plan. Distribution of restricted stock and vesting periods were as follows:

	2002	2001	2000
Vest in one year	23,091	28,913	
Vest in equal installments over two years		30,897	46,053
Vest in equal installments over three years	21,000	21,000	
Total restricted shares awarded	44,091	80,810	46,053
Average market price per share at award date	$ 25.60	$ 24.07	$ 28.01

Shareholder Rights

On February 13, 1996, Questar's Board of Directors declared a stock-right dividend for each outstanding share of common stock. The stock rights were issued March 25, 1996. The rights become exercisable if a person, as defined, acquires 15% or more of the company's common stock or announces an offer for 15% or more of the common stock. Each right initially represents the right to buy one share of the company's common stock for $87.50. Once any person acquires 15% or more of the company's common stock, the rights are automatically modified. Each right not owned by the 15% owner becomes exercisable for the number of shares of Questar's stock that have a market value equal to two times the exercise price of the right. This same result occurs if a 15% owner acquires the company through a reverse merger when Questar and its stock survive. If the company is involved in a merger or other business combination at any time after the rights become exercisable, rightholders will be entitled to buy shares of common stock in the acquiring company having a market value equal to twice the exercise price of each right. The rights may be redeemed by the company at a price of $.005 per right until 10 days after a person acquires 15% ownership of the common stock. The rights expire March 25, 2006.

Note 11—Financial Instruments and Risk Management

The carrying value and estimated fair values of the company's financial instruments were as follows:

	Carrying Value	Estimated Fair Value
		(in thousands)
December 31, 2002		
Financial assets		
Cash and cash equivalents	$ 21,641	$ 21,641
Energy-price-hedging contracts	3,617	3,617
Financial liabilities		
Short-term debt	49,000	49,000
Long-term debt	1,145,180	1,268,592
Energy-price-hedging contracts	24,278	24,278
Interest-rate-hedging swaps	—	—
December 31, 2001		
Financial assets		
Cash and cash equivalents	$ 11,300	$ 11,300
Energy-price-hedging contracts	55,593	55,493
Financial liabilities		
Short-term debt	530,246	530,246
Long-term debt	999,128	1,011,549
Energy-price-hedging contracts	5,323	5,323
Interest-rate-hedging swaps	(627)	(627)

The company used the following methods and assumptions in estimating fair values:

- *Cash and cash equivalents and short-term loans*—The carrying amount approximates fair value.
- *Long-term debt*—The carrying amount of variable-rate debt approximates fair value. The fair value of fixed-rate debt is based on the discounted present value of cash flows using the company's current borrowing rates.
- *Energy-price-hedging contracts*—Fair value of the contracts is based on market prices as posted on the NYMEX from the last trading day of the year. The average price of the gas contracts at December 31, 2002 was $3.42 MMBtu, representing the average of contracts with different terms including fixed, various "into-the-pipe" postings and NYMEX references. Energy-price-hedging contracts were in place for equity gas production and gas-marketing transactions. Deducting transportation and heat-value adjustments on the hedges of equity gas as of December 31, 2002, would result in a price of approximately $3.20 per Mcf, net to the well. The average price of the oil contracts at December 31, 2002, was $23.15 per bbl and was based on the average of fixed amounts in contracts which settle against the NYMEX. All oil contracts relate to equity production where basis adjustments would result in a net-to-the-well price of $21.80 per bbl.

Notes to Consolidated Financial Statements *(continued)*

QMR held energy-price-hedging contracts covering the price exposure for about 83.8 MMdth of gas and 1.1 MMbl of oil as of December 31, 2002. A year earlier QMR hedging contracts covered 70.2 MMdth of natural gas and 1.1 MMbl of oil. QMR does not hedge the price of natural gas liquids.

At December 31, 2002, the company reported a net $20.7 million current liability from hedging activities net of hedging assets. Settlement of contracts in 2002 had resulted in the reclassification into income of $42.4 million ($26.2 million after tax). The offset to the hedging liability, net of income taxes, was a $42.8 million unrealized loss on hedging activities recorded in other comprehensive income in the shareholders' equity section of the balance sheet. The ineffective portion of hedging transactions recognized in earnings was not significant. The fair-value calculation of energy-price hedges does not consider changes in the fair value of the corresponding scheduled equity physical transactions, (i.e., the correlation between index price and the price realized for the physical delivery of gas or oil.)

- *Interest-rate swap*—The mark-to-market valuation equals a discounted present value of future cash flow using current market rates. In October 2001, the company hedged $100 million of variable-rate debt by entering into a fixed-rate interest swap. The swap expired October 2002 and was not renewed.

Note 12—Income Taxes

The components of income taxes were as follows:

Year Ended December 31,	2002	2001	2000
			(in thousands)
Federal			
Current	$11,613	$48,757	$24,758
Deferred	60,409	24,716	47,098
State			
Current	(2,347)	5,641	4,067
Deferred	16,184	3,688	801
Deferred investment-tax credits	(401)	(401)	(386)
Foreign income taxes	5,668	5,869	2,101
Income taxes	$91,126	$88,270	$78,439

The difference between the statutory federal income tax rate and the company's effective income tax rate is explained as follows:

Year Ended December 31,	2002	2001	2000
Federal income taxes at 35%	35%	35%	35%
Increase (decrease) as a result of:			
State income taxes, net of federal income tax benefit	3.6%	2.5%	1.4%
Nonconventional fuel credits	(2.7%)	(2.8%)	(2.8%)
Amortize investment-tax credits related to rate-regulated assets	(.2%)	(.2%)	(.2%)
Amortize unrecorded timing difference related to rate-regulated assets	.4%	.4%	.4%
Tax benefits from dividends paid to ESOP	(.5%)		
Foreign income taxes	(.3%)	1.0%	.3%
Goodwill, not deductible for income taxes	3.2%	.3%	.3%
Other	(1.6%)	(.4%)	
Effective income tax rate	36.9%	35.8%	34.4%

Significant components of the company's deferred income taxes were as follows:

	2002	2001
		(in thousands)
Deferred tax liabilities		
Property, plant and equipment	$425,373	$346,002
Deferred tax assets		
Mark-to-market and hedging activities	18,794	13,941
Tax attributes carried forward	25,613	14
Employee benefits and compensation costs	3,249	7,738
	47,656	21,693
Deferred income taxes—noncurrent	$377,717	$324,309
Deferred income taxes—current (asset) liability		
Purchased-gas adjustment	($ 5,047)	$ 3,153

In 2002, the company received $8.8 million of refunded income taxes resulting primarily from timing differences caused by intangible drilling costs. Cash paid for income taxes was $43.8 million and $54.1 million in 2001 and 2000, respectively.

Note 13—Litigation and Commitments

Grynberg

Questar defendants are involved in three separate lawsuits filed by Jack Grynberg, an independent producer. One case involves claims filed by Grynberg under the federal False Claims Act and is substantially similar to other cases filed against pipelines and their affiliates that have all been consolidated for discovery and pre-trial motions in Wyoming's federal district court. The cases involve allegations of industrywide mismeasurement of natural gas volumes on which royalty payments are due the federal government. Grynberg has filed an appeal from the order issued by the trial judge dismissing his valuation claims from the lawsuits. To sustain claims under the False Claims Act, Grynberg must demonstrate that he is the original source of information concerning the allegations and that he has "direct and independent knowledge" of the claimed mismeasurement practices. The Questar defendants participate in a joint defense group that is challenging Grynberg's eligibility to bring such claims.

The second case is currently on appeal before the Utah Supreme Court. Grynberg filed the appeal from a lower court's decision granting summary judgment to the Questar defendants including Questar Pipeline Co. (QPC), Questar Gas Management Co. (QGM), and Questar Energy Trading Co. (QET). Grynberg claims that the Questar defendants mismeasured gas volumes attributable to his working interest from specified wells in southwestern Wyoming. He cited mismeasurement to support claims for breach of contract, negligent misrepresentation, fraud, breach of fiduciary responsibility, etc.

The third case is pending in a Wyoming federal district court against Questar Gas Co. (QGC), as the successor to QPC's interest in gas-purchase contracts. This case involves some of the same allegations that were heard in an earlier case between the parties, e.g., breach of contract, intentional interference with a contract, but Grynberg added claims of antitrust and fraud. In June of 2001, the judge entered an order granting the motion for partial summary judgment filed by Questar Gas dismissing the antitrust claims from the case, but has not ruled on other motions for summary judgment dealing with ratable take and fraud.

Gas Pipelines

Questar Exploration and Production Co. (QEP), QGM, Wexpro Co. (Wexpro), QGC, and QPC are among the numerous defendants in a case filed against the pipeline industry. Pending in a Kansas state district court, this case is similar to the cases filed by Grynberg, but the allegations of a conspiracy by the pipeline industry to set standards that result in the systematic mismeasurement of natural gas volumes and resulting underpayment of royalties are made on behalf of private and state lessors rather than on behalf of the federal government. The numerous defendants are opposing class certification and are requesting dismissal for lack of personal jurisdiction of any defendants, including most of the named Questar parties, that do not conduct business activities in Kansas.

Data-Center Losses

A major tenant in a data center owned and operated by Consonus, Inc., has recently filed suit against Consonus alleging that it suffered irreparable damage when its computer system was rendered unfit as a result of an accident that occurred at the center in February 2002. The plaintiff claims that Consonus breached its contract to provide a secure facility and was negligent with respect to hiring and monitoring the activities of other named parties responsible for designing, building, and performing some operations at the facility. Consonus subsequently filed a cross claim against the other named defendants, including the architectural firm and the primary contractor. Another tenant has also filed a demand letter alleging it sustained damages as a result of the incident. The total amount of the claimed damages is in excess of $12.5 million.

Environmental Compliance

An Oklahoma agency has advised QEP that it may be violating state air-pollution laws in conjunction with its operation of processing facilities in the state by failing to obtain necessary permits, submit proper notices, and pay specified emissions fees.

Other Legal Proceedings

There are various other legal proceedings against Questar and its subsidiaries. While it is not currently possible to predict or determine the outcomes of these proceedings, it is the opinion of management that the outcomes will not have a materially adverse effect on the company's results of operations, financial position or liquidity.

Notes to Consolidated Financial Statements *(continued)*

Commitments

Historically, 40 to 50% of Questar Gas's gas-supply portfolio has been provided from company-owned gas reserves at the cost of service. The remainder of the gas supply has been purchased from more than 15 suppliers under approximately 40 gas-supply contracts using index-based pricing. Generally, at the conclusion of the heating season and after a bid process, new agreements for the upcoming heating season are put into place. Questar Gas bought significant quantities of natural gas under purchase agreements amounting to $148 million, $261 million and $184 million in 2002, 2001, 2000, respectively. In addition, Questar Gas makes use of various storage arrangements to meet peak-gas demand during certain times of the heating season.

Questar Energy Trading, a subsidiary of QMR, has contracted for firm-transportation services with various pipelines through 2016. Due to market conditions and competition, it is possible that Questar Energy Trading may not be able to recover the full cost of these transportation commitments. Annual payments and the years covered are as follows:

	(in thousands)
2003	$3,174
2004	1,048
2005	1,042
2006	1,032
2007	974
2008	358
Yearly commitment fee 2009 through 2016	194

Questar sold its headquarters building under a sale-and-lease-back arrangement in November 1998. The operating agreement commits the company to occupy the building through January 12, 2012. Questar has four renewal options of five years each following expiration of the original lease in 2012.

On January 12, 2012, the lessor is required to pay Questar Corporation a lease-reduction payment of $12.1 million. On the following day Questar is required to pay a balloon-lease payment of $14.1 million. If the lessor does not make the lease-reduction payment on January 12, 2012, a lessor-nonpayment event occurs and Questar's lease immediately extends for a period of 20 years with no additional rent due. Minimum future payments under the terms of long-term operating leases for the company's primary office locations, including its headquarters building, for the five years following December 31, 2002, are as follows:

	(in thousands)
2003	$4,859
2004	4,633
2005	4,385
2006	4,339
2007	4,254
2008 through 2012	29,718

Total minimum future rental payments have not been reduced for sublease rentals of $129,000 for 2000-2005, $87,000 in 2006 and $87,000 in 2007. Total rental expense amounted to $4.9 million in 2002, $4.7 million in 2001 and $4.4 million in 2000. Sublease-rental receipts were $206,000 in 2002, $94,000 in 2001 and $94,000 in 2000.

Note 14—Rate Regulation and Other Matters

State Rate Regulation

Questar Gas files periodic applications with the PSCU and the PSCW requesting permission to reflect annualized gas-cost increases or decreases depending on gas prices. These requests for gas-cost increases or decreases are passed on to customers on a dollar-for-dollar basis with no markup. The impact of a gas-cost increase on customers is lessened by the fact that approximately 40 to 50% of the company's annual supply comes from its own wells and is priced to customers at cost-of-service prices rather than market prices.

General rate case filed

Effective December 30, 2002, the PSCU issued an order approving an $11.2 million general-rate increase for Questar Gas using an 11.2% rate of return on equity. The rate increase also reflects year-end 2002 usage per customer and costs. Previous general-rate-case increases relied on costs and customer-usage patterns that were at least 12 to 24 months old. Questar Gas originally requested a $23 million rate increase and a 12.6% rate of return on equity.

Purchased-gas filings

Effective January 1, 2002, the PSCU approved, on an interim basis, a $66.9 million decrease in natural gas rates that resulted in an 11% decrease for the typical residential Utah customer. The decrease was based on a significant drop in natural gas prices at the wellhead. Also, effective January 1, 2002, the PSCW approved a $2.9 million pass-through gas-cost decrease for Wyoming natural gas rates. Beginning December 30, 2002, the PSCU approved a $6.5 million increase in natural gas rates. This represents a 2% increase for the typical Utah residential customer. The PSCW approved a $582,000 increase in natural gas rates effective January 1, 2003. The typical residential customer in Wyoming will see a 3% increase from this filing.

Questar Gas pays an affiliated company to remove carbon dioxide from its natural gas at a plant that was placed into service in June 1999. The PSCU initially denied Questar Gas's request to recover $5.35 million in processing costs as part of its gas-balancing-accounting proceedings. Questar Gas appealed to the Utah Supreme Court and filed for recovery of future processing costs in a general rate case in January 2000. Subsequently, the PSCU approved the recovery of up to $5 million of processing costs per year beginning in August 2000, but did not allow recovery of the costs for the 14-month period between the startup of the plant and the general rate case. The Utah Supreme Court ruled that the PSCU had erred in not considering pass-through treatment. The PSCU ruled on remand that Questar Gas was allowed to recover $3.76 million plus approximately $200,000 of interest during 2002.

Note 15—Employee Benefits

Pension Plan

The company has a defined-benefit pension plan covering the majority of its employees. Benefits are generally based on the employee's age at retirement, years of service and highest earnings in a consecutive 72 semimonthly pay-period during the 10 years preceding retirement. The company's policy is to make contributions to the plan at least sufficient to meet the minimum funding requirements of the Internal Revenue Code. Plan assets consist principally of equity securities and corporate and U.S. government debt obligations. Lower interest rates and declining asset values caused the company to record an additional pension liability of $36 million and a $16.9 million intangible-pension asset in 2002. The company relies on a third-party consultant to calculate the pension plan's projected-benefit obligation.

A summary of pension expense is as follows:

Year Ended December 31,	2002	2001	2000
			(in thousands)
Service cost	$ 6,770	$ 7,038	$ 7,354
Interest cost	17,400	16,914	18,447
Expected return on plan assets	(18,187)	(17,065)	(23,782)
Prior service and other costs	1,922	1,978	1,581
Recognized net-actuarial gain		(16)	(552)
Amortization of early retirement costs	3,504	3,504	1,340
Pension expense	$11,409	$12,353	$4,388

Assumptions at the beginning of the year used to calculate pension expense for the year were as follows:

	2002	2001	2000
Discount rate	7.50%	7.75%	7.75%
Rate of increase in compensation	4.50%	5.00%	5.00%
Long-term return on assets	9.00%	9.25%	9.25%

Pension Plan	2002	2001
		(in thousands)
Change in benefit obligation		
Projected benefit obligation at January 1,	$236,022	$222,787
Service cost	6,770	7,038
Interest cost	17,400	16,914
Plan amendments	178	
Change in plan assumptions	19,946	(234)
Actuarial loss	1,319	926
Benefits paid	(11,345)	(11,409)
Projected benefit obligation at December 31,	270,290	236,022
Change in plan assets		
Fair value of plan assets at January 1,	188,761	189,970
Actual loss on plan assets	(15,623)	(2,169)
Contributions to the plan	11,409	12,369
Benefits paid	(11,345)	(11,409)
Fair value of plan assets at December 31,	173,202	188,761
Plan assets less the projected benefit obligation	(97,088)	(47,261)
Unrecognized net-actuarial loss	78,068	23,049
Unrecognized prior-service cost	15,484	17,228
Accrued pension cost	(3,536)	(6,984)
Additional pension liability	(35,986)	
Pension liability	($39,522)	($6,984)

Postretirement Benefits Other Than Pensions

Postretirement health-care benefits and life insurance are provided only to employees hired before January 1, 1997. The company pays a portion of the costs of health-care benefits, as determined by an employee's years of service, and generally limited to 170% of the 1992 contribution. The company's policy is to fund amounts allowable for tax deduction under the Internal Revenue Code. Plan assets consist of equity securities and corporate and U.S. government debt obligations. The company is amortizing its transition obligation over a 20-year period, which began in 1992. The company relies on a third-party consultant to calculate the projected benefit obligation.

Regulated Services accounted for approximately 47% of the postretirement benefit expense in 2002. The impact of postretirement-benefit costs on Questar's future net income will be mitigated by the ability to recover these costs from customers. The regulatory agencies allow Questar Gas and Questar Pipeline to recover costs if the amounts are funded in external trusts.

A summary of the expense of postretirement benefits other than pensions follows:

Year Ended December 31,	2002	2001	2000
			(in thousands)
Service cost	$ 749	$ 878	$ 823
Interest cost	5,351	5,686	4,979
Expected return on plan assets	(3,137)	(3,213)	(3,241)
Amortization of transition obligation	1,877	1,877	1,877
Accretion of regulatory liability	800	800	800
Postretirement benefit expense	$5,640	$6,028	$5,238

Assumptions at the beginning of the year used to calculate postretirement-benefit expense for the year were as follows:

	2002	2001	2000
Discount rate	7.50%	7.75%	7.75%
Long-term return on assets	9.00%	9.25%	9.25%
Health-care inflation rate decreasing to 6.5% by 2008	9.50%	10.00%	10.00%

Notes to Consolidated Financial Statements *(continued)*

Service costs and interest costs are sensitive to changes in the health-care inflation rate. A 1% increase in the health-care inflation rate would increase the yearly service cost and interest cost by $156,000 and the accumulated postretirement benefit obligation by $2.4 million. A 1% decrease in the health-care inflation rate would decrease the yearly service cost and interest cost by $138,000 and the accumulated postretirement benefit obligation by $2.1 million was as follows:

Postretirement Benefits Other Than Pensions	2002	2001
		(in thousands)
Change in benefit obligation		
Projected benefit obligation at January 1,	$79,701	$67,864
Service cost	749	878
Interest cost	5,351	5,686
Actuarial (gain) loss	(1,698)	10,113
Benefits paid	(5,159)	(4,840)
Projected benefit obligation at December 31,	78,944	79,701
Change in plan assets		
Fair value of plan assets at January 1,	34,344	35,302
Actual loss on plan assets	(2,873)	(531)
Contributions to the plan	4,611	4,413
Benefits paid	(5,159)	(4,840)
Fair value of plan assets at December 31,	30,923	34,344
Projected benefit obligation in excess of plan assets	(48,021)	(45,357)
Unrecognized transition obligation	18,775	20,652
Unrecognized net loss	15,727	11,415
Accrued postretirement benefit cost	($13,519)	($13,290)

Postemployment Benefits

The company recognizes the net present value of the liability for postemployment benefits, such as long-term disability benefits and health-care and life-insurance costs, when employees become eligible for such benefits. Postemployment benefits are paid to former employees after employment has been terminated but before retirement benefits are paid. The company accrues both current and future costs. Questar's postemployment liability at December 31, 2002, 2001 and 2000 was $1.5 million, $1.3 million and $1.4 million, respectively.

Note 16—Wexpro Agreement

Wexpro's operations are subject to the terms of the Wexpro Stipulation and Agreement. The agreement was effective August 1, 1981, and sets forth the rights of Questar Gas's utility operations to share in the results of Wexpro's operations. The agreement was approved by the PSCU and PSCW in 1981 and affirmed by the Supreme Court of Utah in 1983.
Major provisions of the agreement are as follows:

a. Wexpro continues to hold and operate all oil-producing properties previously transferred from Questar Gas's nonutility accounts. The oil production from these properties is sold at market prices, with the *revenues used to recover operating expenses and to give Wexpro a* return on its investment. The after-tax rate of return is adjusted annually and is approximately 13.6%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

b. *Wexpro conducts developmental oil drilling on productive oil* properties and bears any costs of dry holes. Oil discovered from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment in successful wells. The after-tax rate of return is adjusted annually and is approximately 18.6%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

c. Amounts received by Questar Gas from the sharing of Wexpro's oil income are used to reduce natural gas costs to utility customers.

d. *Wexpro conducts developmental gas drilling on productive gas* properties and bears any costs of dry holes. Natural gas produced from successful drilling is owned by Questar Gas. Wexpro is reimbursed for the costs of producing the gas plus a return on its investment in successful wells. The after-tax return allowed Wexpro is approximately 21.6%.

e. Wexpro operates natural gas properties owned by Questar Gas. Wexpro is reimbursed for its costs of operating these properties, including a rate of return on any investment it makes. This after-tax rate of return is approximately 13.6%

Wexpro's investment base, net of deferred income taxes, and the yearly average rate of return for 2002 and the previous two years is shown in the table below:

	2002	2001	2000
Wexpro investment base, net of deferred income taxes (in millions)	$164.5	$161.3	$124.8
Annual average rate of return (after tax)	20.5%	19.7%	19.5%

Note 17—Supplemental Gas and Oil Information (Unaudited)

The company uses the successful-efforts accounting method for its gas-and-oil exploration and development activities and for certain cost-of-service gas and oil properties managed and developed by Wexpro.

Gas and Oil Exploration and Development Activities

The following information is provided with respect to Questar's gas and oil exploration and development activities, which are located in the U.S., since the sale of Canadian properties in the fourth quarter of 2002.

Capitalized costs

The aggregate amounts of costs capitalized for gas and oil exploration and development activities and the related amounts of accumulated depreciation, depletion and amortization follow:

December 31,	United States	Canada	Total
			(in thousands)
2002			
Proved properties	$1,103,686		$1,103,686
Unproved properties	131,817		131,817
Support equipment and facilities	29,571		29,571
	1,265,074		1,265,074
Accumulated depreciation, depletion and amortization	424,392		424,392
	$ 840,682		$ 840,682
2001			
Proved properties	$1,051,875	$123,557	$1,175,432
Unproved properties	165,066	11,075	176,141
Support equipment and facilities	11,017	397	11,414
	1,227,958	135,029	1,362,987
Accumulated depreciation, depletion and amortization	403,251	58,892	462,143
	$ 824,707	$ 76,137	$ 900,844
2000			
Proved properties	$ 732,078	$113,407	$ 845,485
Unproved properties	30,940	24,668	55,608
Support equipment and facilities	12,002	1,177	13,179
	775,020	139,252	914,272
Accumulated depreciation, depletion and amortization	361,401	50,105	411,506
	$ 413,619	$ 89,147	$ 502,766

Costs incurred

The costs incurred in gas and oil exploration and development activities are displayed in the table below. The costs incurred to develop booked proved-undeveloped reserves amounted to $51.1 million, $20.7 million and $7.1 million in 2002, 2001 and 2000, respectively.

Year Ended December 31,	United States	Canada	Total
			(in thousands)
2002			
Property acquisition			
Unproved	$ 1,092	$ 119	$ 1,211
Proved	45		45
Exploration	10,372	627	10,999
Development	121,763	3,268	125,031
	$133,272	$ 4,014	$137,286
2001			
Property acquisition			
Unproved	$ 1,309	$ 318	$ 1,627
Proved	303,757		303,757
Exploration	14,063	1,755	15,818
Development	130,638	5,256	135,894
	$449,767	$ 7,329	$457,096
2000			
Property acquisition			
Unproved	$ 3,054	$14,703	$ 17,757
Proved	1,202	31,058	32,260
Exploration	6,433	3,664	10,097
Development	64,582	29,478	94,060
	$ 75,271	$78,903	$154,174

Notes to Consolidated Financial Statements *(continued)*

Results of operations

Following are the results of operations of Market Resources' gas and oil exploration and development activities, before corporate overhead and interest expenses:

Year Ended December 31,	United States	Canada	Total
			(in thousands)
2002			
Revenues			
From unaffiliated customers	$249,239	$21,694	$270,933
From affiliates	1,172		1,172
Total revenues	250,411	21,694	272,105
Production expenses	62,625	6,924	69,549
Exploration	5,459	627	6,086
Depreciation, depletion and amortization	81,473	7,415	88,888
Abandonment and impairment of gas, oil and related properties	11,030	153	11,183
Total expenses	160,587	15,119	175,706
Revenues less expenses	89,824	6,575	96,399
Income taxes—Note A	27,247	4,228	31,475
Results of operations before corporate overhead and interest expenses	$62,577	$2,347	$64,924
2001			
Revenues			
From unaffiliated customers	$242,081	$38,495	$280,576
From affiliates	807		807
Total revenues	242,888	38,495	281,383
Production expenses	62,646	8,106	70,752
Exploration	5,236	1,785	7,021
Depreciation, depletion and amortization	58,537	12,064	70,601
Abandonment and impairment of gas and oil properties	3,571	1,600	5,171
Total expenses	129,990	23,555	153,545
Revenues less expenses	112,898	14,940	127,838
Income taxes—Note A	37,348	9,323	46,671
Results of operations before corporate overhead and interest expenses	$75,550	$5,617	$81,167
2000			
Revenues			
From unaffiliated customers	$207,656	$38,072	$245,728
From affiliates	18		18
Total revenues	207,674	38,072	245,746
Production expenses	49,056	8,809	57,865
Exploration	5,533	2,442	7,975
Depreciation, depletion and amortization	51,973	13,196	65,169
Abandonment and impairment of gas and oil properties	2,327	1,091	3,418
Total expenses	108,889	25,538	134,427
Revenues less expenses	98,785	12,534	111,319
Income taxes—Note A	31,994	5,841	37,835
Results of operations before corporate overhead and interest expenses	$66,791	$6,693	$73,484

Note A—Income tax expenses have been reduced by nonconventional fuel-tax credits of $4.9 million in 2002, $5 million in 2001 and $4.7 million in 2000. The availability of these credits ends after December 31, 2002.

Estimated quantities of proved gas and oil reserves

The table below shows the estimated proved reserves owned by the company. Estimates of U.S. reserves were made by Ryder Scott Company, H. J. Gruy and Associates, Inc., Netherland, Sewell & Associates, and Malkewicz Hueni Associates, Inc., independent reservoir engineers. Estimated Canadian reserves were prepared by Gilbert Laustsen Jung Associates Ltd. and Sproule Associates Ltd. Reserve estimates are based on a complex and highly interpretive process that is subject to continuous revision as additional production and development-drilling information becomes available. The quantities reported below are based on existing economic and operating conditions at December 31. All gas and oil reserves reported were located in the United States and Canada. Canadian properties were sold in the fourth quarter of 2002. The company does not have any long-term supply contracts with foreign governments or reserves of equity investees.

	United States	Canada	Total
			(MMcf)
Natural Gas			
Proved Reserves			
Balance at January 1, 2000	493,777	20,676	514,453
Revisions of estimates	25,662	(7,890)	17,772
Extensions and discoveries	123,155	2,511	125,666
Purchase of reserves in place	846	52,000	52,846
Sale of reserves in place	(1,885)		(1,885)
Production	(61,722)	(7,241)	(68,963)
Balance at December 31, 2000	579,833	60,056	639,889
Revisions of estimates	(36,528)	1,341	(35,187)
Extensions and discoveries	175,423	7,144	182,567
Purchase of reserves in place	300,353		300,353
Sale of reserves in place	(19,072)		(19,072)
Production	(63,862)	(6,712)	(70,574)
Balance at December 31, 2001	936,147	61,829	997,976
Revisions of estimates	(108,570)	701	(107,869)
Extensions and discoveries	240,872	1,712	242,584
Purchase of reserves in place	42		42
Sale of reserves in place	(43,220)	(59,433)	(102,653)
Production	(74,865)	(4,809)	(79,674)
Balance at December 31, 2002	**950,406**		**950,406**
Proved-Developed Reserves			
Balance at January 1, 2000	412,008	17,076	429,084
Balance at December 31, 2000	434,122	55,623	489,745
Balance at December 31, 2001	534,761	53,036	587,797
Balance at December 31, 2002	**540,333**		**540,333**

	United States	Canada	Total
			(Mbbl)
Oil			
Proved Reserves			
Balance at January 1, 2000	11,063	2,795	13,858
Revisions of estimates	221	(64)	157
Extensions and discoveries	1,532	208	1,740
Purchase of reserves in place	1	1,520	1,521
Sale of reserves in place	(17)		(17)
Production	(1,484)	(741)	(2,225)
Balance at December 31, 2000	11,316	3,718	15,034
Revisions of estimates	(1,950)	(21)	(1,971)
Extensions and discoveries	1,515	340	1,855
Purchase of reserves in place	19,185		19,185
Sale of reserves in place	(531)		(531)
Production	(1,797)	(703)	(2,500)
Balance at December 31, 2001	27,738	3,334	31,072
Revisions of estimates	(800)	122	(678)
Extensions and discoveries	2,812	26	2,838
Purchase of reserves in place			
Sale of reserves in place	(270)	(3,028)	(3,298)
Production	(2,310)	(454)	(2,764)
Balance at December 31, 2002	27,170		27,170
Proved-Developed Reserves			
Balance at January 1, 2000	9,897	2,565	12,462
Balance at December 31, 2000	9,696	3,077	12,773
Balance at December 31, 2001	19,417	2,566	21,983
Balance at December 31, 2002	19,942		19,942

Standardized measure of future net cash flows relating to proved reserves

Future net-cash flows were calculated at December 31 using year-end prices and known contract-price changes. The year-end prices do not include any impact of hedging activities. The average year-end price per Mcf of proved natural gas reserves was $3.11 in 2002, $2.19 in 2001, and $8.74 in 2000. The average year-end price per barrel of proved oil and NGL reserves combined was $25.52 in 2002, $18.38 in 2001, and $25.04 in 2000. Year-end production costs, development costs and appropriate statutory income tax rates, with consideration of future tax rates already legislated, were used to compute the future net-cash flows. The statutes allowing income tax credits for nonconventional fuels expire for production after December 31, 2002. All cash flows were discounted at 10% to reflect the time value of cash flows, without regard to the risk of specific properties. The estimated future costs to develop booked proved-undeveloped reserves amounted to $44.9 million, $65.3 million and $46.7 million in 2003, 2004 and 2005, respectively.

The assumptions used to derive the standardized measure of future net-cash flows are those required by accounting standards and do not necessarily reflect the company's expectations. The usefulness of the standardized measure of future net-cash flows is impaired because of the reliance on reserve estimates and production schedules that are inherently imprecise.

Management considers a number of factors when making investment and operating decisions. They include estimates of probable and proved reserves, and varying price and cost assumptions considered more representative of a range of anticipated economic conditions.

Year Ended December 31,	United States	Canada	Total
			(in thousands)
2002			
Future cash inflows	$3,951,706		$3,951,706
Future production costs	(1,049,205)		(1,049,205)
Future development costs	(326,169)		(326,169)
Future income tax expenses	(768,402)		(768,402)
Future net-cash flows	1,807,930		1,807,930
10% annual discount to reflect timing of net-cash flows	(908,304)		(908,304)
Standardized measure of discounted future net-cash flows	$ 899,626		$ 899,626
2001			
Future cash inflows	$2,541,716	$192,762	$2,734,478
Future production costs	(798,431)	(58,643)	(857,074)
Future development costs	(266,097)	(3,421)	(269,518)
Future income tax expenses	(392,152)	(38,767)	(430,919)
Future net-cash flows	1,085,036	91,931	1,176,967
10% annual discount to reflect timing of net-cash flows	(536,876)	(35,789)	(572,665)
Standardized measure of discounted future net-cash flows	$ 548,160	$ 56,142	$ 604,302
2000			
Future cash inflows	$5,412,945	$568,771	$5,981,716
Future production costs	(955,827)	(73,583)	(1,029,410)
Future development costs	(107,355)	(2,900)	(110,255)
Future income tax expenses	(1,489,267)	(182,537)	(1,671,804)
Future net-cash flows	2,860,496	309,751	3,170,247
10% annual discount to reflect timing of net-cash flows	(1,316,114)	(136,445)	(1,452,559)
Standardized measure of discounted future net-cash flows	$1,544,382	$173,306	$1,717,688

Notes to Consolidated Financial Statements *(continued)*

The principal sources of change in the standardized measure of discounted future net-cash flows were:

Year Ended December 31,	2002	2001	2000
			(in thousands)
Beginning balance	$604,302	$1,717,688	$ 446,796
Sales of oil and gas produced, net of production costs	(202,556)	(210,631)	(187,881)
Net changes in prices and production costs	535,840	(1,978,853)	1,638,170
Extensions and discoveries, less related costs	298,082	133,866	492,398
Revisions of quantity estimates	(128,917)	(31,451)	70,155
Purchase of reserves in place	45	303,757	32,260
Sale of reserves in place	(126,485)	(41,225)	(1,867)
Change in future development	(12,128)	(70,979)	(17,770)
Accretion of discount	60,430	171,769	44,680
Net change in income taxes	(138,387)	775,013	(776,276)
Change in production rate	(11,229)	(125,725)	(50,077)
Other	20,629	(38,927)	27,100
Net change	295,324	(1,113,386)	1,270,892
Ending balance	$899,626	$ 604,302	$1,717,688

Cost-of-Service Activities

The following information is provided with respect to cost-of-service gas and oil properties managed and developed by Wexpro and regulated by the Wexpro Agreement. Information on the standardized measure of future net-cash flows has not been included for cost-of-service activities because the operations of and return on investment for such properties are regulated by the Wexpro Agreement.

Capitalized costs

Capitalized costs for cost-of-service gas and oil properties net of the related accumulated depreciation and amortization were as follows:

December 31,	2002	2001	2000
			(in thousands)
Wexpro	$204,157	$198,373	$155,374
Questar Gas	18,915	20,991	22,620
	$223,072	$219,364	$177,994

Costs incurred

Costs incurred by Wexpro for cost-of-service gas and oil-producing activities were $26.7 million in 2002, $58.5 million in 2001 and $32.1 million in 2000.

Results of operations

Following are the results of operations of the company's cost-of-service gas-and-oil-development activities, before corporate overhead and interest expenses:

Year Ended December 31,	2002	2001	2000
			(in thousands)
Revenues			
From unaffiliated companies	$ 8,699	$ 12,465	$15,179
From affiliates—Note A	94,827	88,936	73,721
Total revenues	103,526	101,401	88,900
Production expenses	23,032	33,016	27,861
Depreciation and amortization	20,475	15,051	13,922
Total expenses	43,507	48,067	41,783
Revenues less expenses	60,019	53,334	47,117
Income taxes	21,572	19,181	16,923
Results of operations before corporate overhead and interest expenses	$ 38,447	$ 34,153	$30,194

Note A—Primarily represents revenues received from Questar Gas pursuant to Wexpro Settlement Agreement.

Estimated quantities of proved gas and oil reserves

The following estimates were made by the company's reservoir engineers. Generally, *no estimates are available for cost-of-service* proved-undeveloped reserves that may exist.

	Natural Gas	Oil
	(MMcf)	*(Mbbl)*
Proved Developed Reserves		
Balance at January 1, 2000	353,683	3,289
Revisions of estimates	16,523	504
Extensions and discoveries	50,351	234
Production	(41,546)	(579)
Balance at December 31, 2000	379,011	3,448
Revisions of estimates	(11,465)	275
Extensions and discoveries	76,042	479
Production	(37,907)	(515)
Balance at December 31, 2001	405,681	3,687
Revisions of estimates	(658)	(122)
Extensions and discoveries	56,085	675
Production	(41,208)	(501)
Balance at December 31, 2002	419,900	3,739

Six-year History

Condensed Consolidated Statements of Income

Year Ended December 31,	2002	2001	2000	1999	1998	1997
						(in thousands)
Revenues	**$1,200,667**	$1,439,350	$1,266,153	$ 924,219	$ 906,256	$ 936,337
Operating expenses						
Cost of natural gas and other products sold	**395,742**	675,011	562,229	352,554	367,932	399,941
Operating and maintenance	**284,317**	270,355	251,477	221,082	208,191	205,723
Exploration	**6,086**	6,986	7,917	5,321	6,069	4,512
Depreciation, depletion and amortization	**184,952**	151,735	142,491	132,164	118,745	113,063
Abandonments and impairments of gas, oil and related properties	**11,183**	5,171	3,418	7,535	15,137	19,288
Other taxes	**44,192**	55,985	50,654	32,724	36,792	37,370
Total operating expenses	**926,472**	1,165,243	1,018,186	751,380	752,866	779,897
Operating income	**274,195**	274,107	247,967	172,839	153,390	156,440
Interest and other income	**57,168**	37,023	39,463	78,700	17,021	22,481
Income (loss) from unconsolidated affiliates	**11,777**	159	3,996	(4,356)	2,917	4,341
Write-down of investment in partnership				(49,700)		
Debt expense	**(81,121)**	(64,833)	(63,510)	(53,944)	(47,971)	(43,766)
Income taxes	**(91,126)**	(88,270)	(78,439)	(46,687)	(36,047)	(40,866)
Income before cumulative effect	**170,893**	158,186	149,477	96,852	89,310	98,630
Cumulative effect of change in accounting for goodwill	**(15,297)**					
Net income	**$ 155,596**	$ 158,186	$ 149,477	$ 96,852	$ 89,310	$ 98,630

Condensed Consolidated Balance Sheets

December 31,	2002	2001	2000	1999	1998	1997
						(in thousands)
Assets						
Cash and cash equivalents	**$ 21,641**	$ 11,300	$ 9,416	$ 8,291	$ 17,489	$ 17,271
Accounts receivable	**194,286**	212,512	332,318	181,274	177,627	185,911
Fair value of hedging contracts	**3,617**	55,593				
Gas and oil stored underground	**29,666**	37,055	30,062	27,360	26,797	19,881
Material and supplies	**10,679**	12,073	10,472	10,254	11,020	9,187
Other current assets	**20,055**	24,432	44,754	11,681	13,931	51,671
Total current assets	**279,944**	352,965	427,022	238,860	246,864	283,921
Property, plant and equipment	**4,211,551**	4,089,407	3,287,134	3,014,418	2,873,166	2,516,673
Less depreciation and amortization	**1,593,753**	1,524,309	1,400,159	1,280,767	1,175,264	1,054,393
Net property, plant and equipment	**2,617,798**	2,565,098	1,886,975	1,733,651	1,697,902	1,462,280
Investment in unconsolidated affiliates	**23,617**	144,928	34,505	25,269	58,638	29,952
Other assets	**146,491**	181,505	123,525	186,954	108,136	98,821
	$3,067,850	$3,244,496	$2,472,027	$2,184,734	$2,111,540	$1,874,974
Liabilities and shareholders' equity						
Short-term debt	**$ 49,000**	$ 530,246	$ 209,139	$ 144,115	$ 221,100	$ 131,200
Accounts payable and accrued expenses	**227,218**	227,202	296,953	169,230	209,753	168,941
Fair value of hedging contracts	**24,278**	5,323				
Current portion of long-term debt	10	1,705	8	7	6,006	6,068
Total current liabilities	**300,516**	764,476	506,100	313,352	436,859	306,209
Long-term debt, less portion current	**1,145,180**	997,423	714,537	735,043	615,770	541,986
Other liabilities	**483,403**	401,816	298,758	241,823	210,159	222,921
Common shareholders' equity	**1,138,761**	1,080,781	952,632	894,516	848,752	803,858
	$3,067,850	$3,244,496	$2,472,027	$2,184,734	$2,111,540	$1,874,974

Six-year History *(continued)*

Condensed Consolidated Statements of Cash Flows

Year Ended December 31,	2002	2001	2000	1999	1998	1997
						(in thousands)
Operating activities						
Net income	$ 155,596	$ 158,186	$ 149,477	$ 96,852	$ 89,310	$ 98,629
Depreciation, depletion and amortization	194,369	159,042	148,293	139,124	122,254	114,543
Deferred income taxes and investment tax credits	78,516	33,699	47,355	(1,087)	(7,487)	792
Gain from sales of properties and securities	(43,683)	(21,765)	(24,739)	(66,962)	(10,616)	(12,957)
Write-down of investment in partnership				49,700		
Abandonments and impairments of gas, oil and other properties	11,183	5,171	3,418	7,535	15,137	22,288
(Income) loss from unconsolidated affiliates, net of cash distributions plus minority interest	1,756	253	(899)	7,671	(360)	(2,540)
Impairment of assets and securities	2,956	1,473				
Cumulative effect of accounting change	15,297					
Change in operating assets and liabilities	48,734	36,615	(70,838)	(25,502)	69,767	(23,159)
Net cash provided from operating activities	464,724	372,674	252,067	207,331	278,005	197,596
Investing activities						
Capital expenditures	(357,800)	(984,086)	(315,142)	(261,983)	(455,477)	(208,359)
Proceeds from disposition of assets	280,645	49,034	49,540	60,858	53,312	31,041
Net cash used in investing activities	(77,155)	(935,052)	(265,602)	(141,136)	(403,105)	(177,318)
Financing activities						
Common stock	10,328	13,667	(9,807)	(20,451)	7,566	(1,291)
Preferred stock						(4,876)
Long-term debt	145,880	287,201	(18,350)	110,004	75,545	(10,432)
Short-term debt	(481,246)	321,107	64,581	(76,985)	89,900	53,400
Cash held in escrow	6,838	(1,010)	31,340	(36,727)		
Other financing	272	716	2,955	3,993	6,361	5,635
Dividends	(59,302)	(57,193)	(55,084)	(55,328)	(53,747)	(51,135)
Net cash provided from (used in) financing activities	(377,230)	564,488	15,635	(75,494)	125,625	(8,699)
Foreign currency adjustment	2	(226)	(975)	101	(307)	(11)
Change in cash and cash equivalents	$ 10,341	$ 1,884	$ 1,125	($ 9,198)	$ 218	$ 11,568

Common Stock Information

Year Ended December 31,	2002	2001	2000	1999	1998	1997
Earnings per common share						
Basic						
Income before cumulative effect	$ 2.09	$ 1.95	$ 1.86	$ 1.17	$ 1.08	$ 1.20
Cumulative effect	($ .19)					
Net income	$ 1.90	$ 1.95	$ 1.86	$ 1.17	$ 1.08	$ 1.20
Diluted						
Income before cumulative effect	$ 2.07	$ 1.94	$ 1.85	$ 1.17	$ 1.08	$ 1.19
Cumulative effect	($ .19)					
Net income	$ 1.88	$ 1.94	$ 1.85	$ 1.17	$ 1.08	$ 1.19
Dividends per common share	$ .725	$ .705	$ .685	$ .67	$ .653	$ .62
Book value per common share	13.88	13.26	11.79	10.99	10.27	9.79
Market price per common share						
High	$ 29.45	$ 33.75	$ 31.88	$ 19.94	$ 22.63	$ 22.38
Low	18.01	18.58	13.56	14.75	15.19	17.13
Close	$ 27.82	$ 25.05	$ 30.06	$ 15.00	$ 19.38	$ 22.31
Average basic common shares outstanding *in thousands*	81,782	81,097	80,412	82,547	82,365	82,166
Average diluted common shares outstanding *in thousands*	82,573	81,658	80,915	82,676	82,817	82,668
Ending basic common shares outstanding *in thousands*	82,054	81,523	80,818	81,419	82,632	82,142
Price-earnings ratio on closing price *diluted EPS*	14.8	12.9	16.2	12.8	17.9	18.8
Annualized dividend yield on closing price	2.7%	2.9%	2.3%	4.5%	3.4%	2.8%
Market-to-book ratio on closing price	2.00	1.89	2.55	1.36	1.89	2.28
Dividend payout ratio on income before accounting change	34.7%	36.2%	36.9%	57.1%	60.2%	51.8%

Financial Ratios

Year Ended December 31,	2002	2001	2000	1999	1998	1997
Return on average common shareholders' equity	**14.0%**	15.6%	16.2%	11.1%	10.8%	12.8%
Return on assets	**10.4%**	10.9%	12.5%	9.2%	8.7%	10.1%
Pretax interest coverage (times interest earned)	**4.2**	4.8	4.6	3.7	3.6	4.2
Effective income tax rate	**36.9%**	35.8%	34.4%	32.5%	28.8%	29.3%

Questar Market Resources

Year Ended December 31,	2002	2001	2000	1999	1998	1997
						(dollars in thousands)
Financial highlights						
Revenues	**$ 629,123**	$ 746,397	$ 742,053	$ 498,311	$ 458,272	$ 523,640
Operating income	**130,444**	159,341	128,160	69,699	42,138	45,222
Net income	**97,929**	101,134	77,808	43,888	26,148	35,934
Identifiable assets	**1,415,871**	1,510,699	960,491	777,923	728,953	648,170
Capital expenditures	**$ 189,360**	$ 638,507	$ 187,359	$ 128,248	$ 248,676	$ 92,310
Operating highlights						
Production volumes						
Natural gas *MMcf*	**79,674**	70,574	68,963	62,712	51,309	47,442
Oil and natural gas liquids *Mbbl*	**2,764**	2,500	2,225	2,311	2,340	2,377
Average realized selling (including hedges)						
Natural gas *Mcf*	**$ 2.58**	$ 3.21	$ 2.80	$ 2.00	$ 1.92	$ 1.89
Oil and natural gas liquids *bbl*	**$ 20.39**	$ 19.22	$ 20.50	$ 13.92	$ 12.70	$ 17.77
Energy-marketing volumes *MMdthe*	**83,816**	91,791	105,632	112,982	113,513	142,601
Gas-gathering volumes *Mdth*						
For unaffiliated customers	**112,205**	91,729	92,969	84,961	72,908	57,586
For Questar Gas	**40,685**	37,161	36,791	32,050	29,893	28,506
For other affiliated customers	**38,136**	27,049	25,068	19,659	17,720	17,679
Total gathering	**191,026**	155,939	154,828	136,670	120,521	103,771
Gathering revenue *dth*	**$ .16**	$ .13	$ .13	$ .15	$ .16	$ .21
Lifting cost *Mcfe*	**$ .72**	$ .83	$ .70	$ .59	$ .63	$ .64
Average DD&A rate for E & P operations *Mcfe*	**$ .91**	$ .83	$ .78	$ .71	$ .74	$ .68
Five-year average finding cost—nonregulated *Mcfe*	**$ .85**	$ .85	$ .86	$ .90	$ .95	$ .83
Proved reserve volumes						
Natural gas *bcf*	**950.4**	998.0	639.9	514.5	488.6	378.7
Oil *MMbbl*	**27.2**	31.1	15.0	13.9	14.3	15.1
Net leasehold acreage *in thousands*	**1,540**	1,834	1,790	1,596	1,664	1,507
Field gathering pipeline mileage	**1,411**	1,385	1,285	1,400	1,385	1,332

Six-year History *(continued)*

Questar Regulated Services

Natural Gas Distribution

Year Ended December 31,	2002	2001	2000	1999	1998	1997
						(dollars in thousands)
Financial highlights						
Revenues	$ 595,511	$ 704,113	$ 536,762	$ 449,937	$ 476,823	$ 448,223
Operating income	70,354	58,382	56,420	45,313	57,450	58,237
Net income	32,399	25,873	24,163	19,219	27,408	29,014
Identifiable assets	831,411	833,268	830,889	722,290	699,727	601,720
Capital expenditures	$ 69,405	$ 78,791	$ 65,767	$ 68,447	$ 76,328	$ 65,375
Operating highlights						
Natural gas volumes *Mdth*						
Residential and commercial sales	90,796	83,650	83,373	82,201	83,231	85,747
Industrial sales	10,729	10,684	10,314	9,823	9,681	9,523
Transportation for industrial customers	46,459	54,624	54,836	51,643	55,461	51,313
Total deliveries	147,984	148,958	148,523	143,667	148,373	146,583
Natural gas revenue *dth*						
Residential and commercial sales	$ 5.75	$ 7.39	$ 5.60	$ 4.83	$ 5.11	$ 4.66
Industrial sales	4.15	5.26	3.78	2.95	3.05	2.57
Transportation for industrial customers	.16	.13	.13	.13	.12	.13
System gas cost *dth*	$ 3.14	$ 4.92	$ 3.54	$ 2.61	$ 2.57	$ 2.62
Heating degree days—colder (warmer) than normal	8%	(1%)	(2%)	(4%)	(2%)	(3%)
Average temperature adjusted usage per customer *dth*	116.2	119.3	125.0	127.4	130.7	141.0
Number of customers at December 31	750,128	731,900	704,629	686,317	663,392	641,696
Distribution main- and service-line mileage	22,815	22,593	21,448	20,696	19,976	19,256
Natural gas reserves—cost-of-service *bcf*	419.9	405.7	379.0	353.7	340.1	337.2

Natural Gas Transmission

Year Ended December 31,	2002	2001	2000	1999	1998	1997
						(dollars in thousands)
Financial highlights						
Revenues	$ 142,875	$ 124,893	$ 119,076	$ 112,160	$ 108,557	$ 105,437
Operating income	66,185	59,322	56,853	54,395	53,198	50,490
Net income (loss)	32,608	29,741	29,825	(8,391)	27,891	26,568
Identifiable assets	744,855	769,129	538,855	517,981	556,226	410,481
Capital expenditures	$ 95,098	$ 256,703	$ 43,035	$ 50,424	$ 114,318	$ 32,596
Operating highlights						
Natural gas volumes *Mdth*						
Transportation						
For unaffiliated customers	245,119	195,610	158,604	135,886	120,747	116,215
For Questar Gas	111,692	110,259	108,183	105,499	107,501	110,311
For other affiliated customers	6,044	6,892	8,370	12,153	26,878	37,797
Total transportation	362,855	312,761	275,157	253,538	255,126	264,323
Transportation revenue *dth*	$ .26	$ .25	$ .26	$ .28	$ .28	$ .26
Transmission pipeline mileage	2,466	1,840	1,734	1,734	1,726	1,763
Clay Basin storage capacity *bcf*	51.4	51.4	51.4	51.4	51.4	46.3

Corporate Information

History
Questar Corporation was organized as an investor-owned, integrated-energy holding company on Oct. 2, 1984. Its origins date to 1929 when predecessor companies constructed a natural gas pipeline from southwestern Wyoming to Utah markets. In 1935 various holdings were consolidated under the name Mountain Fuel Supply Company, which was the parent company until 1984. With the creation of Questar, Mountain Fuel became a wholly owned natural gas-distribution subsidiary. In 1996, Questar restructured itself into two primary business activities: Market Resources, which conducts nonregulated activities, such as oil and gas exploration and production, and Regulated Services, comprising regulated retail gas distribution and interstate gas-transmission and storage functions.

Common Stock
82.8 million shares issued and outstanding, without par value. Listed on the New York Stock Exchange—ticker symbol: STR.

Transfer and Paying Agent
Questar Corporation
Shareholder Services
P.O. Box 45433
Salt Lake City, UT 84145-0433

Co-Transfer Agent
Wells Fargo Bank
Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

Dividend Reinvestment and Stock-Purchase Plan
Common stock may be purchased directly from the company. A one-time $10 fee is charged to establish an account. Shareholders may also reinvest dividends to purchase additional shares of common stock. A prospectus is available upon request to:

Questar Corporation
Shareholder Services
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 801-324-5885 or
800-729-6788 (toll-free)
e-mail:
shareholder@questar.com

Annual Meeting
The 2003 Annual Meeting of Shareholders will be held at 10 a.m. Tuesday, May 20, at 1140 West 2nd South, Salt Lake City, Utah.

Corporate Information

Form 10-K
The Form 10-K—an annual report of company operations filed with the Securities and Exchange Commission—is available online at www.sec.gov, or by request from:

Connie C. Holbrook
Senior vice president,
general counsel
and corporate secretary
Questar Corporation
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 801-324-5202
e-mail:
connieh@questar.com

Corporate Website
Other corporation information is available online at www.questar.com.

Shareholder Records
Questar Corporation
Shareholder Services
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 800-729-6788
e-mail:
shareholder@questar.com

Analyst Contact
Stephen E. Parks
Senior vice president,
treasurer,
chief financial officer
Tel. 801-324-5497

or

Martin H. Craven
Director of investor relations,
assistant treasurer
Tel. 801-324-5077
e-mail: martinc@questar.com

Media Contact
R. Curtis Burnett
Vice president, public affairs
Tel. 801-324-5647
e-mail: curtb@questar.com

Auditors
Ernst & Young LLP
Certified Public Accountants
60 East South Temple,
Suite 800
Salt Lake City, UT 84111

Counsel
Skadden, Arps, Slate,
Meager & Flom
919 Third Ave.
New York, NY 10022

Principal Offices
Questar Corporation
180 East 100 South
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 801-324-5000

Questar Regulated Services,
Questar Gas Company,
Questar Pipeline Company,
Questar Energy Services
180 East 100 South
P.O. Box 45360
Salt Lake City, UT 84145-0360
Tel. 801-324-5555

Questar Market Resources,
Questar Exploration and
Production Company,
Wexpro Company,
Questar Energy Trading
Company, and Questar
Gas Management Company
180 East 100 South
P.O. Box 45601
Salt Lake City, UT 84145-0601
Tel. 801-324-2600

Questar InfoComm, Inc.
180 East 100 South
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 801-324-5856

Corporate Officers *(age in parentheses)*

Management Committee

Brent L. Adamson (51)
Vice president, ethics, compliance and audit; formerly director of auditing and compliance officer, and senior auditor; 27 years of service; Certified Internal Auditor and Certified Fraud Examiner; bachelor's degree in accounting and master's degree in business administration from the University of Utah.

Alan K. Allred (52)
President and chief operating officer, Questar Regulated Services effective May 1, 2003; formerly senior vice president, Questar Regulated Services; also has been responsible for corporate planning, state and federal regulatory activities, gas supply and control, marketing and business development; 24 years of service; bachelor's degree in finance from Utah State University and master's degree in systems management from the University of Southern California.

Connie C. Holbrook (56)
Senior vice president, general counsel and corporate secretary; formerly secretary, assistant secretary and staff attorney, Mountain Fuel; 27 years of service; bachelor's degree in history from Brigham Young University and doctorate in law from the University of Utah.

Stephen E. Parks (51)
Senior vice president, treasurer and chief financial officer; formerly director of auditing; 28 years of service; bachelor's degree in accounting and master's degree in business administration from the University of Utah.

Keith O. Rattie (49)
President and chief executive officer; previously senior vice president of Coastal Corp. and president and chief executive officer of a wholly owned Coastal subsidiary, Coastal Gas Services Co.; formerly general manager of Chevron Corp.'s international gas unit and held other Chevron engineering and management positions; bachelor's degree in electrical engineering from the University of Washington and master's degree in business administration from St. Mary's College (California).

Glenn H. Robinson (53)
Vice president and chief information officer, Questar Corp.; president and chief executive officer of Questar InfoComm; president, Interstate Land; formerly vice president and controller for Questar Regulated Services, and vice president of marketing and manager of corporate development for Mountain Fuel; 27 years of service; bachelor's degree in economics from Utah State University and master's degree in business administration from the University of Utah.

D.N. "Nick" Rose (58)
Executive vice president, Questar Corp.; president and chief executive officer of Questar Regulated Services, including all subsidiaries within that group; formerly president and chief executive officer, Mountain Fuel Distribution Division, and vice president-administration, Mountain Fuel; 33 years of service; past president of American Gas Association; bachelor's degree in electrical engineering and master's degree in business administration from the University of Utah.

Charles B. Stanley (44)
Executive vice president, Questar Corp., president and chief executive officer, Questar Market Resources; joined Questar in January 2002; previously president, chief executive officer and director, El Paso Oil & Gas Canada; president, CEO and director, Coastal Gas International Co.; vice president, international exploration and development, Maxus Energy Corp.; explorationist, frontier and international division, British Petroleum Co.; bachelor's and master's degrees in geology from Virginia Polytechnic Institute and State University.

Officers

Corporate

Keith O. Rattie
President and chief executive officer

D.N. "Nick" Rose
Executive vice president

Charles B. Stanley
Executive vice president

Connie C. Holbrook
Senior vice president, general counsel and corporate secretary

Stephen E. Parks
Senior vice president, treasurer and chief financial officer

Brent L. Adamson
Vice president, ethics, compliance and audit

R. Curtis Burnett (56)
Vice president, public affairs

Glenn H. Robinson
Vice president and chief information officer

Ruland J. Gill (57)
Assistant vice president, government relations

Regulated Services
Questar Regulated Services, Questar Gas, Questar Pipeline, Questar Energy Services

D.N. "Nick" Rose
President and chief executive officer

Alan K. Allred
Executive vice president and chief operating officer

David M. Curtis (47)
Vice president and controller

Shahab Saeed (43)
Vice president, support services

Market Resources
Questar Exploration and Production, Questar Gas Management, Questar Energy Trading, Wexpro

Charles B. Stanley
President and chief executive officer

Michael B. McGinley (54)
Vice president

Melvin L. Owen (52)
Vice president, administrative services

Jay B. Neese (44)
Vice president, operations, Questar Exploration and Production

James R. Livsey (49)
Vice president and general manager, Wexpro

Questar InfoComm

Glenn H. Robinson
President and chief executive officer

Teresa Beck *(49)*
Former president and chief financial officer of American Stores; director of Textron Inc., Albertson's Inc. and Lexmark International Group; trustee of Intermountain Health Care, The Children's Center and the University of Utah's David Eccles School of Business; Questar director since 1999; member, Finance and Audit, Nominating/Corporate Governance and Management Performance Committees.

R. Don Cash *(60)*
Questar chairman since 1985; former president and chief executive officer, Questar; director, Zions Bancorp and Associated Electric and Gas Insurance Services Ltd.; Questar director since 1977; member, Executive and Nominating/Corporate Governance Committees.

Patrick J. Early *(70)*
Retired vice chairman of Amoco Corp.; Amoco director for six years; Questar director since 1995; chairman, Management Performance Committee; and member, Executive and Nominating/Corporate Governance Committees.

L. Richard Flury *(55)*
Retired chief executive, gas and power, BP plc; former chief executive, worldwide exploration and production, Amoco; Questar director since May 2002; member, Finance and Audit Committee.

James A. Harmon *(67)*
Questar director from 1976 to 1997; resigned to serve as chairman and president of the U.S. Export-Import Bank; reappointed Questar director in 2001; former chairman, chief executive officer, and senior chairman of Wertheim Schroder & Co.; owns investment-banking firm, Harmon and Co.; member of Finance and Audit and Management Performance Committees.

W. Whitley Hawkins *(71)*
Retired president and chief operating officer of Delta Air Lines; owns HBI Inc., which manufactures chemical-coating products; advisor to SunTrust Bank and International Airline Passengers Association; Questar director since 1991; chairman, Nominating/Corporate Governance Committee; and member, Executive and Management Performance Committees.

Teresa Beck


R. Don Cash


Patrick J. Early


L. Richard Flury


James A. Harmon


W. Whitley Hawkins



Robert E. Kadlec


Gary G. Michael


Keith O. Rattie


D.N. "Nick" Rose


Harris H. Simmons


Charles B. Stanley

Robert E. Kadlec *(69)*
Retired president and chief executive officer of BC Gas Inc.; owns venture-capital firm, Bentley Capital Corp; director, British Pacific Properties, International Forest Products, Eaton Power Corporation and Vancouver International Airport Authority; Questar director since 1987; chairman, Executive Committee, and member, Finance and Audit and Management Performance Committees.

Gary G. Michael *(62)*
Retired chairman and chief executive officer of Albertson's Inc.; director, Boise Cascade Corp., Idacorp Inc., Harrah's Entertainment Inc. and the Clorox Company; past chairman of the Federal Reserve Bank of San Francisco; Questar director since 1994; chairman, Finance and Audit Committee, and member, Executive and Management Performance Committees.

Keith O. Rattie *(49)*
Questar president and chief executive officer; former president and chief operating officer, Coastal Gas International and senior vice president, Coastal Corp; director, Zions First National Bank; Questar director since 2001; member, Executive Committee.

D.N. "Nick" Rose *(58)*
Executive vice president, Questar Corp.; president, chief executive officer, Questar Regulated Services; Questar director since 1984; trustee, Westminster College.

Harris H. Simmons *(48)*
President, chief executive officer, Zions Bancorp; chairman, Zions First National Bank; director, Zions Bancorp and O.C. Tanner; Questar director since 1992; member, Questar Executive, Finance and Audit, and Nominating/Corporate Governance Committees.

Charles B. Stanley *(44)*
Executive vice president, Questar Corp.; president, chief executive officer, Questar Market Resources; Questar director since November 2002.

Design: Richards & Swensen, Inc. / Photography: Ed Rosenberger, Chad Jones, Sam Blundell, Steve Greenwood